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As filed with the Securities and Exchange Commission on July 31, 2001

Registration No. 333-52426

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective
Amendment No. 2
to
FORM S-1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FINISAR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3674	94-3038428
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification No.)

1308 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

JERRY S. RAWLS
Chief Executive Officer
FINISAR CORPORATION
1308 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

STEPHEN K. WORKMAN Vice President, Finance, Chief Financial Officer and Secretary Finisar Corporation 1308 Moffett Park Drive Sunnyvale, California 94089 (408) 548-1000	DENNIS C. SULLIVAN, ESQ. JOE C. SORENSON, ESQ. Gary Cary Ware & Freidenrich LLP 400 Hamilton Avenue Palo Alto, California 94301-1825 (650) 833-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8, may determine.

5,332,806 Shares

Finisar Corporation

Common Stock

    This Prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Finisar Corporation. The shares of our common stock may be offered by any of the selling stockholders named in this prospectus, each of whom received their shares when we acquired Demeter Technologies, Inc., as well as donees and pledgees who receive shares from a named selling stockholder after the date of this prospectus. We will receive no part of the proceeds of the sale of any shares offered in this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders. None of the shares offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

    The common stock offered in this prospectus may be offered and sold by the selling stockholders directly or through broker-dealers acting solely as agents. In addition, the broker-dealers may acquire the common stock as principals. The distribution of the common stock may be effected in one or more of the following transactions:

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  block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

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  over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

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  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

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  privately negotiated transactions.

These transactions may be made at market prices and on terms prevailing at the time of sale, prices related to such prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with these sales.

    Finisar Corporation's common stock is traded on the Nasdaq National Market under the symbol "FNSR". On July 30, 2001 the last reported sales price for the common stock was $11.24 per share.

    INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

    Each selling stockholder and any broker executing selling orders on behalf of the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933. Commissions received by any broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 31, 2001.

    In March 2000, our Board of Directors approved a three-for-one stock split that was effected in the form of a 200% stock dividend that was paid to stockholders of record on March 27, 2000. The information in this prospectus reflects the payment of the stock dividend.

    You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

    Finisar is a registered trademark of Finisar Corporation. This prospectus contains product names, trade names and trademarks of Finisar and other organizations.

PROSPECTUS SUMMARY

    This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and the financial data and related notes, before making an investment decision.

Finisar Corporation

    We are a leading provider of fiber optic subsystems and network test and monitoring systems which enable high-speed data communications over local area networks, or LANs, storage area networks, or SANs, and metropolitan access networks, or MANs. We are focused on the application of digital fiber optics to provide a broad line of high-performance, reliable, value-added optical subsystems for data networking and storage equipment manufacturers. Our line of optical components and subsystems supports a wide range of network applications, transmission speeds, distances and physical mediums. We also provide network performance test and monitoring systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems.

    We have recently acquired five privately-held companies in order to gain access to new technologies which can be used in conjunction with our existing core competencies to develop new and innovative products. During our fiscal year ended April 30, 2001, we acquired Sensors Unlimited, Inc., Demeter Technologies, Inc., Medusa Technologies, Inc., and Shomiti Systems, Inc. On May 3, 2001, we completed the acquisition of Transwave Fiber, Inc. These acquisitions broaden our product offerings and provide us access to advanced optical component technologies that we believe will enable us to develop more integrated subsystems and accelerate the product development cycle.

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs, SANs and MANs present a number of significant technical challenges. Data integrity, reliability and standards compliance become increasingly difficult at high transmission speeds. Additionally, manufacturers require optical subsystems which support a broad range of network applications. To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and network performance test systems which meet the requirements of manufacturers of high-speed data networking and storage systems. Our optical subsystems and network test and monitoring systems are designed to provide the following key benefits to systems manufacturers:

    Value-Added Functions and Intelligence.  Our high-speed fiber optic subsystems are engineered to provide our customers with value-added functionality beyond the basic capability of enabling high-speed data transmission. Many of our optical subsystems include:

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  a microprocessor containing specially-developed software that allows customers to monitor the optical performance of each port on their systems in real time; and

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  features that automatically recognize different versions of the Fibre Channel protocol and enable our subsystems to interoperate with older, installed networking systems.

Our test systems also contain value-added software functions that permit users to simulate and track errors.

    High Level of Data Integrity.  Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. This degree of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.

    High Reliability.  We design all of our optical subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. In addition, because our subsystems are designed to emit lower levels of electromagnetic interference, or EMI, than the standards set by the Federal Communications Commission, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.

    Broad Optical Subsystem Product Line.  We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.

    Broad Test System Product Line.  We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and speed time to market.

    Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. We plan to leverage our relationships with our existing customers as they enter new, high-speed data communications markets and to expand our sales and marketing organization in order to establish new relationships with other key data and storage networking manufacturers. We intend to capitalize on our customers' satisfaction and our service-oriented approach to take advantage of cross-selling opportunities.

    We sell our products to leading networking and storage equipment manufacturers such as Brocade, EMC and Emulex, as well as emerging manufacturers such as ONI Systems, Inc. For the fiscal year ended April 30, 2001, we had revenues of $188.8 million and a net loss of $85.4 million, with the loss primarily due to charges related to the acquisitions of Sensors Unlimited in October 2000, Demeter Technologies in November 2000 and Medusa Technologies and Shomiti Systems in March 2001.

Recent Developments

    Acquisition of Manufacturing Facility in Malaysia.  On May 10, 2001, we purchased a manufacturing facility in Ipoh, Malaysia, for a cash payment of $10 million, of which $2 million was for processing equipment and $8 million was for a building consisting of approximately 700,000 square feet of space, 200,000 square feet of which is suitable for cleanroom operations. The $8 million payment for the building is being held in escrow pending approval by the Malaysian government of the transfer of the real property.

Corporate Information

    Finisar was incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1308 Moffett Park Drive, Sunnyvale, California 94089, our telephone number is (408) 548-1000 and our website is located at www.finisar.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	5,332,806 shares
Common stock outstanding	185,501,853 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Nasdaq National Market symbol	FNSR

    The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of May 31, 2001 and excludes:

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  1,991,287 shares of Series A preferred stock issued in connection with our acquisitions of Shomiti Systems and Transwave Fiber, which shares converted into 5,973,861 shares of our common stock following stockholder approval of an increase in our authorized common stock in June 2001.

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  12,856,137 shares of common stock issuable upon exercise of options outstanding at May 31, 2001 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $13.93 per share, and an additional 923,700 shares reserved for issuance under our 1999 stock option plan as of May 31, 2001;

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  1,547,517 shares of Series A preferred stock issuable upon exercise of options outstanding as of May 31, 2001 under our 2001 stock option plan with a weighted average exercise price of $33.74 per share and an additional 402,483 shares of Series A preferred stock reserved for issuance under our 2001 stock option plan, which shares represent 4,642,561 shares of our common stock with a weighted average exercise price of $11.25 and an additional 1,207,449 shares of common stock reserved for issuance under our 2001 stock option plan;

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  1,841,472 shares of common stock issuable upon exercise of options assumed in connection with our acquisitions of Sensors Unlimited, Demeter Technologies, Medusa Technologies, Shomiti Systems and Transwave Fiber; and

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  119,340 shares of common stock reserved for issuance under our 1999 employee stock purchase plan as of May 31, 2001.

Summary Financial Data
(in thousands, except per share data)

    The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data for the fiscal years ended April 30, 1999, 2000 and 2001 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended April 30, 1997 and 1998 are derived from audited consolidated financial statements not included in this prospectus.

	Fiscal Year Ended April 30,
	1997	1998	1999	2000	2001
Statement of Operations Data:
Revenues	$8,457	$22,067	$35,471	$67,147	$188,800
Gross profit	5,019	13,362	19,957	32,957	46,349
Income (loss) from operations	1,374	7,094	5,221	2,983	(117,192)
Net income (loss)	947	4,359	3,045	2,881	(85,449)
Net income (loss) per share(1):
Basic	$0.01	$0.03	$0.03	$0.03	$(0.53)
Diluted	$0.01	$0.03	$0.02	$0.02	$(0.53)
Shares used in per share calculations(1):
Basic	132,000	131,259	110,580	113,930	160,014
Diluted	132,000	131,259	134,814	144,102	160,014
	April 30,
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$422	$722	$5,044	$320,735	$146,111
Working capital	1,685	5,730	13,011	342,711	249,000
Total assets	2,987	7,761	20,955	364,920	1,029,995
Long-term portion of note payable and capital lease obligations, and other long-term liabilities	—	416	11,032	524	45,354
Convertible redeemable preferred stock	—	—	26,260	—	—
Convertible preferred stock	—	—	—	—	1
Total stockholders' equity (deficit)	2,088	6,447	(21,503)	352,422	941,851

(1)
See Note 1 to our consolidated financial statements for a description of the computation of the number of shares and net income per share.

RISK FACTORS

    You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our financial statements and the related notes.

Our future revenues are unpredictable, our operating results are likely to fluctuate from quarter to quarter, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

    Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products and the Gigabit Ethernet and Fibre Channel standards, market demand for the products manufactured by our customers, product development and production, competitive pressures and customer retention.

    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders during a quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business. Beginning in the last quarter of fiscal 2001, we experienced reduced orders, and in some cases cancellations of existing orders, from our customers. As a result our revenues for the fourth quarter of fiscal 2001 and the first quarter of fiscal 2002 ended on July 31, 2001 declined in comparison to the previous quarter.

    It is likely that in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock would significantly decline.

Our success is dependent on the continued development of the emerging high-speed LAN, SAN and MAN markets.

    Our optical subsystem and network test and monitoring system products are used exclusively in high-speed local area networks, or LANs, storage area networks, or SANs, metropolitan access networks, or MANs. Accordingly, widespread adoption of high-speed LANs, SANs and MANs is critical to our future success. The markets for high-speed LANs, SANs and MANs have only recently begun to develop and are rapidly evolving. Because these markets are new and evolving, it is difficult to predict their potential size or future growth rate. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like high-speed LAN, SAN or MAN networks, particularly during periods of economic slowness. Our success in generating revenue in these emerging markets will depend, among other things, on the growth of these markets. There is significant uncertainty as to whether these markets ultimately will develop or, if they do develop, that they will develop rapidly. If the markets for high-speed LANs, SANs or MANs fail to develop or develop more slowly than expected, or if our products do not achieve widespread market acceptance in these markets, our business would be significantly harmed.

We will face challenges to our business if our target markets adopt alternate standards to fibre channel and gigabit ethernet technology or if our products fail to comply with evolving industry standards and government regulations.

    We have based our product offerings principally on Fibre Channel and Gigabit Ethernet standards and our future success is substantially dependent on the continued market acceptance of these standards. If an alternative technology is adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. Our products comprise only a part of an entire networking system, and we depend on the companies that provide other components to support industry standards as they evolve. The failure of these companies, many of which are significantly larger than we are, to support these industry standards could negatively impact market acceptance of our products. Moreover, if we introduce a product before an industry standard has become widely accepted, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. In addition, because we may develop some products prior to the adoption of industry standards, we may develop products that do not comply with the eventual industry standard. Our failure to develop products that comply with industry standards would limit our ability to sell our products. Finally, if new standards evolve, we may not be able to successfully design and manufacture new products in a timely fashion, if at all, that meet these new standards.

    In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop also will be required to comply with standards established by local authorities in various countries. Failure to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals or certificates could significantly harm our business.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business.

    A small number of customers have accounted for a significant portion of our revenues. Our success will depend on our continued ability to develop and manage relationships with significant customers. Sales to our top four customers represented approximately 54% of total revenues in fiscal 1999, 55% in fiscal 2000 and 48% in fiscal 2001. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

    The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products that incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. Several of our major customers have recently announced that orders for their products are slowing or that they are less certain about the demand for their products in the near future. As a result, beginning in the last quarter of fiscal 2001 we experienced reduced orders, and in some cases cancellations of existing orders, from our customers. In addition, our customers have in the past sought price concessions from us and will continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet our customers' needs.

    We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

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  our customers can stop purchasing our products at any time without penalty;

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  our customers are free to purchase products from our competitors; and

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  our customers are not required to make minimum purchases.

    Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we will lose sales and customers.

Our market is subject to rapid technological change, and to compete effectively we must continually introduce new products that achieve market acceptance.

    The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and such delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

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  changing product specifications and customer requirements;

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  difficulties in hiring and retaining necessary technical personnel;

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  difficulties in reallocating engineering resources and overcoming resource limitations;

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  difficulties with contract manufacturers;

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  changing market or competitive product requirements; and

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  unanticipated engineering complexities.

    The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Continued competition in our markets may lead to a reduction in our prices, revenues and market share.

    The markets for optical components and subsystems and network test and monitoring systems for use in LANs, SANs and MANs are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. We expect that more companies, including some of our customers, will enter the market for optical subsystems and network test and monitoring systems. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Agilent Technologies, Inc., Infineon Technologies, International Business Machines Corporation, Stratos Lightwave (formerly Methode Electronics), Molex Premise Networks and Vixel Corporation. For network test and monitoring systems, we compete primarily with Ancot Corporation, I-Tech Corporation, Xyratex International and Network Associates. Our competitors continue to introduce improved products with lower prices, and we will have to do the same to remain competitive. In addition, some of our current and potential customers may attempt to integrate their operations by producing their own optical components and subsystems and network test and monitoring systems or acquiring one of our competitors, thereby eliminating the need to purchase our products. Furthermore, larger companies in other related industries, such as the telecommunications industry, may develop or acquire technologies and apply their significant resources, including their distribution channels and brand name recognition, to capture significant market share.

Decreases in average selling prices of our products may reduce gross margins.

    The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced, and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including price pressures from significant customers. Therefore, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would significantly harm our business.

    We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margin.

Shifts in our product mix may result in declines in gross margins.

    Our gross profit margins vary among our product families, and our gross margins are generally higher on our network test and monitoring systems than on our optical subsystems. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs. As a result of a significant growth in sales of optical subsystem products over the past several quarters, including sales of new products to a number of new customers, we have experienced a sustained product shift toward a greater percentage of optical subsystem products resulting in a decline in overall gross margins.

We are subject to pending legal proceedings.

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer, Hewlett-Packard Co., alleging that our optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. Methode subsequently amended its complaint to add another manufacturer as an additional defendant, to allege infringement of a fifth Methode patent and to allege that we breached our obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks additional compensatory damages of at least $224.3 million plus interest for the alleged breach of contract. On June 5, 2000, Methode transferred the patents at issue in the litigation, as well as a number of other patents, to Stratos Lightwave LLC, and on June 21, 2000, Stratos Lightwave LLC transferred the same patents to Stratos Lightwave, Inc. Methode has made a motion to add Stratos Lightwave, Inc. to the lawsuit as an additional plaintiff. In September 2000, Methode and Stratos Lightwave filed a second lawsuit against us in the United States District Court for the Northern District of California, alleging infringement of a sixth patent, which issued in August 2000. This patent is a reissue of a previous patent that is the parent of four of the five patents that are the subject of the original lawsuit filed by Methode against Finisar. In January 2001, Methode and Stratos Lightwave filed a third lawsuit against us in the United States District Court for the Northern District of California, alleging that our optoelectronic products infringe a seventh patent, which issued in July 1998. This patent is not directly related to the patents at issue in the first two lawsuits, but instead is directed to a different aspect of the same optoelectronic products that are in dispute in the other lawsuits. In July 2001, Stratos Lightwave filed a fourth lawsuit against us in the United States District Court for the Northern District of California, alleging infringement of two new patents, both of which are related to patents at issue in the original and second lawsuits. The claims against Hewlett-Packard were dismissed in May 2001 pursuant to a settlement agreement between Hewlett-Packard, Methode and Stratos Lightwave.

    We believe that we have strong defenses against Methode's lawsuits, and we have filed counterclaims against Methode and Stratos Lightwave. Portions of our counterclaims in the first lawsuit, based on principles of state law, were dismissed in May 2000 on grounds of federal preemption; however, our basic claims of ownership of the patents remain subject to our pending counterclaims. Our federal and state antitrust claims against Methode and Stratos in the second lawsuit were dismissed on procedural grounds in July 2001; we intend to re-file those claims based on the court's guidance.

    We intend to defend Methode's lawsuits and pursue our counterclaims vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. The litigation process is inherently uncertain and we may not prevail. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode. In the event that we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such royalty payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be significantly harmed.

For a more complete discussion of this litigation matter, please refer to "Business—Pending Litigation."

Our customers often evaluate our products for long and variable periods, which causes the timing of our revenues and results of operations to be unpredictable.

    The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using them in their equipment. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, our agreements with our customers have no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.

We depend on contract manufacturers for substantially all of our assembly requirements, and if these manufacturers fail to provide us with adequate supplies of high-quality products, our competitive position, reputation and business could be harmed.

    We currently rely on four contract manufacturers for substantially all of our assembly requirements. We do not have long term contracts with any of these manufacturers. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of product, any of which could significantly harm our business. We cannot assure you that we will be able to effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would significantly harm our business. If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality assurance functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers.

    We have recently begun to shift a substantial portion of our manufacturing requirements to our new facility in Malaysia. We may experience difficulty in implementing our manufacturing processes in this new facility, which could lead to production delays. The inability to obtain adequate supplies of high-quality products from our contract manufacturers to enable us to fulfill orders to our customers during any period in which we experience production delays would harm our business.

    Additional risks associated with international manufacturing include:

  •
  unexpected changes in regulatory requirements;

  •
  legal uncertainties regarding liability, tariffs and other trade barriers;

  •
  inadequate protection of intellectual property in some countries;

  •
  greater incidence of shipping delays;

  •
  greater difficulty in overseeing manufacturing operations;

  •
  potential political and economic instability; and

  •
  currency fluctuations.

    Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

We may lose sales if our suppliers fail to meet our needs.

    We currently purchase several key components used in the manufacture of our products from single or limited sources. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.

    We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would significantly harm our business.

We are dependent on widespread market acceptance of two product families, and our revenues will decline if the market does not continue to accept either of these product families.

    We currently derive substantially all of our revenue from sales of our optical components and subsystems and network test and monitoring systems. We expect that revenue from these products will continue to account for substantially all of our revenue for the foreseeable future. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept either our optical components and subsystems or our network test and monitoring systems, our revenues will decline significantly. Factors that may affect the market acceptance of our products include the continued growth of the markets for LANs, SANs, MANs and CATV networks and, in particular, Gigabit Ethernet and Fibre Channel-based technologies as well as the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies.

    Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from the competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.

Because of intense competition for technical personnel, we may not be able to recruit or retain necessary personnel.

    We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

Continued rapid growth will strain our operations and require us to incur costs to upgrade our infrastructure.

    We have experienced a period of rapid growth, which has placed a significant strain on our resources. Unless we manage our growth effectively, we may make mistakes in operating our business, such as inaccurate sales forecasting, material planning and financial reporting, which may result in fluctuations in our operating results and cause the price of our stock to decline. We plan to continue to expand our operations significantly. This anticipated growth will continue to place a significant strain on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we cannot manage growth effectively, our business could be significantly harmed.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.

    Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. Our products are complex and defects may be found from time to time. In addition, our products are often embedded in or deployed in conjunction with our customers' products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

Our failure to protect our intellectual property may significantly harm our business.

    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our products.

    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are currently involved in a series of related patent infringement lawsuits. For a more detailed discussion of these lawsuits, please refer to "—We are subject to pending legal proceedings." In addition, from time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

If we are unable to expand our direct sales operation and reseller distribution channels or successfully manage our expanded sales organization, our ability to increase our revenues will be harmed.

    Historically, we have relied primarily on a limited direct sales organization, supported by third party manufacturers' representatives, to sell our products domestically and on indirect distribution channels to sell our products internationally. Our distribution strategy focuses primarily on developing and expanding our direct sales organization in North America and our indirect distribution channels internationally. We may not be able to successfully expand our direct sales organization and the cost of any expansion may exceed the revenue generated. To the extent that we are successful in expanding our direct sales organization, we cannot assure you that we will be able to compete successfully against the significantly larger and well-funded sales and marketing operations of many of our current or potential competitors. In addition, if we fail to develop relationships with significant international resellers or domestic manufacturers' representatives, or if these resellers or representatives are not successful in their sales or marketing efforts, sales of our products may decrease and our business would be significantly harmed. We have granted exclusive rights to substantially all of our resellers to sell our product and to our representatives to market our products in their specified territories. Our resellers and representatives may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our inability to effectively manage the expansion of our domestic sales and support staff or maintain existing or establish new relationships with domestic manufacturer representatives and international resellers would harm our business.

Recent, pending and future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

    In October 2000, we completed the acquisition of Sensors Unlimited. In November 2000, we completed the acquisition of Demeter Technologies. In March 2001, we completed the acquisitions of Medusa Technologies and Shomiti Systems. In May 2001, we completed the acquisition of Transwave Fiber. We expect to continue to review opportunities to buy other businesses, products or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. We issued stock to acquire Sensors Unlimited, Demeter Technologies, Shomiti Systems and Transwave Fiber. The issuance of stock in these transactions has diluted existing stockholders' percentage ownership. If we make any future acquisitions, we could issue stock that would dilute existing stockholders' percentage ownership, incur substantial debt or assume contingent liabilities.

Our experience in acquiring other business and technologies is limited. These recent, pending and potential acquisitions involve numerous risks, including:

  •
  problems assimilating the purchased operations, technologies or products;

  •
  unanticipated costs associated with the acquisition;

  •
  diversion of management's attention from our core business;

  •
  adverse effects on existing business relationships with suppliers and customers;

  •
  risks associated with entering markets in which we have no or limited prior experience; and

  •
  potential loss of key employees of purchased organizations.

    We cannot assure you that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could significantly harm our business.

Our executive officers and directors and entities affiliated with them own a large percentage of our voting stock, which could have the effect of delaying or preventing a change in our control.

    As of May 31, 2001, our executive officers, directors and entities affiliated with them beneficially owned approximately 64.0 million shares or 33.1% of the outstanding shares of our common stock. These stockholders, acting together, may be able to effectively control matters requiring approval by stockholders, including the election or removal of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

    Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

  •
  authorizing the board to issue additional preferred stock;

  •
  prohibiting cumulative voting in the election of directors;

  •
  limiting the persons who may call special meetings of stockholders;

  •
  prohibiting stockholder actions by written consent;

  •
  creating a classified Board of Directors pursuant to which our directors are elected for staggered three-year terms; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Our headquarters and a portion of our manufacturing operations are located in Northern California where natural disasters may occur.

    Currently, our corporate headquarters and a portion of our manufacturing operations are located in Northern California. Northern California historically has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our and our manufacturers' property. We presently do not have redundant, multiple site capacity in the event of a natural disaster. In the event of such disaster, our business would suffer.

Our stock price is volatile and you may be unable to resell your shares at or above your purchase price.

    The trading price of our common stock has fluctuated substantially since our initial public offering in November 1999. The stock market, in general, and the Nasdaq National Market and stocks of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been initiated against these companies. This litigation, if initiated, could result in substantial costs and a diversion of management's attention and resources, which would significantly harm our business.

FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

  •
  uncertainty regarding the commercial acceptance of high-speed networking and storage technologies;
  •
  uncertainty regarding our future operating results;
  •
  our ability to introduce new products;
  •
  delays or losses of sales due to long sales and implementation cycles for our products;
  •
  the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and
  •
  increased demands on our resources due to anticipated growth and the integration of several companies that we have acquired.

    Other factors that could cause actual result to differ from expectation are discussed in "Risk Factors."

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

    We have never paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank credit agreement currently prohibit the payment of dividends on our capital stock.

PRICE RANGE OF OUR COMMON STOCK

    Since our initial public offering on November 11, 1999, our common stock has traded on the Nasdaq National Market under the symbol "FNSR." The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

	High	Low
Fiscal 2002 Quarter Ended:
July 31, 2001 (through July 30, 2001)	$23.4500	$10.2400
Fiscal 2001 Quarter Ended:
April 30, 2001	$38.8750	$6.7500
January 31, 2001	$38.9844	$22.1250
October 31, 2000	$48.3750	$24.2500
July 31, 2000	$38.1250	$20.5000
Fiscal 2000 Quarter Ended:
April 20, 2000	$58.3333	$20.1250
January 31, 2000 (from November 11, 1999)	$39.2917	$21.1667

    On July 30, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $11.24 per share.

CAPITALIZATION

    The following table sets forth our short-term debt and capitalization as of April 30, 2001:

April 30, 2001
(in thousands, except share data)
Current portion of capital lease obligations	$658

Deferred income taxes and other long-term liabilities	$45,354
Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, 1,120,984 shares issued and outstanding(1)	1
Common stock, $0.001 par value; 200,000,000 shares authorized, 179,163,306 shares issued and outstanding(2)	179
Additional paid-in capital	1,064,294
Notes receivable from stockholders	(2,045)
Deferred stock compensation	(17,079)
Accumulated other comprehensive income (loss)	1,380
Accumulated deficit	(104,879)

Total stockholders' equity	941,851

Total capitalization	$987,205

(1)
Excludes:

•
1,735,077 shares of Series A preferred stock issuable upon exercise of options outstanding at April 30, 2001 under our 2001 stock option plan with a weighted average exercise price of $31.20 per share and an additional 214,923 shares reserved for issuance under our 2001 stock option plan;

(2)
Excludes:

•
9,481,032 shares of common stock deposited into escrow pursuant to the reorganization agreement with Sensors, which may be released from escrow subject to the achievement of specific development milestones.

•
13,895,142 shares of common stock issuable upon exercise of options outstanding at April 30, 2001 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $13.04 per share, and an additional 780,795 shares reserved for issuance under our 1999 stock option plan as of April 30, 2001;

•
880,877 shares of common stock issuable upon exercise of options assumed in connection with our acquisitions of Sensors Unlimited, Demeter Technologies, Medusa Technologies and Shomiti Systems with a combined weighted average exercise price of $0.75 per share; and

•
270,404 shares of common stock reserved for issuance under our 1999 employee stock purchase plan as of April 30, 2001.

SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the years ended April 30, 1999, 2000 and 2001 and the balance sheet data as of April 30, 2001 and 2001 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended April 30, 1997 and 1998 and the balance sheet data as of April 30, 1997, 1998 and 1999 are derived from audited consolidated financial statements not included in this prospectus.

	Fiscal Year Ended April 30,
	1997	1998	1999	2000	2001
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$8,457	$22,067	$35,471	$67,147	$188,800
Cost of revenues	3,438	8,705	15,514	34,190	131,551
Amortization of acquired developed technology	—	—	—	—	10,900

Gross profit	5,019	13,362	19,957	32,957	46,349

Operating expenses:
Research and development	2,536	3,806	7,864	13,806	33,696
Sales and marketing	645	1,629	4,145	7,122	16,673
General and administrative	464	833	2,299	3,516	10,160
Amortization of deferred stock compensation	—	—	428	5,530	13,542
Acquired in-process research and development	—	—	—	—	35,218
Amortization of acquired goodwill and other purchased intangibles	—	—	—	—	53,122
Other acquisition costs	—	—	—	—	1,130

Total operating expenses	3,645	6,268	14,736	29,974	163,541

Income (loss) from operations	1,374	7,094	5,221	2,983	(117,192)
Interest income (expense), net	13	5	(275)	3,252	14,217
Other income (expense), net	—	(25)	(28)	(99)	18,546

Income (loss) before income taxes	1,387	7,074	4,918	6,136	(84,429)
Provision for income taxes	440	2,715	1,873	3,255	1,020

Net income (loss)	$947	$4,359	$3,045	$2,881	$(85,449)

Net income (loss) per share:
Basic	$0.01	$0.03	$0.03	$0.03	$(0.53)

Diluted	$0.01	$0.03	$0.02	$0.02	$(0.53)

Shares used in per share calculations:
Basic	132,000	131,259	110,580	113,930	160,014

Diluted	132,000	131,259	134,814	144,102	160,014

	April 30
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$422	$722	$5,044	$320,735	$146,111
Working capital	1,685	5,730	13,011	342,711	249,000
Total assets	2,987	7,761	20,955	364,920	1,029,995
Long-term portion of note payable and capital lease obligations, and other long-term liabilities	—	416	11,032	524	45,354
Convertible redeemable preferred stock	—	—	26,260	—	—
Convertible preferred stock	—	—	—	—	1
Total stockholders' equity (deficit)	2,088	6,447	(21,503)	352,422	941,851

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

    We are a leading provider of fiber optic subsystems and network test and monitoring systems which enable high-speed data communications over local area networks, or LANs, storage area networks, or SANs, and metropolitan access networks, or MANs. We are focused on the application of digital fiber optics to provide a broad line of high-performance, reliable, value-added optical subsystems for data networking and storage equipment manufacturers. Our line of optical components and subsystems supports a wide range of network applications, transmission speeds, distances and physical mediums. We also provide network test and monitoring systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We sell our products to leading networking and storage equipment manufacturers such as Brocade, EMC and Emulex as well as emerging manufacturers such as ONI Systems, Inc.

    We were incorporated in 1987 and funded our initial product development efforts largely through revenues derived under research and development contracts. After shipping our first products in 1991, we continued to finance our operations principally through internal cash flow and periodic bank borrowings until November 1998. At that time we raised $5.6 million of net proceeds from the sale of equity securities and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151.0 million from the initial public offering of shares of our common stock, and in April 2000 we received $190.6 million from an additional public offering of shares of our common stock.

    Revenues.  Our revenues have been principally derived from sales to customers who sell products for building and testing storage area networks. Approximately 70% of our total revenues were derived from sales to these customers in fiscal 1999, 65% in fiscal 2000 and 68% in fiscal 2001. Sales to our top three customers represented approximately 54% of our total revenues in fiscal 1999, 55% in fiscal 2000 and 48% in fiscal 2001. Sales to our top three customers, Brocade, EMC Corporation and Emulex, accounted for 20.1%, 17.3% and 11.0% of our total revenues, respectively, in fiscal 2001. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

    We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

    We sell our products through our direct sales force, with the support of our manufacturers' representatives, directly to domestic customers and indirectly through distribution channels to international customers. The evaluation and qualification cycle prior to the initial sale for our optical subsystems may span a year or more, while the sales cycle for our test and monitoring systems is usually considerably shorter. Historically, substantially all of our sales have been made to customers in North America. To address expanding international markets, we have established relationships with distributors in China, Japan, Korea, Singapore, Taiwan, the United Kingdom, Ireland, France, Benelux, Germany, Israel, and Scandinavia.

    The market for optical components and subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and a rapid growth in unit volumes as manufacturers continue to deploy network and storage systems. We anticipate that our average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty.

    Cost of revenues.  Our cost of revenues consists of materials, salaries and related expenses for manufacturing personnel, manufacturing overhead, warranty expense, inventory adjustments for obsolete and excess inventory and the amortization of acquired developed technology associated with acquisitions that we have made. Historically, we have outsourced the majority of our assembly operations. We conduct manufacturing engineering, supply chain management, quality assurance and documentation control at our facility in Sunnyvale, California and at our subsidiaries' facilities located in Princeton, New Jersey and El Monte, California. Accordingly, a significant portion of our cost of revenues has consisted of payments to our contract manufacturers. There can be no assurance that we will be able to reduce our cost of revenues to keep pace with anticipated decreases in average selling prices.

    Gross profit.  Our gross profit margins vary among our product families, and are generally higher on our network test and monitoring systems than on our optical components and subsystems. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs. As a result of a significant growth in sales of optical subsystem products over the past several quarters, including sales of new products to a number of new customers, we have experienced a sustained product shift toward a greater percentage of optical components and subsystem products that has resulted in a decline in overall gross margins.

    Research and development.  Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.

    Sales and marketing expense.  Sales and marketing expenses consist primarily of commissions paid to manufacturers' representatives, salaries and related expenses for personnel engaged in sales, marketing and field support activities and other costs associated with the promotion of our products. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization. We therefore expect that our sales and marketing expenses will increase in future periods.

    General and administrative expense.  General and administrative expenses consist primarily of salaries and related expenses for administrative, finance and human resources personnel, professional fees and other corporate expenses. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase for the foreseeable future. General and administrative expenses are also likely to be affected in future periods by significant legal fees and expenses incurred in connection with pending patent litigation.

    Deferred stock compensation.  In connection with the grant of stock options to employees between August 1, 1998 and October 15, 1999, we recorded deferred stock compensation of $2.4 million in fiscal 1999 and $13.0 million in fiscal 2000, representing the difference between the deemed value of our common stock for accounting purposes and the exercise price of these options at the date of grant. In connection with the assumption of stock options previously granted to employees of four companies acquired during fiscal 2001, we recorded $21.2 million in deferred stock compensation in fiscal 2001, representing the difference between the fair market value of our common stock and the exercise price of options granted by those companies which we assumed. Deferred stock compensation is presented as a reduction of stockholder's equity, with accelerated amortization recorded over the vesting period, which is typically five years. We amortized deferred stock compensation of $428,000 in fiscal 1999, $5.5 million in fiscal 2000 and $13.5 million in fiscal 2001. Excluding any future acquisitions that are completed after the end of our fiscal year, we expect to record additional amortization expense relating to deferred stock compensation approximately as follows: $10.8 million during fiscal 2002, $4.4 million during fiscal 2003, $1.7 million during fiscal 2004 and $209,000 thereafter. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

    Other acquisition costs.  We have recently acquired five privately-held companies in order to gain access to new technologies. During our fiscal year ended April 30, 2001, we acquired Sensors Unlimited, Demeter Technologies, Medusa Technologies, and Shomiti Systems. On May 3, 2001, we completed the acquisition of Transwave Fiber. As a result of acquisitions during the past fiscal year, we recognized $53.1 million for the amortization of intangible assets, $35.2 million related to in-process research and development, $10.9 million for amortization of acquired developed technology and $1.1 million in other acquisition related costs typically consisting of incentive payments for employee retention.

    Other income and expense.  Other non-operating income and expenses generally consist of bank fees and gains or losses as a result of the sale of assets. In fiscal 2001, other income of $18.5 million includes a pretax gain of $19.1 million associated with the sale of a product line to ONI Systems, Inc.

Results of Operations

    The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Fiscal Year Ended April 30,
	1999	2000	2001
Revenues	100.0%	100.0%	100.0%
Cost of revenues	43.7	50.9	69.7
Amortization of acquired developed technology	—	—	5.8

Gross profit	56.3	49.1	24.5

Operating expenses:
Research and development	22.2	20.6	17.8
Sales and marketing	11.7	10.6	8.8
General and administrative	6.5	5.3	5.4
Amortization of deferred stock compensation	1.1	8.2	7.2
Acquired in-process research and development	—	—	18.7
Amortization of goodwill and other purchased intangibles	—	—	28.1
Other acquisition costs	—	—	0.6

Total operating expenses	41.5	44.7	86.6

Income (loss) from operations	14.8	4.4	(62.1)
Interest income (expense), net	(0.8)	4.8	7.5
Other income (expense), net	(0.1)	(0.1)	9.8

Income (loss) before income taxes	13.9	9.1	(44.8)
Provision for income taxes	5.3	4.8	0.5

Net income (loss)	8.6%	4.3%	(45.3)%

Comparison of Fiscal Years Ended April 30, 2001 and 2000

    Revenues.  Revenues increased 181% from $67.1 million in fiscal 2000 to $188.8 million in fiscal 2001. This reflects a 239% increase in sales of optical components and subsystems from $46.8 million in fiscal 2000 to $158.3 million in fiscal 2001 and a 50% increase in sales of network test and monitoring systems from $20.3 million in fiscal 2000 to $30.5 million in fiscal 2001. Sales of optical components and subsystems and network test and monitoring systems represented 83.9% and 16.1%, respectively, of total revenues in fiscal 2001, and 69.7% and 30.3%, respectively, in fiscal 2000.

    Additional revenue resulting from the acquisition of four companies during the fiscal year accounted for $20.9 million of the $121.7 million year-over-year increase in revenue. Excluding the effect of acquisitions, revenues increased 150% from $67.1 million in fiscal 2000 to $167.9 million in fiscal 2001. Excluding the effect of acquisitions, sales of optical components and subsystems increased 200% from $46.8 million in fiscal 2000 to $140.1 million in fiscal 2001 while sales of network test and monitoring systems increased 37% from $20.4 million in fiscal 2000 to $27.8 million in fiscal 2001.

    Sales to customers representing at least 10% of total revenues during fiscal 2000 and fiscal 2001 were as follows:

	Years Ended April 30, ($ millions)		Years Ended April 30, (percent of revenue)
	2000	2001	2000	2001
Brocade	$2.8	$38.0	4.2%	20.1%
EMC	$16.2	$32.6	24.1%	17.3%
Emulex	$4.1	$20.7	6.1%	11.0%
Alcatel	$16.7	$11.9	24.9%	6.3%

    Gross Profit.  Gross profit increased from $33.0 million in fiscal 2000 to $46.3 million in fiscal 2001. As a percentage of revenues, gross profit decreased from 49.1% in fiscal 2000 to 24.5% in fiscal 2001. The lower gross margin primarily reflects a charge of $19.8 million (10.5% of revenues) for obsolete and excess inventory and $10.9 million (5.8% of revenues) in amortization of acquired developed technology related to four acquisitions completed during the year. Excluding these two charges, gross profit as a percent of total revenues decreased from 49.1% in fiscal 2000 to 40.8% in fiscal 2001. This decrease is due in part to lower average selling prices for optical components and subsystems as a result of increased shipment levels and a higher percentage of total revenues from the sale of optical components and subsystems (83.9% in fiscal 2001 and 69.7% in fiscal 2000) which generally have lower gross margins than network test and monitoring systems.

    Due to the sudden and significant decrease in demand for our products in the fourth quarter of fiscal 2001 and transition to new products, inventory levels exceeded our requirements based on 12-month sales forecasts. The excess inventory charge described above was calculated based on the inventory levels in excess of 12-month demand for each specific product. We do not currently anticipate that the excess inventory subject to this provision will be used at a later date based on our current 12-month demand forecast.

    We generally perform our assessment of excess and obsolete inventory at the end of each reporting period with the next planned assessment being performed in conjunction with our first quarter ending July 31, 2001.

    Research and Development Expenses.  Research and development expenses increased 143.8% from $13.8 million in fiscal 2000 to $33.7 million in fiscal 2001. Most of this increase was related to higher compensation expense resulting from higher manpower levels and increased expenditures for materials purchased for product development programs, while 29% of the increase was attributable to continuing research and development at companies that we acquired. Research and development expenses as a percentage of revenues decreased from 20.6% in fiscal 2000 to 17.8% in fiscal 2001.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 134.1% from $7.1 million in fiscal 2000 to $16.7 million in fiscal 2001. Most of this increase was due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel while 27% of the increase was attributable to sales and marketing activities associated with companies that we acquired. Sales and marketing expenses as a percent of revenues decreased from 10.6% in fiscal 2000 to 8.8% in fiscal 2001.

    General and Administrative Expenses.  General and administrative expenses increased 189.0% from $3.5 million in fiscal 2000 to $10.2 million in fiscal 2001. Most of this increase was related to higher compensation expense resulting from higher manpower levels and increased expenses for professional services, primarily legal and accounting services, while 35% of the increase was attributable to general and administrative activities of companies that we acquired. General and administrative expenses increased as a percent of revenues from 5.3% in fiscal 2000 to 5.4% in fiscal 2001.

    Amortization of Deferred Stock Compensation.  Amortization of deferred stock compensation costs increased by $8.0 million or 145% from $5.5 million in fiscal 2000 to $13.5 million in fiscal 2001. This increase was the result of stock options assumed in connection with the acquisitions of four companies during fiscal 2001.

    Acquired In-process Research and Development.  In-process research and development expenses of $35.2 million during fiscal 2001 relates to the acquisition of four companies completed during the year. There were no acquisitions in fiscal 2000 which might have resulted in a similar type of cost.

    Amortization of Goodwill and Other Purchased Intangibles.  Amortization of other intangibles, principally goodwill, associated with the acquisitions of four companies during fiscal 2001 resulted in a $53.1 million charge to earnings. There were no acquisitions in fiscal 2000 which would have resulted in a similar cost.

    We periodically evaluate whether changes have occurred that would require revision of the remaining estimated useful life of the property, improvements and assigned intangible assets or render them not recoverable. We will perform such an assessment in conjunction with our first quarter ending July 31, 2001.

    Interest Income (Expense), Net.  Interest income, net of interest expense, of $14.2 million in fiscal 2001, compares to net interest income of $3.3 million in the prior year. The increase in interest income was the result of a full year's effect of the increase in cash balances resulting from our public offerings in November 1999 and April 2000.

    Other Income (Expense), Net.  Other income (expense), net, increased $18.6 million from a loss of $99,000 in fiscal 2000 to income of $18.5 million in fiscal 2001. The primary reason for the increase was a gain of $19.1 million recorded as a result of the sale of our Opticity™ product line to ONI Systems, Inc.

    Provision for Income Taxes.  The provision for income taxes decreased from $3.3 million in fiscal 2000 to $1.0 million in fiscal 2001 reflecting an effective tax rate of 53.0% on income before taxes of $6.1 million and 1.21% on a loss before taxes of $84.4 million, respectively. Excluding the nondeductible charge for deferred compensation in fiscal 2000, and a non-deductible charge for deferred compensation, non-deductible in-process research and development, and non-deductible amortization of goodwill in fiscal 2001, the effective tax rate was 28% in fiscal 2000 and 30% in fiscal 2001. The increase reflects in part a reduced proportionate benefit from tax-exempt interest and research and development credits due to an increase in income before taxes.

    We have established a valuation allowance for a portion of the gross deferred tax assets. The valuation allowance at April 30, 2001 reduces net deferred tax assets by amounts related to stock option deductions that are not currently realizable. A portion of the valuation allowance will be credited to paid-in capital when realized. The remaining portion of the valuation allowance when realized will first reduce unamortized goodwill, then other non-current intangible assets of acquired subsidiaries and then income tax expense. There can be no assurance that deferred tax assets subject to the valuation allowance will be realized.

Comparison of Fiscal Years Ended April 30, 2000 and 1999

    Revenues.  Revenues increased 89% from $35.5 million in fiscal 1999 to $67.1 million in fiscal 2000. This reflects a 120% increase in sales of optical subsystems from $21.3 million in fiscal 1999 to $46.8 million in fiscal 2000 and a 43% increase in sales of network test systems from $14.2 million in fiscal 1999 to $20.3 million in fiscal 2000. Sales of optical subsystems and network test systems represented 69.7% and 30.3%, respectively, of total revenues in fiscal 2000, and 59.9% and 40.1%, respectively, in fiscal 1999. Sales to customers representing at least 10% of revenues during fiscal 2000 and fiscal 1999 were as follows:

	Years Ended April 30, ($ millions)		Years Ended April 30, (percent of revenue)
	1999	2000	1999	2000
Alcatel (formerly Newbridge Networks)	$9.2	$16.7	25.9%	24.9%
EMC	$8.5	$16.2	23.9%	24.1%

    Gross Profit.  Gross profit increased from $20.0 million in fiscal 1999 to $33.0 million in fiscal 2000. As a percentage of revenues, gross profit decreased from 56.3% in fiscal 1999 to 49.1% in fiscal 2000. The lower gross margin reflects lower average selling prices for optical subsystems as a result of increased shipment levels and a higher percentage of total revenues from the sale of optical subsystems (69.7% in fiscal 2000 and 59.9% in fiscal 1999) which generally have lower gross margins than network test systems.

    Research and Development Expenses.  Research and development expenses increased 76% from $7.9 million in fiscal 1999 to $13.8 million in fiscal 2000. This increase was primarily related to higher compensation expense resulting from higher manpower levels and increased expenditures for materials purchased for product development programs. Research and development expenses as a percentage of revenues decreased from 22.2% in fiscal 1999 to 20.6% in fiscal 2000.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 72% from $4.1 million in fiscal 1999 to $7.1 million in fiscal 2000. This increase was primarily due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel. Sales and marketing expenses as a percent of revenues decreased from 11.7% in fiscal 1999 to 10.6% in fiscal 2000.

    General and Administrative Expenses.  General and administrative expenses increased 53% from $2.3 million in fiscal 1999 to $3.5 million in fiscal 2000. This increase was related to higher compensation expense resulting from higher manpower levels and increased expenses for professional services, primarily legal and accounting services. General and administrative expenses decreased as a percent of revenues from 6.5% in fiscal 1999 to 5.3% in fiscal 2000.

    Interest Income (Expense), Net.  Interest income, net of interest expense, of $3.3 million in fiscal 2000, compares to net interest expense of $275,000 in the prior year. The increase in interest income was the result of an increase in cash balances resulting from our initial public offering in November 1999 and an additional public offering in April 2000. Interest expense in fiscal 1999 is related primarily to borrowings of $11.0 million commencing in November of 1998 which were repaid from the proceeds of the public offering in November 1999.

    Provision for Income Taxes.  The provision for income taxes increased from $1.9 million in fiscal 1999 to $3.3 million in fiscal 2000 reflecting an effective tax rate of 38.1% and 53.0%, respectively. Excluding the nondeductible charge for the amortization of deferred compensation in both years, the effective tax rate was 35.0% in fiscal 1999 and 27.9% in fiscal 2000. The decrease reflects in part the nontaxable nature of a portion of interest income earned during fiscal 2000. The effective tax rate differs from the statutory rate primarily due to state taxes offset by research and development credits and projected benefits from a foreign sales corporation. See Note 8 to our financial statements.

Quarterly Results of Operations

    The following table presents unaudited quarterly statements of operations data for the eight fiscal quarters ended April 30, 2001, and such data expressed as a percentage of revenues. This information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

    In fiscal 2000, the Company began to maintain its financial records on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the thirteen-week period. For ease of description, all references to period end dates have been presented as though the period ended on the last day of the calendar month. The first three quarters of fiscal 2000 ended on August 1, 1999, October 31, 1999, and January 30, 2000, respectively. The first three quarters of fiscal 2001 ended on July 30, 2000, October 29, 2000, and January 28, 2001, respectively.

	Three Months Ended
	July 31, 1999	Oct. 31, 1999	Jan. 31, 2000	April 30, 2000	July 31, 2000	Oct. 31, 2000	Jan. 31, 2001	April 30, 2001
Statement of Operations Data:
Revenues:
Optical components and subsystems	$9,480	$10,828	$10,916	$15,550	$22,038	$37,325	$57,062	$41,922
Network test and monitoring systems	4,399	5,249	5,594	5,131	5,174	7,203	7,764	10,312

Total revenues	13,879	16,077	16,510	20,681	27,212	44,528	64,826	52,234
Cost of revenues	6,252	7,878	8,122	11,938	16,471	26,028	36,937	52,115
Amortization of acquired developed technology	—	—	—	—	—	916	4,251	5,733

Gross profit (loss)	7,627	8,199	8,388	8,743	10,741	17,584	23,638	(5,614)

Operating expenses:
Research and development	2,840	3,333	3,878	3,755	4,314	6,320	10,256	12,806
Sales and marketing	1,542	1,895	1,643	2,042	2,507	3,693	5,104	5,369
General and administrative	759	864	974	919	1,385	1,722	3,320	3,733
Amortization of deferred stock compensation	287	1,723	1,781	1,739	1,699	1,183	2,461	8,199
Acquired in-process research and development	—	—	—	—	—	23,027	5,770	6,421
Amortization of goodwill and other purchased intangibles	—	—	—	—	—	5,002	22,480	25,640
Other acquisition costs	—	—	—	—	—	554	573	3

Total operating expenses	5,428	7,815	8,276	8,455	9,905	41,501	49,964	62,171

Income (loss) from operations	2,199	384	112	288	836	(23,917)	(26,326)	(67,785)
Interest income (expense), net	(89)	(84)	1,342	2,083	4,445	4,055	3,159	2,558
Other income (expense), net	(28)	(28)	(16)	(27)	(22)	(21)	497	18,092

Income (loss) before income taxes	2,082	272	1,438	2,344	5,259	(19,883)	(22,670)	(47,135)
Provision for income taxes	829	659	1,095	672	2,036	2,601	1,259	(4,876)

Net income (loss)	$1,253	$(387)	$343	$1,672	$3,223	$(22,484)	$(23,929)	$(42,259)

As a Percentage of Revenues:
Revenues:
Optical components and subsystems	68.3%	67.4%	66.1%	75.2%	81.0%	83.8%	88.0%	80.3%
Network test and monitoring systems	31.7	32.6	33.9	24.8	19.0	16.2	12.0	19.7

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	45.0	49.0	49.2	57.7	60.5	58.4	56.9	99.7
Amortization of acquired developed technology	—	—	—	—	—	2.1	6.6	11.0

Gross profit (loss)	55.0	51.0	50.8	42.3	39.5	39.5	36.5	(10.7)

Operating expenses:
Research and development	20.5	20.7	23.5	18.2	15.9	14.2	15.8	24.6
Sales and marketing	11.1	11.8	9.9	9.9	9.2	8.3	7.9	10.3
General and administrative	5.5	5.4	5.9	4.4	5.1	3.9	5.1	7.1
Amortization of deferred stock compensation	2.1	10.7	10.8	8.4	6.2	2.7	3.8	15.7
Acquired in-process research and development	—	—	—	—	—	51.7	8.9	12.3
Amortization of goodwill and other purchased intangibles	—	—	—	—	—	11.2	34.7	49.1
Other acquisition costs	—	—	—	—	—	1.2	0.9	—

Total operating expenses	39.2	48.6	50.1	40.9	36.4	93.2	77.1	119.1

Income (loss) from operations	15.8	2.4	0.7	1.4	3.1	(53.7)	(40.6)	(129.8)
Interest income (expense), net	(0.6)	(0.5)	8.1	10.0	16.3	9.1	4.8	5.0
Other income (expense), net	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	0.8	34.6

Income (loss) before income taxes	15.0	1.7	8.7	11.3	19.3	(44.7)	(35.0)	(90.2)
Provision for income taxes	6.0	4.1	6.6	3.2	7.5	5.8	1.9	(9.3)

Net income (loss)	9.0%	(2.4)%	2.1%	8.1%	11.8%	(50.5)%	(36.9)%	(80.9)%

    Revenues increased over the seven quarters ended January 31, 2001, as a result of increased unit sales to an expanding customer base with sales of optical components and subsystems growing faster than that of network test and monitoring systems. As a result, revenues from the sale of optical components and subsystems as a percentage of total revenues grew from 68.3% of total revenues for the quarter ended July 31, 1999 to 88.0% of total revenues for the quarter ended January 31, 2001. Revenues also increased as a result of acquisitions completed during the last three quarters of fiscal 2001. Revenues decreased 19.4% on a sequential basis in the quarter ended April 30, 2001, as a result of a slowing economy and a build-up of excess inventory of optical subsystems by certain customers during previous quarters. This situation is likely to persist such that revenues on a sequential basis will decrease at least through the quarter ending July 31, 2001.

    Gross profit margins generally declined over the last two fiscal years, principally as a result of a shift in product mix toward a greater percentage of lower margin optical components and subsystem products and a lower percentage of higher margin network test and monitoring systems. Gross margins in the quarter ended April 30, 2000 were also impacted by the introduction of a new optical subsystem product having lower average selling prices and lower margins than most of our existing products. Beginning in the quarter ended October 31, 2000, gross margins were impacted by the amortization of developed technology from acquired companies. Gross margins for the quarter ended April 30, 2001 were impacted by a charge related to obsolete and excess inventory totaling $19.8 million, of which $9.5 million was for non-cancelable purchase orders. Lower revenues in the quarter ended April 30, 2001 also contributed to a lower gross margin due to certain fixed manufacturing costs which do not fluctuate on a quarterly basis in response to an increase or decrease in revenue.

    Quarterly increases in operating expenses reflected the continued expansion of our operations throughout the eight-quarter period and the acquisition of four companies beginning in the quarter ended October 31, 2000. Income from operations was adversely affected for all periods by the amortization of deferred compensation associated with the issuance of stock options to employees and directors prior to our initial public offering in November 1999 and stock options we assumed from companies that we acquired. Operating expenses in the quarters ended October 31, 2000, January 31, 2001, and April 30, 2001 were adversely affected by the write off of in-process research and development, amortization of purchased intangibles, principally goodwill, and other costs related to the acquisitions of Sensors Unlimited, Demeter Technologies, Medusa Technologies and Shomiti Systems.

    Net interest expense increased in the quarters ended July 31, 1999 and October 31, 1999 as a result of a term loan for $11.0 million incurred in November 1998. The increase in net interest income beginning in the quarter ended January 31, 2000 reflected increased cash balances following our initial public offering in November 1999 and an additional public offering in April 2000.

    Other income net of expense increased to $18.1 million in the quarter ended April 30, 2001, primarily due to a gain of $19.1 million recorded as a result of the sale of our Opticity™ product line to ONI Systems, Inc.

    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

    Most of our expenses, such as employee compensation and lease payments for facilities and equipment are relatively fixed in the near term. In addition, our expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Due to the foregoing factors, you should not rely on our quarterly revenues and operating results to predict our future performance.

Liquidity and Capital Resources

    From inception through November 1998, we financed our operations primarily through internal cash flow and periodic bank borrowings. In November 1998, we raised $5.6 million of net proceeds from the sale of preferred stock and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151.0 million from the initial public offering of our common stock, and in April 2000 we received $190.6 million from an additional public offering.

    As of April 30, 2001, our principal sources of liquidity were $146.1 million in cash, cash equivalents and short-term investments, and $6.5 million available under a revolving loan facility that matures October 31, 2003. Borrowings under the facility are collateralized by substantially all of our assets and bear interest at our election at the time of borrowing at either the London Interbank Offering Rate or the bank's prime rate. There were no borrowings under this facility as of April 30, 2001.

    Net cash provided by operating activities totaled $1.1 million in fiscal 1999 while cash used by operating activities totaled $4.4 million in fiscal 2000 and $69.2 million in fiscal 2001. Cash provided by operations during fiscal 1999 was primarily a result of continued growth in revenues and net income offset in part by an increase in related assets and liabilities for working capital purposes. The use of net cash in operating activities in fiscal 2000 and 2001 was primarily a result of an acceleration in revenue growth of 89% in fiscal 2000 and 181% in fiscal 2001 accompanied by an increase in assets and liabilities for working capital purposes.

    Net cash used in investing activities totaled $2.1 million in fiscal 1999, $157.7 million in fiscal 2000 and $64.3 million in 2001, net of $534.4 million related to the sale of short-term investments. Net cash used in investing activities in fiscal 1999 consisted primarily of purchases of equipment and short-term investments. Net cash used in investing activities in fiscal 2000 consisted primarily of purchases of short-term investments totaling $150.1 million which generally mature greater than 90 days from the initial date of purchase. Other investing activities during fiscal 2000 consisted primarily of purchases of equipment and leasehold improvements totaling $7.6 million. Net cash used in investing activities in fiscal 2001 included $69.0 million for the purchase of land, building and equipment, $33.0 million of which was for the purchase of a 95,000 square foot building in Sunnyvale, California. Other investing activities in fiscal 2001 include $37.6 million used in the acquisitions of four companies and another $29.6 million for the purchase of a minority interest in six technology companies.

    Net cash provided by financing activities totaled $5.4 million in fiscal 1999, $328.2 million in fiscal 2000 and $4.4 million in fiscal 2001. Net cash provided by financing activities in fiscal 1999 primarily consisted of net proceeds of $26.3 million from the sale of preferred stock and $11.0 million in bank borrowings under a term loan, offset by $31.7 million used to repurchase shares of our outstanding common stock. Net cash provided by financing activities in fiscal 2000 reflected net proceeds to us of $151.0 million from the initial public offering of our common stock in November 1999 and another $190.6 million from an additional public offering of our stock in April 2000. Following the initial public offering, $11.0 million of the net proceeds was used to repay debt and $2.6 million was used to redeem preferred stock. Net cash provided by financing activities in fiscal 2001 was primarily related to the exercise of stock options, net of the repurchase of unvested shares, of $4.5 million and $1.2 million in payments received for notes receivable related to the exercise of stock options in earlier periods.

    Following the end of the fiscal year, we purchased a manufacturing facility in Malaysia for $10 million in cash. Other than this transaction, we had no material commitments for capital expenditures at April 30, 2001. We expect capital expenditures to decrease in the coming year from $36.5 million in fiscal 2001 (excluding the purchase of a building) to approximately $25 million in fiscal 2002. These expenditures will primarily be for equipment, furniture and leasehold improvements. We also have total minimum lease obligations of $24.5 million from April 30, 2001 through July 31, 2008, under non-cancelable operating leases.

    We believe that our existing balances of cash and cash equivalents, together with our available credit facilities and cash flow expected to be generated from our future operations, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months.

  Effect of New Accounting Statements

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Finisar is required to adopt SFAS 133 for the year ending April 30, 2002. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because Finisar currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on Finisar's financial condition or results of operations.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 effective May 1, 2000. Adoption of SAB 101 had no material effect on Finisar's consolidated financial position or results of operations.

    In February 2001, the FASB issued a limited revision of its September 1999 Exposure Draft, "Business Combinations and Intangible Assets—Accounting for Goodwill," that proposes to significantly change the accounting for goodwill acquired in a purchase business combination. Under the revised proposal, goodwill would not be amortized but would be reviewed for impairment annually when an event occurs indicating the potential for impairment. Goodwill impairment charges would be presented as a separate line item within the operating section of the income statement. The nonamortization approach would apply to previously recorded goodwill as well as goodwill arising from acquisitions completed after June 30, 2001. Amortization of the remaining book value of goodwill would cease and the impairment only approach would apply. The FASB expects to release the final statement in the latter half of July 2001. The statement will be effective for fiscal years beginning after December 15, 2001. The Company will adopt this statement in fiscal year 2003.

  Quantitative and Qualitative Disclosures About Market Risk

    Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The primary objective of the Company's investment activities is to preserve principal while maximizing yields without significantly increasing risk. We place our investments with high credit issuers in short-term securities with maturities ranging from overnight up to 36 months or have characteristics of such short-term investments. The average maturity of the portfolio will not exceed 18 months. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We have no investments denominated in foreign country currencies and therefore our investments are not subject to foreign exchange risk.

    The Company invests in equity instruments of privately held companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method when ownership is less than 20%. For these non-quoted investments, our policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. We identify and record impairment losses when events and circumstances indicate that such assets might be impaired. To date, approximately $1.3 million of impaired assets have been recognized. If certain of these investments in privately-held companies became marketable equity securities upon the company's completion of an initial public offering in the future or acquisition by another company, then they would be subject to significant fluctuations in fair market value due to the volatility of the stock market. We also invest in equity securities of a publicly traded company. Such investments in publicly traded equity securities are subject to market price volatility. Equity security price fluctuations of plus or minus 10% would have had a $1.8 million impact on the value of these securities as of April 30, 2001.

    The following table summarizes the expected maturity, average interest rate and fair market value of the short-term debt securities held by us as of April 30, 2001 (in thousands).

	Years Ended April 30,
	2002	2003	2004	Total Cost	FMV
Available for sale debt securities	$28,655	$51,442	$4,898	$84,995	$86,145
Average interest rate	4.73%	5.25%	4.41%

    The following table summarizes the expected maturity, average interest rate and fair market value of the short-term securities held by the Company as of April 30, 2000 (in thousands).

	Years Ended April 30,
	2001	2002	2003	Total Cost	FMV
Available for sale securities	82,031	44,771	23,041	149,843	149,541
Average interest rate	5.91%	5.21%	5.39%

BUSINESS

    We are a leading provider of fiber optic subsystems and network test and monitoring systems which enable high-speed data communications over local area networks, or LANs, storage area networks, or SANs, and metropolitan access networks, or MANs. We are focused on the application of digital fiber optics to provide a broad line of high-performance, reliable, value-added optical subsystems for data networking and storage equipment manufacturers. Our line of optical components and subsystems supports a wide range of network applications, transmission speeds, distances and physical mediums. We also provide network performance test and monitoring systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We sell our products to leading networking and storage equipment manufacturers such as Brocade, EMC and Emulex as well as emerging manufacturers such as ONI Systems, Inc.

    We have recently acquired five privately-held companies in order to gain access to new technologies which can be used in conjunction with our existing core competencies to develop new and innovative products. During our fiscal year ended April 30, 2001, we acquired Sensors Unlimited, Inc., Demeter Technologies, Inc., Medusa Technologies, Inc., and Shomiti Systems, Inc. On May 3, 2001, we completed the acquisition of Transwave Fiber, Inc. These acquisitions broaden our product offerings and provide us access to advanced optical component technologies that we believe will enable us to develop more integrated subsystems and accelerate the product development cycle.

Industry Background

    The ubiquity of computing by businesses, organizations and individuals worldwide and the need to interconnect multiple computing and storage devices to enable widespread communications has given rise to the multi-billion dollar computer networking and storage industries. The rapid growth in the number of corporate and residential users accessing communications networks and the proliferation of new applications designed for electronic commerce, communications and entertainment has resulted in the digitization and accumulation of enormous amounts of data. A study by the Gartner Group released in May 2001 predicts that the amount of stored data will increase at a compound growth rate of over 100% per year from 2000 through 2004. In addition, the value of much of this data has become increasingly mission-critical to the business enterprise and other organizations which must ensure that it is accessible on a reliable basis by employees, suppliers and customers over a diverse geographic area at all times. The need to quickly transmit, store and retrieve large blocks of data across these networks in a cost effective manner has resulted in large-scale equipment expenditures by enterprises and service providers to expand the capacity, or bandwidth, of their network and storage infrastructures using fiber optic transmission technology.

    While studies suggest that the long-term demand for digital fiber optic systems used to upgrade LANs, SANs and MANs will continue to grow at a rapid pace, the demand for these products has recently slowed. This slowdown is believed to be the result of a combination of factors, including a buildup of excess inventory and a reduction in spending by business enterprises due to adverse economic conditions.

Evolution of Data Networks and Storage Networks

    Data networks are frequently segregated by distance and hardware and software protocols used to transport the data. As a result, the major network segments are frequently referred to as WANs, MANs, LANs and SANs. The technologies used to build these networks are continuously evolving but retain a common thread—the growing use of digital fiber optics to increase capacity and performance.

    Digital Fiber Optics.  Digital fiber optic transmission technology was originally developed for use in WANs to increase the capacity and performance of long distance telecommunications networks. In contrast, LANs, SANs and MANs, with their relatively limited performance requirements, short connection distances and low transmission speeds, did not require the performance capabilities of fiber optics. Systems on these networks were generally interconnected using copper cabling or twisted pair wire.

    As the need to access a common database of shared data and network resources became more widespread, it also created the need to connect users over greater distances. As the bandwidth, storage capacity and transmission distance requirements of enterprises and service providers have increased, it has become necessary to replace the limited transmission capabilities of copper cabling and twisted pair wire with the superior transmission capabilities of digital fiber optics to build practical, high-speed LANs, SANs and MANs.

    Interconnecting the various elements of these networks is accomplished with a transceiver, which combines a transmitter for converting an electrical signal into an optical signal for transmission over a fiber optic cable and a receiver for converting an optical signal into an electrical signal so that it can be processed by the network element in which the transceiver resides. Network elements generally include multiple transceivers, or ports, in order to be able to process several signals at the same time.

    Cable television networks, or CATV, have traditionally relied on the use of radio frequency, or RF, analog transmission to broadcast video signals over copper cable. Since the early 1990's, CATV operators have greatly expanded their ability to offer a growing array of entertainment services by upgrading their networks with fiber optic technologies in order to expand capacity and enhance the reliability of their networks. However, the fiber optic technologies deployed to date continue to use RF analog transmission to send signals across these networks. Currently, some CATV operators are evaluating the use of digital fiber optic technologies in portions of their network in order to further enhance network capacity and reliability. These additional benefits arise primarily because digital fiber optic signals have an inherent ability to be transmitted over greater distances without the need for amplification and are more immune to mishandling problems, such as poor splices and connectors, than traditional analog links.

    Gigabit Ethernet and Local Area Networks.  Early LANs were implemented to connect a limited number of users within relatively close proximity. Most of these LANs used the Ethernet transmission protocol which was developed to allow users to access the LAN and share basic common services such as file servers and printers. Because these early LANs had relatively limited performance requirements, short connection distances and low transmission speeds, systems on these LANs were generally connected by copper cabling.

    As deployment of LANs increased, Ethernet has become the predominant LAN technology. As bandwidth needs and server processing power increased and larger numbers of users strained the early LAN infrastructure, Ethernet technology evolved from the original 10 megabits per second, or Mbps, version to 100 Mbps Fast Ethernet. In response to continually increasing bandwidth and performance requirements, Gigabit Ethernet technology, which operates at 1,000 Mbps, was introduced in 1998. The Dell O'ro Group estimates that shipments of Gigabit Ethernet ports shipped in switches will increase from 3.9 million in 2000 to over 55 million in 2005, representing a compound annual growth rate of 70%. Most of these Gigabit Ethernet ports will rely on fiber optic subsystems, which allow data to be transmitted accurately, at very high speeds and over long distances. Although the transmission speeds currently offered by Gigabit Ethernet are expected to meet the increasing bandwidth needs of enterprise and service provider networks for the near future, manufacturers have begun to develop networking systems with per-port transmission speeds of 10 gigabits per second, or Gbps, ten times faster than Gigabit Ethernet. Because of the scalability and migration capacity built into the Gigabit Ethernet protocol, manufacturers developing these systems are able to leverage this standard much as they did when they migrated from 100 Mbps Fast Ethernet to 1,000 Mbps Gigabit Ethernet. This next generation of high-speed networking systems will require even higher performance fiber optic subsystems.

    Fibre Channel and Storage Area Networks.  Like data networking technology, data storage technology has evolved rapidly over the past decade. Traditionally, storage devices were connected to a single server and LAN in close proximity using a standard interface protocol known as the Small Computer Systems Interface, or SCSI. SCSI currently allows storage devices and servers to communicate at a maximum speed of 80 megabytes per second, over a maximum transmission distance of 12 meters and supports a maximum of 15 devices on a single bus. Although these distances and speeds were sufficient for early storage applications, SCSI has become a limiting technology for emerging storage applications, which require networking at high speeds over long distances and need to interconnect large numbers of users.

    With the evolution of the Internet, the amount of data to be stored has increased to the point where the cost of managing and protecting this data has become the dominant cost of a typical information technology department, comprising as much as 70% of total expenditures. This in turn has created a demand for faster, more efficient interconnection of data storage systems with servers and LANs. Contributing to this demand are:

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  the need to connect increasing numbers of storage devices and servers to a growing number of users;

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  the need to interconnect servers and storage systems supplied by multiple vendors;

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  the increasingly mission-critical nature of stored data and the need for rapid access to this data; and

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  the expense and complexity associated with managing increasingly large amounts of data storage.

    Although advances in technology, including the recent development of Gigabit Ethernet, increased LAN transmission speeds by more than 1,000 times during the 1990s, storage-to-server data transmission speeds on SCSI-based systems increased by less than ten times during this period. This speed disparity created a bottleneck between storage systems and servers and the LANs connected to those servers. In 1995, the Fibre Channel interconnect protocol was standardized to address the speed, distance and connectivity limitations of SCSI-based storage while maintaining backward compatibility with the installed base of SCSI-based storage systems. Fibre Channel allows up to 126 devices to communicate at rates up to 1.062 Gbps over distances of up to 10 kilometers. The Fibre Channel protocol has enabled the development of high-speed SANs which provide the interconnection between storage systems and servers.

    Fibre Channel-based SANs provide many benefits, including transmission speeds comparable to high-speed LANs and transmission distances which allow broader sharing of resources. SANs also enable enhanced network applications such as storage backup, and better overall storage management achievable through centralized storage resources. In May 2001, the Gartner Group estimated that the use of SANs will increase as a percentage of total data storage systems from 24% in 2000 to 66% in 2004. In May 2001, IDC projected that the number of ports shipped in Fibre Channel systems, including switches, storage arrays and host bus adapters, or HBAs, will increase from 1.7 million in 2000 to 12.9 million in 2004, representing a compound annual growth rate of 65%. Most of these ports will rely on fiber optic subsystems to transmit and receive data at very high speeds with high accuracy, and often over long distances. Like manufacturers of Gigabit Ethernet-based LAN systems, manufacturers of Fibre Channel-based SAN systems are already developing the next generation of SAN products with speeds of 2.125 Gbps, twice as fast as current Fibre Channel speeds. Like Gigabit Ethernet, the Fibre Channel protocol is scalable, allowing for the potential development of systems with speeds of over 10 Gbps. The speeds contemplated by future generation SAN systems will require even higher performance fiber optics subsystems.

    Metropolitan Access Networks.  The need for increased bandwidth is also increasing the demand for high-speed connectivity in MANs. The deployment of equipment for dense wavelength division multiplexing, or DWDM, has resulted in a 12,000% increase in capacity for long-haul networks since early 1997. Over the same period, the transmission of data within buildings and corporate campus networks has increased to gigabit speeds. However, connecting these islands of data is a "copper straw" where transmission rates are reduced to megabits per second or slower over a combination of twisted pair, T-1 lines, frame relay and wireless links. The opportunities and technical challenges represented by this problem are considerable. Previous technologies used to upgrade WANs, such as DWDM, will likely not be economical to deploy in MANs. Instead, new technologies that use more cost effective coarse wavelength division multiplexing, or CWDM, are likely to be preferred in most of these networks.

    CATV networks are increasingly being viewed as an alternative means of providing access to a broader range of communication services within metropolitan areas. With the rapid growth in Internet-related services, the demand for two-way interactive CATV services has also increased. The transformation of a one-way broadcast network to a two-way interactive network requires that the signals originating at each home be aggregated at a node before being sent back to the CATV network headend. This transformation, using analog signal transmission for the return path, involves numerous technical challenges because the electrical noise originating at each home is also aggregated before being transmitted. This aggregation of noise limits the amount of bandwidth and distance over which these return signals can be transmitted. For this reason, a substantial portion of CATV networks have not been upgraded for two-way transmission, while those which have implemented analog return path systems are limited with respect to their ability to carry two-way traffic.

    The use of digital fiber optic solutions to upgrade these networks is in an early stage of development.

Demand for High-Speed Data Communication Test Systems

    The design and development of data and storage networking systems require extensive testing to ensure system performance and reliability. As new, highly complex transmission protocols such as Gigabit Ethernet and Fibre Channel have emerged, system testing has become more difficult, requiring increasingly sophisticated and specialized test systems capable of capturing data at high speeds, filtering the data and identifying various types of intermittent errors and other network problems. Other new technologies are continually being developed, such as the Infiniband transmission protocol, which is being engineered to interconnect clusters of computer devices. In the past, many systems manufacturers designed their own test equipment each time they developed a new product. However, as the pace of technological change has accelerated, the performance requirements of data communications systems have increased and competition has afforded shorter market windows within which manufacturers can develop and introduce new products. Thus, system manufacturers have increasingly focused on the design and development of their own products and turned to specialized independent suppliers for state-of-the-art test equipment. As Ethernet and Fibre Channel-based systems reach even higher transmission speeds and new standards like Infiniband emerge, the internal development of test equipment by systems manufacturers will become more challenging, further increasing the demand for high performance, easy-to-use test systems from independent suppliers.

Evolution of Fiber Optic Subsystems for Networking

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs, SANs and MANs present a number of significant technical challenges, including the following:

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  As data rates increase, it becomes significantly more difficult to maintain data integrity because high speed signals can be degraded unless subsystem components such as lasers, detectors and integrated circuits are properly integrated and packaged;

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  The increasingly mission-critical nature of data transmission and storage has magnified the impact of system failures, increasing the need for system reliability and the importance of real-time performance monitoring;

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  Manufacturers of high speed networking equipment require optical subsystems that support a wide range of transmission distances, protocols and applications; and

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  Compliance with standards set by the Federal Communications Commission, or FCC, for electromagnetic interference emissions, or EMI, is significantly more difficult to achieve at higher data rates.

    To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and test systems which meet the requirements of manufacturers of high-speed data networking and storage systems.

The Finisar Solution

    We are a leading provider of fiber optic subsystems and network test and monitoring systems which enable high-speed data communications over LANs, SANs and MANs. We are focused on providing high-performance, reliable, value-added optical subsystems for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet, Fibre Channel and SONET protocols. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network test and monitoring systems that assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. Our products provide the following key benefits to manufacturers of high-speed data networking and storage systems:

    Value-Added Functions and Intelligence.  Our high-speed fiber optic subsystems are engineered to deliver value-added functionality and intelligence. For example, many of our optical subsystems include a microprocessor containing specially-developed software that allows customers to monitor the optical performance of each port on their systems in real time. In addition, many of our subsystems are engineered to automatically recognize different versions of the Fibre Channel protocol and to interoperate with our customers' older, installed networking systems, often referred to as legacy systems. Real-time monitoring and interoperability are particularly important in the Gigabit Ethernet LAN and Fibre Channel SAN markets where reliability and time to market are critical. Our test systems also contain value-added software functions that permit users to simulate and track errors.

    High Level of Data Integrity.  Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. We engineer our subsystems to exceed the industry standard error rate of 1 bit per trillion bits transmitted. This degree of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.

    High Reliability.  We design all of our subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. Our subsystems are engineered to operate with minimal power requirements thereby increasing product life, and to function across a wide range of temperatures and voltages. This reliability and flexibility have allowed our subsystems to be designed into the products of manufacturers who provide systems for a variety of mission-critical applications. In addition, because our subsystems emit lower levels of electromagnetic interference, or EMI, than the standards set by the FCC, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.

    Broad Optical Subsystem Product Line.  We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. Our optical subsystems are designed to comply with key networking protocols such as Fibre Channel and Gigabit Ethernet and to plug directly into standard port configurations used in our customers' products. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.

    Broad Test System Product Line.  We believe that we are a leading provider of network performance test systems for Fiber Channel-based networks. We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and accelerate time to market.

Strategy

    Our objective is to be the leading provider of fiber optic subsystems and test systems to manufacturers of high-speed data networking and storage systems. Key elements of our strategy include the following:

    Maintain Technology Leadership in High-Speed Fiber Optic Transmission.  We have been focused on the development of fiber optic subsystems since 1988. Current Finisar employees were actively involved in the original development of the Fibre Channel standard and, more recently, in the development and implementation of Gigabit Ethernet and the emerging Infiniband protocol. Our years of engineering experience, our multi-disciplinary technical expertise and our participation in the development of industry standards have enabled us to become a leader in the design and development of fiber optic subsystems and test systems. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. For example, we have designed new products to support emerging technologies such as 10 Gbps Ethernet, 2 Gbps Fibre Channel, and the Infiniband protocol. We are also focused on increased product integration to enhance the price/performance capabilities of our products. An example of this product integration is our new line of products for MANs using CWDM that combine passive optical technology from Transwave Fiber with our optical subsystems. We believe that these products have the potential to change the network architectures currently used for MANs.

    Leverage Core Competencies Across Multiple, High-Growth Markets.  We believe that fiber optic technology will increasingly become the transmission technology of choice for multiple high-growth data communication markets, including Gigabit Ethernet-based LANs and MANs, and Fibre Channel-based SANs. These markets are characterized by differentiated applications with unique design criteria such as product function, performance, cost, in-system monitoring, size limitations and software. We intend to target opportunities where our core competencies in high-speed data transmission protocols such as Gigabit Ethernet, Fibre Channel and Infiniband can be leveraged into leadership positions as these technologies are extended across multiple markets and applications. Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications.

    Strengthen and Expand Customer Relationships.  Over the past 12 years, we have established valuable relationships and a loyal base of customers by providing high-quality products and superior service. Our service-oriented approach has allowed us to work closely with leading data and storage network system manufacturers, understand and address their current needs and anticipate their future requirements. We intend to leverage our relationships with our existing customers as they enter new, high-speed data communications markets. We have recently established new customer relationships with several emerging Gigabit Ethernet and Fibre Channel networking equipment manufacturers. We intend to expand our sales and marketing organization in order to establish new relationships with other key data communications network manufacturers.

    Capitalize on Cross-Selling Opportunities.  Many manufacturers of high-speed data networking and storage systems purchase both optical subsystems and test systems from third-party providers. Frequently, however, different groups or departments within a manufacturer's organization are responsible for qualifying and purchasing subsystems and test equipment. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that lead to sales of our other product lines. As this trend develops, we intend to leverage our unique expertise in both optical subsystems and test systems. In particular, the widespread acceptance of our Fibre Channel test systems and the introduction of our 10Gbps bit error rate tester for 10 Gigabit Ethernet systems are providing opportunities to develop new customers for our optical subsystems.

    Acquire Critical Technologies.  The ability to develop innovative products frequently requires that we control the critical underlying technologies and core competencies to be used in the development process. This enhances our ability to speed the development process as well as to protect any intellectual property that might be created in the process. This has been the primary motivation for the acquisitions that we have completed to date. We acquired four companies during the fiscal year ended April 30, 2001, and completed the acquisition of a fifth company shortly after the end of the fiscal year, which we believe will enable us to respond more quickly to new market opportunities. We currently manufacture lasers through Demeter Technologies, photodiodes and arrays through Sensors Unlimited and passive components through Transwave Fiber. We believe that the acquisitions of Shomiti Systems and Medusa Technologies will enhance our position in testing and monitoring equipment for Fibre Channel, Gigabit Ethernet, Infiniband and FICON network protocols. In addition, we made minority investments in five other companies during the last fiscal year to give us access to additional technologies for developing new optical subsystems. We expect to continue to acquire new technologies that may enable us to introduce new innovative products, reduce our product cost or enhance our customer service.

    Develop Low Cost Manufacturing Capabilities.  We believe that new markets can be created by the introduction of new low cost, high value-added products. Lower product costs can be achieved through the introduction of new disruptive technologies, product design or market presence. In each case, access to low-cost manufacturing resources will be a key factor in the ability to offer a low cost product solution. We have developed unique product designs and automated test processes that reduce the time to manufacture many of our products. During the past fiscal year, we developed relationships with a number of off-shore manufacturing companies to gain access to low-cost labor. In order to be able to transfer additional processes off-shore while maintaining greater control over our intellectual property, we recently purchased a manufacturing facility in Ipoh, Malaysia. We anticipate that we will commence volume manufacturing at our Malaysian facility in the second quarter of fiscal 2002, but will continue to rely on third-party manufacturers for a portion of our overall manufacturing requirements.

Products

    Per the guidelines established by the Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), we have determined that, beginning in fiscal 2001, we operate in two segments: optical components and subsystems and network test and monitoring systems.

    We provide a broad line of complementary products within these two segments for high-speed data communications over Gigabit Ethernet LANs and MANs and Fibre Channel SANs. As a result of recent acquisitions, we also provide a number of key optical components used in these optical subsystems.

Optical Subsystems

    Our optical subsystems generally consist of optical data links for LANs and SANs and optical subsystems for MANs.

    Optical Data Links.  Systems connected with fiber optics require optical subsystems to convert electrical signals into optical signals and back into electrical signals at high speeds. Our optical data links are integrated into our customers' systems and used for both short- and long-distance fiber optic communications.

    Our family of optical data link products consists of transmitters, receivers and transceivers based on the Gigabit Ethernet and Fibre Channel protocols. A transmitter converts electrical signals into optical signals for transmission over fiber optics. Photodetectors and receivers incorporating photodetectors convert incoming optical signals into electric signals. A transceiver combines both transmitter and receiver functions. Our optical data link products perform these functions with high reliability and data integrity and support a wide range of protocols, transmission speeds, fiber types, wavelengths, transmission distances, form factors and software enhancements.

    Our high-speed fiber optic subsystems are engineered to deliver value-added functionality and intelligence. Most of our optical data link products include a microprocessor with proprietary embedded software that allows customers to monitor transmitted and received optical power, temperature, drive current and other link parameters of each port on their systems in real time. In addition, our intelligent optical data links are used by many enterprise networking and storage system manufacturers to enhance the ability of their systems to diagnose and correct abnormalities in fiber optic networks.

    Optical Subsystems for MANs.  We have introduced a full line of optical subsystems for MANs using CWDM technologies designed to deliver dramatic cost savings to optical networking manufacturers as compared to solutions based on DWDM. CWDM systems use far fewer wavelengths, typically spaced 20 nanometers apart, to transport data from point-to-point or in a ring configuration. DWDM systems, which historically have been deployed for adding capacity in long-haul telecommunications networks, are typically designed for wavelengths spaced only 1.6 nanometers apart. While offering additional capacity, DWDM systems are far more complex and must be cooled, further adding to the cost of such systems. Our CWDM subsystems include every major optical transport component needed to support a MAN, including transceivers, optical add/drop muxes, or OADMs, and multiplexers/demultiplexers for SONET, Gigabit Ethernet and Fibre Channel. These products are in the later stages of product development and are expected to be available for customer trials in the first quarter of fiscal 2002.

    Our line of optical subsystems for MANs also includes products which use a new technical approach to the transportation of information inside CATV networks. Traditionally, fiber optic links in CATV networks have used analog modulation to transport signals. Our design digitizes the return path signal with performance comparable to the best analog links with the added benefits associated with the use of digital fiber optic technologies in terms of lower overall network costs and greater reliability. To date, we have sold products primarily for use in customer trials.

    The following table describes our principal optical subsystem products:

Protocols	Transmission Speed (Gbps)	Fiber Types	Wavelengths (nm)	Transmission Distances	Form Factors	Other
Optical Data Links Transmitters
Fibre Channel	1.062	Multi-mode	850	500 m	17-pin	Built-in diagnostics
Gigabit Ethernet	1.25	Single mode	1310	10 km
			1550	30 km
				80 km
Receivers
Fibre Channel	1.062	Multi-mode	850	500 m	17-pin	Reports on
Gigabit Ethernet	1.25	Single mode	1310	10 km		received
			1550	30-80 km		optical power levels
Transceivers
Fibre Channel	1.062/2.125	Multi-mode	850	500 m	28-pin	Built-in diagnostics
Gigabit Ethernet	1.25	Single mode	1310	2 km	9-pin	Serial identification
SONET/SDH	2.488		1550	10 km	GBIC
10-Gigabit Ethernet	10.3/9.95		CWDM	30-80 km	SFP/SFF
					300-pin
CWDM products
Multiplexer/Demultiplexer		Single mode	CWDM (1470-1620)	Point-to-Point Ring	Module Plug-in	4-8 Channel
Add Drop Multiplexer/Demultiplexer		Single mode	CWDM (1470-1620)	Ring	Module	2-4 Channel
CATV products
			1310	10/40 km
			1550	60 km
			1550 CWDM	60 km	Customer
Digital return path transmitter	1.25/1.6/2.5	Single mode	1550 ITU	80 km	Specific	Built-in diagnostic

Optical Components

    With the acquisitions of Sensors Unlimited, Demeter Technologies and Transwave Fiber, we gained access to active and passive components that can be utilized in designing and manufacturing new optical subsystems incorporating innovations arising from the integration of these newly acquired technologies. Sensors Unlimited provides expertise in Indium Phosphide semiconductor materials and the introduction of positive intrinsic negative, or PIN, receivers at 10 Gbps, optical performance monitors (OPMs) for monitoring wavelengths in DWDM systems as well as other optical devices now being incorporated into our line of optical transceivers. Demeter Technologies adds the capability for making Fabry Perot and distributed feedback lasers to be incorporated into our transceiver designs as well as to be sold into the merchant market. Passive components designed by Transwave Fiber will be important in developing cost-effective transmission systems and OADMs used in wavelength division multiplexing subsystems to eliminate bandwidth bottlenecks and expand the performance of MANs.

    The following table describes our principal optical component products:

Protocols	Transmission Speed (Gbps)	Fiber Types	Wavelength (nm)	Form Factors
Active Components
Laser Products	1.25	Single mode	1310/1550	TO package
	2.5	Single mode	1310	TO package
	2.5	Single mode	1310 DFB	TO package
Receiver Components
		Single mode
APD Receiver	2.5	Multi-mode	1310/1550	5-pin TO46
PIN Receiver	10	Single mode	1550	SMA
Linear Photodiode Array		None	900-1700	28-pin DIL
Passive Components
			1470nm to	Double tube
WDM coupler	1-40	Single mode	1610nm	packaging
			1470nm to
Filter modules	1-40	Single mode	1610nm
				Single tube
Tapered coupler	1.0	Multi-mode	850nm	packaging
			1310nm to
Broadband light source	DC	Single mode	1610nm
Quarter Waveplate		Single mode	1550nm

Network Test and Monitoring Systems

    Our family of network test and monitoring systems assist networking and storage system manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We believe we are the leading supplier of test equipment for the Fibre Channel protocol used in enterprise SANs. As a result of the acquisition of Shomiti Systems, we also offer Gigabit Ethernet test systems. Our test and monitoring systems allow engineers, service technicians and network managers to capture data at high speeds, filter the data and identify various types of intermittent errors and other network problems.

    The following table describes our network test and monitoring system products:

Product Description	Network Protocol Supported	Transmission Speed (Mbps or Gbps)	Target Applications
Network Monitoring and Analysis Software	Ethernet	10 - 100 - 1Gbps	Enterprise Network Management
THGs Ethernet Monitoring/Analysis Systems	Ethernet	10 - 100 - 1Gbps	Service, Enterprise Network Management
THGm Ethernet Monitoring/Analysis Modules	Ethernet	10 - 100 - 1Gbps	R&D, Service, Enterprise Network Management
Passive In-Line Taps for Ethernet and Fibre Channel	Ethernet Fibre Channel	10 - 100 - 1Gbps 1.062 - 2.125Gbps	R&D, Service, Enterprise Network Management
ATS ISA—Advanced Test Systems, ISA Bus, for Ethernet networks	Ethernet	10 - 100 - 1Gbps	R&D
Voyager RMON2 Probe Systems	Ethernet	10 - 100 bps	Enterprise Network Management
GTX-A Fibre Channel Analysis Systems	Fibre Channel	1.062 - 2.125Gbps	R&D, Service
GT Fibre Channel Analysis Systems	Fibre Channel	1.062 Gbps	R&D, Service
IBT InfiniBand Analysis Systems	1X Infiniband	2.5 Gbps	R&D, Service
GBIC Modules	Ethernet	10 - 100 - 1 - 2.125Gbps	R&D, Enterprise Network Management
SAN Performance Analysis Software	Fibre Channel	1.062 - 2.125Gbps	R&D, Service
Link and Traffic Check Tools	Ethernet Fibre Channel	1 - 1.062 - 1.25 - 2.5 Gbps	R&D, Service
Near Infrared Imaging Cameras	n/a	900-1700nm Wavelength	R&D, Service

Customers

    To date, our revenues have been principally derived from sales to customers who sell products for building and testing storage area networks. Approximately 70% of our total revenues were derived from sales to these customers in fiscal 1999, 65% in fiscal 2000 and 68% in fiscal 2001. Sales to our top three customers represented approximately 54% of our total revenues in fiscal 1999, 55% in fiscal 2000 and 48% in fiscal 2001. Sales to our top three customers, Brocade, EMC Corporation and Emulex, accounted for 20.1%, 17.3% and 11.0% of our total revenues, respectively, in fiscal 2001.

Technology

    The development of high quality fiber optic subsystems and test systems for high-speed data communications requires multidisciplinary expertise in the following technology areas:

    High Frequency Semiconductor Design.  Our fiber optic subsystems development efforts are supported by an engineering team that specializes in analog/digital integrated circuit design. This group works in both silicon and gallium arsenide, or GaAs, semiconductor technologies where circuit element frequencies are very fast and can be as high as 60 gigahertz, or GHz. We have designed proprietary circuits including laser drivers and receiver pre- and post-amplifiers. Our designs have made us early entrants in the 1.0 Gbps data communications market and more recently in the 2.5 Gbps data communications market. These advanced semiconductor devices provide significant cost advantages and will be critical in the development of future products capable of even faster data rates.

    Optical Subsystem Design.  Finisar has established itself as a low-cost design leader beginning with its initial Gbps optical subsystems in 1992. From that base we have developed new singlemode laser alignment approaches and low-cost, all-metal packaging techniques for improved EMI performance and environmental tolerance. We develop our own component and packaging and designs and integrate these designs with proprietary manufacturing processes that allow our products to be manufactured in high volume.

    Complex Logic Design.  Our test equipment designs are based on field programmable gate arrays, or FPGAs. In recent customer trials, our newest products are being used to operate with clock frequencies of up to 125 megahertz, or MHz, and logic densities up to 1 million gates per chip. Our test systems use FPGAs that are programmed by the host PC and therefore can be configured differently for different tests. All of our logic design is done in the very high density logic, or VHDL, hardware description language which will enable migration to application specific integrated circuits, or ASICs, as volumes warrant. We develop VHDL code in a modular fashion for reuse in logic design which comprises a critical portion of our intellectual property. This re-usable technology base of logic design is available for use in both our test system and optical subsystem product lines and allows us to reduce the time to market for our new and enhanced products.

    Software Technology.  We devote substantial engineering resources to the development of software technology for use in all of our product lines. We have developed software to control our test systems, analyze data collected by our test systems, and monitor, maintain, test and calibrate our optical subsystems. A majority of our software technology and expertise is focused on the use of object-oriented development techniques to develop software subsystems that can be reused across multiple product lines. We have created substantial intellectual property in the area of data analysis software for our Fibre Channel test equipment. This technology allows us to rapidly sort, filter and analyze large amounts of data using a proprietary database format. This database format is both hardware platform-independent and protocol-independent. This independence allows all of the software tools developed for our existing test products to be utilized in all of our new test products that collect data traces. Because the database format is also protocol-independent, new protocols can be added quickly and easily. Another important component of our intellectual property is our graphical user interface, or

GUI, design. Many years of customer experience with our test products have enabled us to define a simple yet effective method to display complex protocols in clear and concise GUIs for intuitive use by engineers.

    System Design.  The design of all of our products requires a combination of sophisticated technical competencies—optical engineering, high-speed digital and analog design, ASIC design and software engineering. We have built an organization of people with skills in all of these areas. It is the integration of these technical competencies that enables us to produce products that meet the needs of our customers. Our combination of these technical competencies has enabled us to design and manufacture optical subsystems with built-in optical test multiplexing and network monitoring, as well as test systems that integrate optical and protocol testing with user interface software.

    Manufacturing System Design.  The design skills gained in our test systems group are also used in the manufacturing of our optical subsystems. We utilize our high-speed FPGA design blocks and concepts and GUI software elements to provide specialized manufacturing test systems for our internal use. These test systems are optimized for test capacity and broad test coverage. We use automated, software-controlled testing to enhance the field reliability of all Finisar products. All of our products are subjected to temperature testing of powered systems as well as full functional tests.

    Wafer Fabrication.  Following our acquisitions of Sensors Unlimited and Demeter Technologies we are developing new capabilities in InP (Indium Phosphide) integration. This compound semiconductor material system is useful for fabrication of laser diodes and photodiodes that operate at wavelengths between 1200 nanometers to 1700 nanometers. To date, we have developed a number of products based on access to wafer fabrication processing including Fabry Perot lasers and standard PIN and avalanche photodiodes (APD). Both lasers and photodiodes operate at 1, 2.5 and 10 Gbps.

Competition

    The market for optical components and subsystems and network test and monitoring systems for use in LANs, SANs and MANs is highly competitive. We believe the principal competitive factors in the optical subsystem and test system markets are:

  •
  product performance, features, functionality and reliability;

  •
  price/performance characteristics;

  •
  timeliness of new product introductions;

  •
  adoption of emerging industry standards;

  •
  service and support;

  •
  size and scope of distribution network;

  •
  brand name;

  •
  access to customers; and

  •
  size of installed customer base.

    We believe we compete favorably with our competitors with respect to most of the foregoing factors. However, we cannot assure you that we will be able to compete successfully against either current or future competitors.

Sales, Marketing and Technical Support

    We sell our products in North America through our direct sales force and a network of independent manufacturers' representatives. For sales of our optical components and subsystems, we utilize a direct sales force augmented by eight domestic manufacturers' representatives and 13 international resellers. For sales of our network test and monitoring systems, we utilize a direct sales force augmented by nine domestic manufacturers' representatives and 33 international resellers. Our direct sales force maintains close contact with our customers and provides technical support to our manufacturers' representatives. In our international markets, our direct sales force works with local resellers who assist us in providing support and maintenance to the territories they cover.

    Both our optical subsystems and our network performance test systems are often sold to the same customer. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that can lead to sales of our other product lines. We anticipate that we will continue to benefit from these trends in the future.

    Our marketing efforts are focused on increasing awareness of our optical subsystems and test and monitoring systems product lines and our brand name. Key components of our marketing efforts include:

  •
  continuing our active participation in industry associations and standards committees to promote and further enhance Gigabit Ethernet and Fibre Channel technologies, promote standardization in the LAN, SAN and MAN markets, and increase our visibility as industry experts; and

  •
  leveraging major trade show events and LAN, SAN, MAN and CATV conferences to promote our broad product lines.

    In addition, our marketing group provides marketing support services for our executive staff, our direct sales force and our manufacturers' representatives and resellers. Through our marketing activities, we provide technical and strategic sales support to our direct sales personnel and resellers including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

    A high level of continuing service and support is critical to our objective of developing long-term customer relationships. We emphasize customer service and technical support in order to provide our customers and their end users with the knowledge and resources necessary to successfully utilize our product line. Our customer service utilizes a technical team of field and factory applications engineers, technical marketing personnel and, when required, product design engineers. We provide extensive customer support throughout the qualification and sale process. In addition, we also provide many resources through our World Wide Web site, including product documentation and technical information. We intend to continue to provide our customers with comprehensive product support and believe it is critical to remaining competitive.

Manufacturing

    For most of the last fiscal year, we relied on three Asia based and one U.S. based contract manufacturer for substantially all of our assembly and test operations. We do not have long-term contracts with any of our contract manufacturers, and none of them are obligated to perform assembly services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We conduct manufacturing engineering, supply chain management, quality assurance and documentation control operations at our facility in Sunnyvale, California, as well as at our subsidiaries' facilities located in Princeton, New Jersey and El Monte, California.

    We purchased a manufacturing facility in Malaysia in May 2001, consisting of 700,000 square feet, of which 200,000 square feet is suitable for cleanroom operations. This facility will allow us to transfer additional manufacturing processes to a lower-cost manufacturing location while maintaining greater control over our intellectual property than if we were to subcontract those operations. We expect to continue to use contract manufacturers for a portion of our manufacturing needs.

    We design and develop a number of the key components of our products, including ASICs, printed circuit boards and software. In addition, our manufacturing team works closely with our engineers to manage the supply chain. Product testing and burn-in are performed at our facility. We also use inspection, testing and statistical process controls to assure the quality and reliability of our products. In addition, most of our optical subsystems have an intelligent interface that allows us to monitor product quality during the manufacturing process.

    Although we use standard parts and components for our products where possible, we currently purchase a few key components used in the manufacture of our products from single or limited sources. Our principal single source components include ASICs and lasers. Generally, purchase commitments with our single or limited source suppliers are on a purchase order basis. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would substantially harm our business. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors.

    We use a rolling 12-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. It is our practice to maintain a 12-month inventory of sole source components to decrease the risk of a component shortage.

Research and Development

    In fiscal 1999, fiscal 2000 and fiscal 2001, our research and development expenses were $7.9 million, $13.8 million and $33.7 million, respectively. We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness. We focus our product development activities on addressing the evolving needs of our customers within the LAN, SAN and MAN markets. We work closely with our original equipment manufacturers and system integrators to monitor changes in the marketplace. We design our products around current industry standards and will continue to support emerging standards that are consistent with our product strategy. Our research and development groups are aligned with our different product lines and we have specific groups devoted to ASIC design and test, gigabit per second subsystem design, test equipment hardware and software design. In addition, our research and development also includes manufacturing engineer efforts whereby we examine each product for its manufacturability, predicted reliability, expected lifetime and manufacturing costs.

    We are currently undertaking development efforts for our product lines with emphasis on increasing reliability, integrity and performance, as well as value-added functions. Some examples of products that we are working on are 10 Gbps Ethernet and CWDM optical subsystems. We also intend to focus on increased product integration to enhance the price/performance capabilities of our products. We believe that our research and development efforts are key to our ability to maintain technical competitiveness and to deliver innovative products that address the needs of the market. However, there can be no assurance that our product development efforts will result in commercially successful products, or that our products will not be rendered obsolete by changing technology or new product announcements by other companies.

Intellectual Property

    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property.

Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Pending Litigation

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that our optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. In July 1999, we and Hewlett-Packard filed a motion, which was opposed by Methode, to transfer the case to the United States District Court for the Northern District of California. In August 1999, the Court granted our motion and the case is now pending in the Northern District of California. Methode subsequently amended its complaint to add Agilent Technologies, Inc. as a party, to allege infringement of a fifth Methode patent and to allege that we breached our obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks additional compensatory damages of at least $224.3 million plus interest for the alleged breach of contract. On June 5, 2000, Methode transferred the patents at issue in the litigation, as well as a number of other patents, to an affiliated company, Stratos Lightwave LLC, and on June 21, 2000, Stratos Lightwave LLC transferred the same patents to Stratos Lightwave, Inc. Methode has filed a motion to add Stratos Lightwave, Inc. to the lawsuit as an additional plaintiff. In September 2000, Methode and Stratos Lightwave filed a second lawsuit against us in the United States District Court for the Northern District of California, alleging infringement of a sixth patent, which issued in August 2000. This patent is a reissue of a previous patent that is the parent of four of the five patents that are the subject of the original lawsuit filed by Methode against Finisar. In January 2001, Methode and Stratos Lightwave filed a third lawsuit against us in the United States District Court for the Northern District of California, alleging that our optoelectronic products infringe a seventh patent, which issued in July 1998. This patent is not directly related to the patents at issue in the first two lawsuits, but instead is directed to a different aspect of the same optoelectronic patents that are in dispute in the other lawsuits. In July 2001, Stratos Lightwave filed a fourth lawsuit against us in the United States District Court for the Northern District of California, alleging infringement of two new patents, both of which are related to patents at issue in the original and second lawsuits. The claims against Hewlett-Packard and Agilent Technologies were dismissed in May 2001 pursuant to a settlement agreement between those companies and Methode and Stratos Lightwave.

    Based on consultation with our counsel, it is our position that the Methode patents are invalid, unenforceable and/or not infringed by our products. The United States Patent and Trademark Office has rejected all of the claims asserted by Methode in one of the patents in a reexamination proceeding. That determination has been appealed by Methode. We also believe, based on consultation with our counsel, that the breach of contract claim included in the amended complaint is without merit and that, in any event, the amended complaint overstates the amount of damages that Methode could have suffered as a result of any such breach. We believe that we have strong defenses against Methode's lawsuit. In addition, we have filed counterclaims against Methode and Stratos Lightwave asserting, among other things, that one of our founders, Frank H. Levinson, is the primary inventor of the technology that is the subject of all seven patents, that Methode improperly obtained the patents based on our disclosure of the technology to Methode and that we are the rightful owner or co-owner of the patents. We have also asserted federal and state antitrust claims against Methode and Stratos Lightwave for restraint of trade, conspiracy to monopolize and attempted monopolization. Portions of our counterclaim, based on principles of state law, were dismissed in May 2000 on grounds of federal preemption; however, our basic claims of ownership of the patents remain subject to our pending counterclaims. Our federal and state antitrust claims against Methode and Stratos in the second lawsuit were dismissed on procedural grounds following a hearing in July 2001; we intend to re-file those claims based on the court's guidance. A settlement conference in the first and second lawsuits is scheduled for the fall of 2001.

    We intend to defend Methode's lawsuits and pursue our counterclaims vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode. In the event we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such royalty payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be significantly harmed.

Facilities

    Our facilities are located in California, Washington, New Jersey, Texas, and Florida.

    We lease approximately 75,000 square feet in Sunnyvale, California, for our corporate headquarters which includes research and development, sales and marketing, general and administrative and manufacturing operations. This lease expires in July 2006. We lease approximately 54,300 square feet in Hayward, California, which includes research and development, warehousing and manufacturing operations. This lease expires in January 2006. Additionally, we own a 92,000 square foot facility in Sunnyvale consisting of three buildings which includes research and development, sales and marketing, and manufacturing operations.

    We continue to lease our prior facility in Mountain View, California under a lease expiring in May 2002. We intend to continue subleasing this 20,000 square foot facility through the expiration of the lease term.

    As part of our acquisition of Shomiti Systems, we lease approximately 23,000 square feet of general office space in San Jose, California. The lease expires in April 2002.

    As part of our acquisition of Demeter Technologies, we lease two facilities in El Monte, California, totaling approximately 22,000 square feet. The leases expire in August 2003.

    We lease approximately 16,000 square feet of general office space in Austin, Texas, to house the operations of Medusa Technologies. The lease expires in July 2008.

    As part of our acquisition of Sensors Unlimited, we lease four facilities totaling approximately 38,000 square feet in Princeton, New Jersey. All of the leases expire in January 2004.

    Additionally, we lease sales offices in San Francisco, California, Bellevue, Washington, and Coral Gables, Florida. The leases are for approximately 300 square feet to 1,000 square feet, with renewable terms of from six months to one year.

    In May 2001, we purchased a 700,000 square foot manufacturing facility in Ipoh, Malaysia. The transfer of the real property on which the facility is located is subject to approval by the Malaysian government. We currently occupy the facility under a lease agreement with the previous owner of the property.

Employees

    As of April 30, 2001, we employed approximately 760 full-time employees. We also from time to time employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

MANAGEMENT

Executive Officers and Directors

    Our executive officers and directors, and their ages as of May 31, 2001, are as follows:

Name	Age	Position(s)
Jerry S. Rawls	56	President, Chief Executive Officer and Director
Frank H. Levinson	48	Chairman of the Board and Chief Technical Officer
Mark J. Farley	39	Vice President, Digital Systems Engineering
Jan Lipson	50	Vice President, Optical Engineering
Dallas W. Meyer	38	Vice President, Operations
Gregory H. Olsen	56	Executive Vice President and Director
Richard Woodrow	57	Vice President, Sales and Marketing
Stephen K. Workman	50	Vice President, Finance, Chief Financial Officer and Secretary
Michael C. Child	46	Director
Roger C. Ferguson	58	Director
Richard B. Lieb	53	Director
Larry D. Mitchell	58	Director

    Jerry S. Rawls has served as a member of our Board of Directors since March 1989, as our President since April 1989 and as our Chief Executive Officer since August 1999. From September 1968 to February 1989, Mr. Rawls was employed by Raychem Corporation, a materials science and engineering company, where he held various management positions including Division General Manager of the Aerospace Products Division and Interconnection Systems Division. Mr. Rawls holds a B.S. in Mechanical Engineering from Texas Tech University and an M.S. in Industrial Administration from Purdue University.

    Frank H. Levinson founded Finisar in April 1987 and has served as a member of our Board of Directors since February 1988 and as our Chairman of the Board and Chief Technical Officer since August 1999. Mr. Levinson also served as our Chief Executive Officer from February 1988 to August 1999. From September 1980 to December 1983, Mr. Levinson was a Member of Technical Staff at AT&T Bell Laboratories. From January 1984 to July 1984, he was a Member of Technical Staff at Bellcore, a provider of services and products to the communications industry. From April 1985 to December 1985, Mr. Levinson was the principal optical scientist at Raychem Corporation, and from January 1986 to February 1988, he was Optical Department Manager at Raynet, Inc., a fiber optic systems company. Mr. Levinson holds a B.S. in Mathematics/Physics from Butler University and an M.S. and Ph.D. in Astronomy from the University of Virginia.

    Mark J. Farley has served as our Vice President, Digital Systems Engineering since April 1996. From August 1991 to April 1996, Mr. Farley was a consulting design engineer. During that time, Mr. Farley was heavily involved in the design of Finisar's early products. From September 1986 to August 1991, Mr. Farley was a hardware design manager with Raynet, Inc. From September 1984 to September 1986, he was a hardware design manager at Tandem Computers. Mr. Farley holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

    Jan Lipson has served as our Vice President, Optical Engineering since April 1998. From June 1995 to April 1998, Mr. Lipson was Vice-President, Advanced Technology for Ortel Corporation, a fiber optic components supplier to the cable television industry. From March 1982 to June 1995, Mr. Lipson was employed by AT&T Bell Laboratories, and most recently held the position of Department Head and Development Manager for the Subsystems Development Group in the Lightwave Communications Area. From October 1978 to March 1982, Mr. Lipson was a member of the technical staff at Los Alamos National Labs. Mr. Lipson holds a B.S. in Physics from the California

Institute of Technology, a Ph.D. in Physics from the University of California at San Diego and an M.B.A. from the University of Pittsburgh.

    Dallas W. Meyer has served as our Vice President, Operations since September 2000. Prior to joining Finisar, Dr. Meyer worked in various aspects of rigid disc-drive integration and recording head fabrication at Read-Rite Corporation from February 1999 to August 2000, at Seagate Corporation from July 1993 to February 1999 and at IBM Corporation prior to that. Dr. Meyer holds a B.S. in Structural Engineering from the University of Nebraska-Lincoln, and a Ph.D. in Engineering Mechanics, Mathematics, and Materials Science from the University of Wisconsin-Madison.

    Gregory H. Olsen has served on our Board of Directors, as our Executive Vice President and President and Chief Executive Officer of Sensors Unlimited, Inc., a wholly owned subsidiary of Finisar, since the closing of the acquisition of Sensors in October 2000. Dr. Olsen founded Sensors Unlimited, a fiber optic component company, in 1991 and has served as its President and Chief Executive Officer since inception. In 1984 Dr. Olsen founded EPITAXX, Inc., and served as its President and Chief Executive Officer from inception until 1990 when EPITAXX was acquired by Nippon Sheet Glass. Dr. Olsen holds a B.S. in Physics, a BSEE and an M.S. in Physics (magna cum laude) from Fairleigh Dickenson University and a Ph.D. in Material Science from the University of Virginia.

    Richard Woodrow has served as our Vice President, Sales and Marketing, since November 2000. Mr. Woodrow joined Finisar in June 1998 as Director of Marketing-Optics. Prior to joining Finisar, Mr. Woodrow was employed by Raychem Corporation from 1974 until June 1998 in various sales and marketing positions and served as Director of North American Sales for the Electronics Division from March 1995 to June 1998. Mr. Woodrow holds a B.A. in Mathematics from Rutgers University.

    Stephen K. Workman has served as our Vice President, Finance and Chief Financial Officer since March 1999 and as our Secretary since August 1999. From November 1989 to March 1999, Mr. Workman served as Chief Financial Officer at Ortel Corporation. Mr. Workman holds a B.S. in Engineering Science and an M.S. in Industrial Administration from Purdue University.

    Michael C. Child has been a member of our Board of Directors since November 1998. Mr. Child has been employed by TA Associates, Inc., a venture capital investment firm, since July 1982 where he currently serves as a Managing Director. Mr. Child also serves on the Board of Directors of Fargo Electronics. Mr. Child holds a B.S. in Electrical Engineering from the University of California at Davis and an M.B.A. from the Stanford Graduate School of Business.

    Roger J. Ferguson has been a member of our Board of Directors since August 1999. Mr. Ferguson has served as Chief Executive Officer of Semio Inc., an early stage software company, since July 1999 and as a principal in VenCraft, LLC, a venture capital partnership, since July 1997. From 1993 to 1997, Mr. Ferguson was Chief Executive Officer of DataTools, Inc., a database software company. From 1987 to 1993, Mr. Ferguson served as Chief Operating Officer for Network General Inc., a network analysis company. Mr. Ferguson also serves on the Boards of Directors of Microtest, Inc. and several private companies. Mr. Ferguson holds a B.A. in Psychology from Dartmouth College and an M.B.A. from the Amos Tuck School at Dartmouth.

    Richard B. Lieb has been a member of our Board of Directors since October 1999. Since November 1990 Mr. Lieb has served as Executive President of SEI Investments, an investment and investment processing business solutions company. He is also on the Advisory Board of Cross Atlantic Technology Fund, a technology venture capital fund in Radnor, Pennsylvania. Mr. Lieb holds a B.A. in History from Duke University and an M.A. in Public Administration from the Wharton School of Business at the University of Pennsylvania. Mr. Lieb also serves on the Board of Directors of OAO Technology Solutions, Inc.

    Larry D. Mitchell has been a member of our Board of Directors since October 1999. Mr. Mitchell has been retired since October 1997. From October 1994 to October 1997, he served as a site General

Manager in Roseville, California for Hewlett-Packard. Mr. Mitchell holds a B.A. in Engineering Science from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business.

    Our President, Secretary and Chief Financial Officer are elected by the Board of Directors, all other executive officers are elected by the Board of Directors or appointed by the President, and all officers serve at the discretion of the Board of Directors. Each of our officers and directors, other than nonemployee directors, devotes his full time to the affairs of Finisar.

Composition of the Board of Directors

    Our Board of Directors is currently fixed at seven directors. Our certificate of incorporation provides that the terms of office of the members of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2003, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001 and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Messrs. Ferguson, Mitchell and Olsen, the Class II directors are Messrs. Levinson and Lieb, and the Class III directors are Messrs. Child and Rawls. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

Board Committees

    The audit committee of our Board of Directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Child, Ferguson and Mitchell.

    The compensation committee of our Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all executive officers of Finisar and establishes and reviews general policies relating to compensation and benefits of Finisar employees. The compensation committee currently consists of Messrs. Child and Ferguson.

Compensation of Directors

    Directors of Finisar do not receive cash compensation for their services as directors or members of committees of the Board of Directors. However, non-employee directors are eligible to receive stock options. We do reimburse directors for their reasonable expenses incurred in attending meetings of the Board of Directors.

Executive Compensation

  Summary Compensation Information

    The following table sets forth information concerning the compensation of our Chief Executive Officer and our four other most highly compensated executive officers, as of April 30, 2000, during the fiscal years ended April 30, 2001, 2000 and 1999.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Long Term Compensation Awards Securities Underlying Options		All Other Compensation
Jerry S. Rawls	2001	$220,192	$500	$42,017		—		—
President and Chief Executive	2000	200,000	1,000	1,923		—		—
Officer	1999	189,423	106,192	4,677		—		—
Frank Levinson	2001	220,192	500	36,829		—		—
Chief Technical Officer	2000	200,000	1,000	2,308		—		—
	1999	189,423	106,192	3,581		—		—
Mark J. Farley	2001	193,269	5,500	9,155,951	(1)	105,000	(2)	—
Vice President, Digital Systems	2000	165,000	6,000	1,587		—		—
Engineering	1999	149,423	64,731	2,857		—		—
Jan Lipson	2001	190,355	5,500	4,716		65,000	(2)	—
Vice President, Optical	2000	150,000	6,000	1,731		—		—
Engineering	1999	142,308	44,077	162		900,000	(3)	—
Stephen K. Workman	2001	190,385	5,500	2,354		65,000	(2)	—
Vice President, Finance, Chief	2000	150,000	6,000	1,298		—		—
Financial Officer and Secretary	1999	17,308	3,500	—		600,000	(3)	—

(1)
Includes $9,139,821 realized upon the exercise of stock options, based on the difference between the market value on the date of exercise and the exercise price of the options.

(2)
This option vests at the rate of 20% per year over a period of five years.

(3)
This option is immediately exercisable, subject to a right of repurchase in favor of Finisar which lapses at a rate of 20% per year over a period of five years.

  Option Grants

    The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table above during the fiscal year ended April 30, 2001. All of these options were granted under our 1999 stock option plan. The percentage of total options set forth below is based on an aggregate of 12,736,573 options granted during the fiscal year. All options were granted at the fair market value of our common stock, as determined by the Board of Directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent Finisar's estimate or projection of the future common stock price.

Options Granted in Fiscal Year Ended April 30, 2001

	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year			Deemed Value Per Share At Date of Grant	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name			Exercise Price ($/Share)	Expiration Date
						5%	10%
Jerry S. Rawls	—	—	—	—	—	—	—
Frank H. Levinson	—	—	—	—	—	—	—
Mark J. Farley	105,000	0.82%	$21.5625	6/15/10	$21.5625	$113,203.12	$226,406.25
Jan Lipson	65,000	0.51%	$21.5625	6/15/10	$21.5625	$70,078.13	$140,156.25
Stephen K. Workman	65,000	0.51%	$21.5625	6/15/10	$21.5625	$70,078.13	$140,156.25

(1)
These options vest at the rate of 20% per year over a period of five years.

Option Exercises and Fiscal 2001 Year-End Values.

    The following table provides the specified information concerning exercises of options to purchase our common stock in the fiscal year ended April 30, 2001, and unexercised options held as of April 30, 2001, by the persons named in the Summary Compensation Table above.

Aggregate Option Exercises In Fiscal 2001 and Values at April 30, 2001

			Number of Securities Underlying Unexercised Options At Fiscal Year End		Value of Unexercised In-The Money Options At Fiscal Year End(1)
Name	Shares Acquired on Exercise
		Value Realized	Exercisable(2)	Unexercisable(2)	Exercisable(2)	Unexercisable(2)
Jerry S. Rawls	—	—	—	—	—	—
Frank H. Levinson	—	—	—	—	—	—
Mark J. Farley	235,000	$9,139,821	1,749,620	105,000	$26,081,060	—
Jan Lipson	—	—	—	65,000	—	—
Stephen K. Workman	—	—	—	65,000	—	—

(1)
Based on a fair market value of $14.95 the closing price of our common stock on April 30, 2001, as reported by the Nasdaq National Market.

(2)
Stock options granted under the 1999 Option Plan prior to our initial public offering of common stock in November 1999 are generally immediately exercisable at the date of grant, but shares received upon exercise of unvested options are subject to repurchase by Finisar. Options granted after this date under the 1999 Option Plan are generally not immediately exercisable at the date of grant and vest at the rate of 20% per year over a period of five years.

Stock Plans

  1999 Stock Option Plan

    Finisar's 1999 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1999. Finisar is authorized to issue up to 21,000,000 shares of common stock under this plan. This number of shares was increased on May 1, 2001 to 30,274,203 and will be increased on each subsequent May 1 during the term of the plan by 5% of the number of shares of common stock issued and outstanding on the immediately preceding April 30. The 1999 stock option plan is currently being administered by the Board of Directors. The plan allows grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors and consultants. The plan expires in April 2009, but may be terminated sooner by the Board of Directors.

    The exercise price of incentive stock options granted under the 1999 stock option plan must not be less than the fair market value of a share of the common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of the common stock on the date of grant. With respect to an incentive stock option granted to any optionee who owns stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of the option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year. The Board of Directors has the discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. However, the plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan's outstanding options or replace them with substantially equivalent new options, all options will become immediately exercisable in full. In addition, the plan allows the Board of Directors to provide in any option agreement full acceleration of the exercisability of these options if, within 12 months following a change in control, the optionee is terminated without cause or resigns for "good reason," which includes:

  •
  the assignment of any duties, or limitation of responsibilities, that are substantially inconsistent with the optionee's status prior to the change of control,

  •
  the relocation of an optionee's principal work place more than fifty miles from his work place prior to the change of control or the imposition of substantially more demanding travel requirements, or

  •
  any material reduction in base compensation, bonus or benefits.

    As of April 30, 2001, under the 1999 stock option plan 4,206,153 shares of common stock had been issued upon exercise of options outstanding, options to purchase 10,753,052 shares of common stock, with a weighted average exercise price of $16.68, were outstanding, and 780,795 shares of common stock remained available for future grants.

  1989 Stock Option Plan

    Finisar's 1989 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1989. Prior to the expiration of its ten-year term in April 1999, a total of 19,638,800 shares of common stock were reserved for issuance under the 1989 stock option plan. Although no additional options will be granted under this plan, options for 2,263,260 shares of common stock outstanding as of April 30, 2001 remain subject to its provisions and the plan will continue to be administered by the Board of Directors.

    The 1989 stock option plan allowed the grant of incentive stock options and nonstatutory stock options. The exercise price of incentive stock options granted under the plan was required to be not less than the fair market value of a share of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the plan was required to be not less than 85% of the fair market value of a share of common stock on the date of grant. With respect to any optionee who owned stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of any option was required to be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, the term of any incentive stock option could not exceed five years and the term of any nonstatutory stock option could not exceed five years and one day. The terms of all other options could not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options could become exercisable for the first time by any optionee could not exceed $100,000 in any calendar year. The Board of Directors had the discretion to determine vesting schedules and exercise requirements, if any, of all option grants under this plan. However, the plan provided that in connection with a sale of all or substantially all of the assets of Finisar, or a merger of Finisar with or into another corporation, if the acquiring corporation fails to assume the plan's outstanding options or replace them with equivalent new options, all options will become immediately vested and exercisable in full.

    As of April 30, 2001, under the 1989 stock option plan 20,503,980 shares of common stock had been issued upon exercise of options outstanding and options to purchase 2,263,620 shares of common stock, at a weighted average exercise price of $0.07, were outstanding.

  2001 Stock Option Plan

    Finisar's 2001 stock option plan was adopted by the Board of Directors in February 2001. Finisar is authorized to issue up to 700,000 shares of Series A preferred stock under this plan. The 2001 stock option plan is currently being administered by the Board of Directors. The plan allows grants of nonstatutory options to employees and consultants and has been primarily used for the grants or options to employees of Medusa, Shomiti and Transwave following the acquisitions of these companies. However, options have also been granted under the 2001 stock option plan to employees of Finisar. The plan will continue in effect until the earlier of February 2011, its termination by the Board of Directors or the date on which all of the shares of stock available for issuance under the plan have been issued.

    The exercise price of options granted under the 2001 stock option plan must not be less than 85% of the fair market value of a share of the Series A preferred stock on the date of grant and the term of the options may not exceed ten years. The Board of Directors has the discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. However, the plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan's outstanding options or replaces them with substantially equivalent new options, all options will become immediately exercisable in full. In addition, the plan allows the Board of Directors to provide in any option agreement full acceleration of the exercisability of these options if, within 12 months following a change in control, the optionee is terminated without cause or resigns for "good reason," which includes:

  •
  The assignment of any duties, or limitation of responsibilities, that are substantially inconsistent with the optionee's status prior to the change of control,

  •
  the relocation of an optionee's principal work place more than fifty miles from his work place prior to the change of control or the imposition of substantially more demanding travel requirements, or

  •
  any material reduction in base compensation, bonus or benefits.

    As of April 30, 2001, under the 2001 stock option plan, on an as converted to common stock basis, options to purchase 4,685,258 shares of common stock at a weighted average exercise price of $11.04 were outstanding.

  Sensors Unlimited, Inc. Option Plan

    In connection with our acquisition of Sensors, we assumed all outstanding options issued under the Sensors Unlimited Second Amended and Restated 1997 Stock Option Plan. These assumed options were converted into options to acquire Finisar common stock, on the same terms and conditions applicable under the Sensors option plan. At the closing of our acquisition of Sensors, the assumed options vested to the extent of the greater of (1) 25% of the total number of shares subject to the option or (2) the vested percentage of the Sensors option at the closing of the merger, up to a maximum of 50% of the total number of shares subject to the option. The remainder will vest in three approximately equal installments on each of the first three anniversaries of the date of the closing of the merger, subject to the option holder's continued service with us or a subsidiary.

    As of April 30, 2001, assumed options issued under the Sensors option plan to purchase 379,010 shares of common stock, at a weighted exercise price of $0.31, were outstanding.

  Demeter Technologies, Inc. Option Plan

    In connection with our acquisition of Demeter, we assumed all outstanding options issued under Demeter's 2000 Stock Option Plan. These assumed options were converted into options to acquire Finisar common stock, on the same terms and conditions applicable under the Demeter option plan. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the option holder's continued service with us or a subsidiary.

    As of April 30, 2001, assumed options issued under the Demeter option plan to purchase 491,448 shares, at a weighted exercise price of $1.10, were outstanding.

  Shomiti Systems, Inc. Option Plan

    In connection with our acquisition of Shomiti, we assumed all of the outstanding options issued under the Shomiti Systems, Inc. 1995 Stock Plan. These assumed options were converted into options to acquire Finisar Series A preferred stock, on the same terms and conditions applicable under the Shomiti option plan. Each assumed option to acquire one share of Finisar Series A preferred stock converted into an option to purchase three shares of Finisar common stock following stockholder approval of an increase in our authorized common stock in June 2001. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the option holder's continued service with us or a subsidiary.

    As of April 30, 2001, assumed options, on an as-converted to Finisar common stock basis, issued under the Shomiti option plan to purchase 419,973 shares, at a weighted exercise price of $3.10, were outstanding.

  Medusa Technologies, Inc. Option Plan

    In connection with our acquisition of Medusa, we assumed all of the outstanding options issued under the Medusa Technologies, Inc. 1999 Stock Option Plan. These assumed options were converted into options to acquire Finisar common stock, on the same terms and conditions applicable under the Medusa option plan. The assumed options generally vest in equal monthly installments, subject to the option holder's continued service with us or a subsidiary.

    As of April 30, 2001, assumed options under the Medusa option plan to purchase 8,012 shares, at a weighted exercise price of $0.23, were outstanding.

  Transwave Fiber, Inc. Option Plan

    In connection with our acquisition of Transwave, we assumed all outstanding options issued under the Transwave Fiber, Inc. Amended and Restated 2000 Stock Option Plan. These assumed options were converted into options to acquire Finisar Series A preferred stock, on the same terms and conditions applicable under the Transwave option plan. Each assumed option to acquire one share of Finisar Series A preferred stock converted into an option to purchase three shares of Finisar common stock following stockholder approval of an increase in our authorized common stock in June 2001. The assumed options generally vested as to a portion of the total number of shares subject to the option as of the date of the closing of the merger, with the remainder vesting in approximately equal installments on each of the first four anniversaries of the date of the closing of the merger, subject to the option holder's continued service with us or a subsidiary.

    As of May 3, 2001, following the closing of the acquisition, assumed options on an as-converted to Finisar common stock basis, issued under the Transwave option plan to purchase 547,389 shares, at a weighted exercise price of $0.16, were outstanding.

  1999 Employee Stock Purchase Plan

    Finisar's 1999 employee stock purchase plan was adopted by the Board of Directors and approved by the stockholders in September 1999. A total of 750,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 750,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the Board of Directors. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year. In addition, a six-month offering period will generally commence on June 1 of each year.

    The employee stock purchase plan permits eligible employees to purchase our common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our common stock on either the first or the last day of the offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with Finisar. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than a number of shares in any offering period determined by dividing $25,000 (or $12,500 with respect to a six-month offering period) by the fair market value of a share of Finisar common stock determined at the beginning of the offering period.

401(k) Plan

    Our 401(k) retirement and deferred savings plan covers all eligible employees and is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of the month immediately following twelve months of service with Finisar. The plan provides that each participant may contribute up to 12% of his or her pre-tax gross compensation up to a statutory limit, which is $10,500 in calendar year 2000. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. Finisar may contribute an amount equal to one-half of the first 5% of each participant's contribution. Finisar's contributions vest one-fifth per year over five years.

Indemnification of Directors and Executive Officers and Limitation of Liability

    As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation which provide that our directors shall not be personally liable for monetary damages to Finisar or its stockholders for a breach of fiduciary duty as a director, except liability for:

  •
  a breach of the director's duty of loyalty to Finisar or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

  •
  transactions from which the director derived an improper personal benefit.

    These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws provide that:

  •
  we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in the bylaws are not exclusive.

    We have entered into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

    We maintain directors' and officers' liability insurance.

RELATED PARTY TRANSACTIONS

    Since April 30, 1998, there has not been, nor is there currently, any transaction or series of similar transactions to which Finisar was or is a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than five percent of Finisar's capital stock had or will have a direct or indirect material interest other than the agreements which are described below and in "Management" above.

Financing Transaction

    In November 1998, we sold and issued an aggregate of 12,039,486 shares of our convertible redeemable preferred stock at a price of $2.1932 per share. TA Associates, Inc., of which Mr. Child is a Managing Director, and its affiliated entities purchased 9,422,305 of such shares for an aggregate purchase price of $20,665,000. Upon the closing of our initial public offering in November 1999, each share of convertible redeemable preferred stock was converted into 0.7460371 of a share of common stock and one share of redeemable preferred stock, and all outstanding shares of redeemable preferred stock were redeemed for $0.2193 per share.

Loan to Officer

    In August 1998, we loaned $225,000 to Mr. Lipson. This loan was evidenced by a promissory note bearing interest at the rate of 2% per annum and collateralized by a deed of trust owned by Mr. Lipson. Mr. Lipson repaid this loan in full in December 1998.

Contributions to Capital and Repurchases of Common Stock

    We used a portion of the proceeds of our convertible redeemable preferred stock financing and related bank borrowings in November 1998 to repurchase 7,397,922 shares of our common stock from Mr. Levinson at a per share price of $2.1932 for an aggregate purchase price of $16,225,123, 5,439,373 and 1,400,000 shares of our common stock from Mr. Rawls and a trust for the benefit of members of his family, respectively, at a per share price of $2.1932 for aggregate purchase prices of $11,929,633 and $3,070,480, respectively, and 220,000 shares of our common stock from Mr. Farley at a per share price of $2.1932 for an aggregate purchase price of $482,504. Giving effect to the repurchases of common stock, the net proceeds from our sale of the convertible redeemable preferred stock and the related bank borrowings were $5.6 million.

Option Grants and Exercises

    In March 1999, we granted Mr. Workman an option to purchase an aggregate of 200,000 shares of common stock, with an exercise price of $1.31 per share. Mr. Workman exercised this option in full in April 1999. The exercise price was paid by Mr. Workman by delivery to us of a promissory note in the principal amount of $262,000 bearing interest at the rate of 6% per annum. This promissory note is payable in full by April 2004 and is collateralized by shares of our common stock owned by Mr. Workman.

Employment Agreement

    Effective on the closing of the acquisition of Sensors Unlimited, Inc. on October 17, 2000, Gregory H. Olsen, the President and Chief Executive Officer of Sensors, was elected a director of Finisar and appointed to the position of Executive Vice President of Finisar. In connection with his continued employment with Finisar, Dr. Olsen entered into a three-year employment agreement that provides for an annual base salary of $200,000 and annual bonuses based on performance and the achievement of financial goals. Dr. Olsen was also granted an option to purchase 300,000 shares of Finisar's common stock under Finisar's 1999 Option Plan pursuant to Finisar's standard option agreement and vesting terms. If Dr. Olsen's employment is terminated other than by reason of death or disability or for cause, he will be entitled to receive severance payments equal to twelve months of his base salary and a pro-rated portion of the annual bonus, if any, for the prior fiscal year. The severance payments will be paid in equal, bi-weekly installments over the twelve-month period following the date of termination. In addition, Dr. Olsen entered into a noncompetition agreement under which he agreed, during the three-year period following the closing of the acquisition, not to engage, other than on behalf of Finisar, in any business that competes with the business of Sensors, accept employment with a customer of Sensors with the intent of depriving Sensors of business or request or advise customers or suppliers of Sensors to withdraw or curtail their business with Sensors. The terms of these agreements were negotiated at arm's length in connection with the negotiation of the terms of the acquisition of Sensors.

Indemnification Agreements

    We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require Finisar to indemnify such individuals to the fullest extent permitted by Delaware law.

PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of May 31, 2001 by:

  •
  each stockholder who is known by us to beneficially own more than 5% of common stock;

  •
  each of our executive officers listed on the Summary Compensation Table under "Management;"

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group

	Shares of Common Stock Beneficially Owned(1)
Name of Beneficial Owner(1)
	Number	Percentage
5% Stockholders:
Putnam Investments, LLC(2)	18,991,710	10.2%
FMR Corp.(3)	17,556,390	9.5%
Margaret G. Rawls	9,898,753	5.3%
Executive Officers and Directors:
Frank H. Levinson(4)	42,342,497	22.8%
Jerry S. Rawls(5)	9,104,644	4.9%
Gregory H. Olsen(6)	6,926,038	3.7%
Mark J. Farley(7)	4,328,975	2.3%
Jan Lipson(8)	602,312	*
Stephen K. Workman(9)	530,238	*
Michael C. Child	62,836	*
Roger C. Ferguson(10)	90,000	*
Richard B. Lieb(11)	24,800	*
Larry D. Mitchell(12)	25,500	*
All executive officers and directors as a group (10 persons)(13)	64,037,840	33.1%

*
Less than 1%.

(1)
Unless otherwise indicated, the address of each of the named individuals is: c/o Finisar Corporation, 1308 Moffett Park Drive, Sunnyvale, CA 94089. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following May 31, 2001 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on 185,501,853 shares of common stock and 1,991,287 shares of Series A Preferred Stock (which were converted into 5,973,861 shares of common stock following stockholder approval of an increase in the authorized number of shares of our common stock at our stockholders' meeting on June 19, 2001) outstanding as of May 31, 2001 plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days following May 31, 2001. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.

(2)
Based on information contained in a Schedule 13G dated February 14, 2001, filed with the Securities and Exchange Commission. Includes 16,593,460 shares held by Putnam Investment

  Management, LLC and 2,398,250 shares held by The Putnam Advisory Company, LLC. Putnam Investment Management, LLC and The Putnam Advisory Company, LLC are both wholly-owned subsidiaries of Putnam Investments, LLC. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, LLC has shared voting power over the shares held by the institutional clients. Putnam Investment Management, LLC, which is the investment adviser to the Putnam family of mutual funds, and the Putnam Advisory Company, LLC, which is the investment adviser to Putnam's institutional clients, are both registered investment advisors. Putnam Investments, LLC is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. The address of Marsh & McLennan Companies, Inc. is 1166 Avenue of the Americas, New York, New York 10036 and the address of Putnam Investments, LLC is One Post Office Square, Boston, Massachusetts 02109.

(3)
Based on information contained in a Schedule 13G dated April 10, 2001, filed with the Securities and Exchange Commission. Includes 17,051,590 shares beneficially owned by Fidelity Management & Research Company ("Fidelity") as a result of acting as investment adviser to various investment companies, including Fidelity Growth Company Fund which holds 11,920,600 shares, and 503,000 shares beneficially owned by Fidelity Management Trust Company as a result of serving as investment manager of its institutional account(s). Fidelity and Fidelity Management Trust Company are both wholly-owned subsidiaries of FMR Corp. Fidelity is registered under Section 203 of the Investment Advisers Act of 1940 as an investment advisor to various investment companies. Fidelity Management Trust Company is a bank as defined in Section 3(a)(6) of the Securities Exchange Act serves as investment manager of institutional account(s). The address of FMR Corp., Fidelity, and Fidelity Management Trust Company is 82 Devonshire Street, Boston, Massachusetts 02109.

(4)
Includes 32,797,879 shares held by the Frank H. & Wynnette Levinson 1998 Revocable Trust, 2,654,618 shares held by the Frank H. & Wynnette Levinson 1999 Irrevocable Trust, 2,915,000 held by Seti Trading Co., Inc., an investment company owned by Frank and Wynnette Levinson, 1,325,000 shares held by the Rose Wynnette Levinson 1998 Gift Trust, 1,325,000 shares held by the Alana Marie Levinson 1998 Gift Trust and 1,325,000 shares held by the Frank Henry Levinson 1998 Gift Trust.

(5)
Includes 5,404,775 shares held by The Rawls Family, L.P. Mr. Rawls is the president of the Rawls Management Corporation, the general partner of The Rawls Family, L.P.

(6)
Includes 4,957,500 shares held in escrow in connection with our acquisition of Sensors. One third of such amount will be released on each of the first three anniversaries of October 17, 2000, subject to the achievement of certain development milestones set forth in the acquisition agreement.

(7)
Includes 1,770,620 shares issuable upon exercise of options exercisable within 60 days following May 31, 2001, 1,679,355 shares held by the Farley Family Trust and 900,000 shares held by an irrevocable trust for the benefit of Mr. Farley's child.

(8)
Includes 360,000 shares subject to a right of repurchase in favor of Finisar which lapses over time and 13,000 shares issuable upon exercise of options exercisable within 60 days following May 31, 2001.

(9)
Includes 360,000 shares subject to a right of repurchase in favor of Finisar which lapses over time and 13,000 shares issuable upon exercise of options exercisable within 60 days following May 31, 2001.

(10)
Includes 72,000 shares which are subject to a right of repurchase in favor or Finisar which lapses over time.

(11)
Includes 500 shares held by Mr. Lieb's spouse, 300 shares held by Mr. Lieb's children.

(12)
Includes 18,000 shares issuable upon exercise of an option exercisable within 60 days following May 31, 2001.

(13)
Includes 1,020,000 shares subject to a right of repurchase in favor of Finisar, 1,827,620 shares issuable upon exercise of options exercisable within 60 days following May 31, 2001 and 4,957,500 shares held in escrow in connection with our acquisition of Sensors.

SELLING STOCKHOLDERS

    The following table sets forth the number of shares owned by each of the selling stockholders as of June 30, 2001. None of the selling stockholders has had a material relationship with Finisar within the past three years other than employment agreements entered into in connection with our acquisition of Demeter and as a result of the ownership of the shares or other securities of Finisar acquired in connection with the acquisition of Demeter. None of the selling stockholders is the beneficial owner of 1% or more of our common stock. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Name of Selling Stockholders	Shares Owned Before Offering	Shares to Be Offered(1)		Shares Owned After Offering(2)
AXT, Inc.	1,182,049	1,063,845		118,204
Robert Shih	525,355	472,820		52,535
Theodore Young	525,355	472,820	(3)	52,535
The Phoenix Trust	520,748	468,674		52,074
Regissell Limitee	497,078	447,371		49,707
Global Edge Capital	402,396	362,157		40,239
Alliance Commercial Management Ltd.	378,726	340,854		37,872
Chiao Lan Huang	378,726	340,854		37,872
Ingram Ltd.	274,576	247,119		27,457
Nanotech Ltd.	236,703	213,033		23,670
J. T. Greaves	236,703	213,033		23,670
The Halsey Trust	236,703	213,033		23,670
Shee Family Trust	236,703	213,033		23,670
Rothesay Limited	142,022	127,820		14,202
David Brian Darby	47,340	42,606		4,734
Gary Young	47,340	42,606		4,734
Wilbank and Rebecca Roche Living Trust	23,670	21,303		2,367
Theodore E. Guth	23,670	21,303		2,367
Creatv MicroTech, Inc.	9,468	8,522		946

(1)
This registration statement also shall cover any additional shares of Finisar common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Finisar common stock.

(2)
Represents shares held in an escrow which may be subject to claims for indemnification by Finisar under the agreement and plan of reorganization with Demeter.

(3)
Includes 450,000 shares which have been pledged to Prudential Securities, Inc. Prudential Securities, Inc. is included as a selling stockholder for purposes of this prospectus.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

    The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation for more detailed information.

Common Stock

    As of May 31, 2001, there were 185,501,853 shares of our common stock outstanding held of record by approximately 550 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Finisar, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and non-assessable.

Preferred Stock

    Up to 5,000,000 shares of undesignated preferred stock are authorized for issuance. Our Board of Directors has the authority, without further action by its stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Finisar or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. We filed a Certificate of Designation of Preferences and Rights of the Series A Preferred Stock with the Delaware Secretary of State to designate 4,500,000 shares of our preferred stock as Series A Preferred Stock. Each share of Series A Preferred Stock will automatically be converted into three shares of our common stock, subject to adjustment for stock splits, stock dividends, recapitalizations and similar events, upon the effectiveness of an increase in the authorized number of shares of our common stock to not less than the number of shares sufficient to allow the conversion of each share of the Series A Preferred Stock. Pending conversion of the Series A Preferred Stock, a holder of a share of Series A Preferred Stock will have the same rights as a holder of the number of shares of our common stock into which the share of Series A Preferred Stock is convertible with respect to voting, receipt of dividends and receipt of distributions on a liquidation or winding up of Finisar. As of May 31, 2001, there were 1,991,287 shares of our Series A Preferred Stock outstanding held of record by approximately 150 stockholders. The outstanding shares of Series A Preferred Stock were converted into 5,973,861 shares of common stock following stockholder approval of an increase in our authorized common stock in June 2001.

Registration Rights

    Under the Securities Purchase Agreement dated as of November 6, 1998, the purchasers of our convertible redeemable preferred stock have various registration rights with respect to shares of common stock into which their convertible redeemable preferred stock was converted. These holders have the right to require Finisar, on not more than two occasions, to file a registration statement under the Securities Act to register their shares at our expense. Demand for this registration must be made by holders of at least 20% of the shares that are entitled to this registration. The underwriters of the offering have the right, subject to some limitations, to limit the number of shares included.

    If we propose to register any of our securities under the Securities Act for our own account or for the account of other security holders, the purchasers of our convertible redeemable preferred stock are entitled to notice of that registration and have the right to include some or all of their shares of common stock in that registration, at our expense, subject to marketing and other limitations.

    The purchasers of our convertible redeemable preferred stock have the right to require Finisar, no more frequently than twice during any nine month period, to file a registration statement on Form S-3 under the Securities Act to register their shares at our expense. Demand for this registration must be made by the holders of at least 20% of the shares that are entitled to this registration. The underwriters of the offering have the right, subject to some limitations, to limit the number of shares included.

Antitakeover Provisions

  Delaware Law

    Finisar is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

  •
  prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

  Certificate of Incorporation and Bylaw Provisions

    Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Finisar. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Finisar.

    Our certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the common stock.

    As of May 31, 2001, there were 185,501,853 shares of our common stock outstanding, including the shares to be sold in this offering, and 1,991,287 shares of our Series A preferred stock outstanding. Of these shares, the 27,915,000 shares sold in our initial public offering, the 23,100,000 shares sold in our secondary public offering and the 5,332,806 shares being offered hereby will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Finisar, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

    In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144.

    As of the date of this prospectus, various shareholders hold shares subject to a right of repurchase in favor of Finisar. Subject to the applicable volume limitations discussed above, these shares will become available for sale in the public market as the repurchase options in favor of Finisar lapse.

    As of May 31, 2001, options to purchase an aggregate of 17,498,687 shares of common stock were outstanding under our stock option plans, which gives effect to the conversion of our Series A preferred stock into common stock in June 2001. Further, in connection with our acquisitions of Sensors Unlimited, Demeter Technologies, Medusa Technologies, Shomiti Systems and Transwave Fiber. We assumed options to purchase an aggregate of 1,841,472 shares of our common stock, which gives effect to the conversion of our Series A preferred stock into common stock. We have filed registration statements on Form S-8 under the Securities Act to register an aggregate of 38,530,275 shares of common stock issued or reserved for issuance under our stock option plans, our employee stock purchase plan, and those options assumed in connection with our acquisition of Sensors Unlimited and Demeter Technologies. Shares of common stock issued under the foregoing plans will be freely tradable in the public market, subject to the Rule 144 limitations applicable to Finisar affiliates and vesting restrictions imposed by Finisar.

PLAN OF DISTRIBUTION

    We have been advised by the selling stockholders named herein that they may sell all or a portion of their shares of common stock listed under Selling Stockholders above. As used herein, selling stockholders includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders plan to sell on the Nasdaq National Market, or otherwise. The selling stockholders may sell their shares at (1) market prices and on terms prevailing at the time of sale, (2) prices related to the then prevailing market price, or (3) negotiated prices. The selling stockholders may sell pursuant to one or more of the following methods:

  •
  Block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  Purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  •
  Over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  •
  Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  Privately negotiated transactions.

    There is no assurance that selling stockholders will offer or sell any or all of their shares of common stock registered under this prospectus. An escrow agent holds in escrow 601,993 shares of our common stock owned by the selling stockholders. This escrow lasts until November 21, 2001, which is the one year anniversary of the closing of the acquisition of Demeter. The escrow fund will secure indemnification obligations in connection with the acquisition. Accordingly, the shares held in escrow are not available for sale at this time.

    In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. We will pay all expenses incident to the offering and sale to the public of shares by the selling stockholders. We will not pay (1) underwriting commissions or similar charges and (2) legal fees and disbursements of counsel for the selling stockholders.

    We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

  •
  Such time as each of the selling stockholders may sell all of the shares held by him, her or it without registration pursuant to Rule 144 under the Securities Act within a three-month period;

  •
  Such time as all of the shares have been sold by the selling stockholders; or

  •
  November 21, 2001 (one year after the date that we closed the acquisition of Demeter Technologies).

    We intend to de-register any of the shares not sold by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

    Subject to Finisar's insider trading policies, if applicable, the selling stockholders may (1) enter into hedging transactions in connection with their ownership or sale of the shares, (2) engage in short sales, short sales against the box, options, swaps, derivatives and other transactions in our securities, and may sell and deliver the shares covered by this prospectus in connection with such transactions or in settlement of securities loans, and (3) pledge its shares pursuant to margin agreements with broker-dealers or other financial institutions.

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of June 14, 2001, attorneys of Gray Cary Ware & Freidenrich LLP beneficially own an aggregate of 3,018 shares of our common stock.

EXPERTS

    Ernst & Young LLP, Independent Auditors, have audited the consolidated financial statements and schedule of Finisar Corporation at April 30, 2000 and 2001 and for the fiscal years ended April 30, 1999, 2000 and 2001, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

    The financial statements of Sensors Unlimited, Inc. included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

    Ernst & Young LLP, Independent Auditors, have audited the financial statements of Demeter Technologies, Inc. at October 31, 2000 and for the period from inception (June 22, 2000) to October 31, 2000, as set forth in their report. We have included Demeter Technologies, Inc. financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

CONSOLIDATED FINANCIAL STATEMENTS

FINISAR CORPORATION

As of April 30, 2000 and 2001 and for each of the three years in the period ended
April 30, 2001

INDEX TO FINANCIAL STATEMENTS

Finisar Corporation Audited Consolidated Financial Statements as of April 30, 2000 and 2001 and for each of the three years in the period ended April 30, 2001
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statement of Convertible Redeemable Preferred Stock, Redeemable Preferred Stock and Changes in Stockholders' Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-9
Sensors Unlimited, Inc. Audited Financial Statements as of December 31, 1999 and 1998 and for the years then ended
Report of Arthur Andersen LLP	F-43
Financial Statements:
Balance Sheets	F-44
Statements of Income	F-45
Statements of Change in Stockholders' Equity (Deficit)	F-46
Statements of Cash Flows	F-47
Notes to Financial Statements	F-48
Sensors Unlimited, Inc. Unaudited Interim Financial Statements as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999
Balance Sheet	F-56
Statements of Operations	F-57
Statement of Cash Flows	F-59
Note to Financial Statements	F-59
Demeter Technologies, Inc. Audited Financial Statements as of October 31, 2000 and for the period from inception (June 22, 2000) to October 31, 2000
Report of Ernst & Young LLP, Independent Auditors	F-61
Financial Statements:
Balance Sheet	F-62
Statement of Operations	F-63
Statement of Stockholders' Equity	F-64
Statement of Cash Flows	F-65
Notes to Financial Statements	F-66
Finisar Corporation, Sensors Unlimited, Inc., Demeter Technologies, Inc., Medusa Technologies, Inc. and Shomiti Systems, Inc. Unaudited Pro Forma Information for the year ended April 30, 2001
Introduction to Pro Forma Financial Information	F-75
Pro Forma Condensed Statement of Operations for the year ended April 30, 2001	F-76
Notes to Pro Forma Condensed Financial Statements	F-77

F–1

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Finisar Corporation

    We have audited the accompanying consolidated balance sheets of Finisar Corporation as of April 30, 2001 and 2000, and the related consolidated statements of operations, convertible redeemable preferred stock, redeemable preferred stock and changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended April 30, 2001. These financial statements are the responsibility of Finisar Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Finisar Corporation at April 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California
May 29, 2001

F–2

FINISAR CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	April 30,
	2001	2000
Assets
Current assets:
Cash and cash equivalents	$42,146	$171,194
Short-term investments	103,965	149,541
Accounts receivable (net of allowance for doubtful accounts of $1,229 and $455 at April 30, 2001 and April 30, 2000)	36,876	14,348
Accounts receivable, other	16,540	151
Inventories	62,618	16,494
Income tax receivable	4,795	26
Prepaid expenses	6,221	278
Deferred income taxes	18,629	2,653

Total current assets	291,790	354,685
Property, equipment and improvements, net	79,268	9,426
Purchased intangibles including goodwill	629,579	—
Other assets	29,358	809

Total assets	$1,029,995	$364,920

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$14,484	$5,908
Accrued compensation	7,704	3,001
Non-cancelable purchase commitments	9,533	—
Other accrued liabilities	10,411	3,065
Capital lease obligations	658	—

Total current liabilities	42,790	11,974
Long-term liabilities:
Other long-term liabilities	1,991	132
Deferred income taxes	43,363	392

Total long-term liabilities	45,354	524
Commitments and contingent liabilities
Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, issuable in series: Series A, 4,500,000 shares designated, 1,120,984 shares issued and outstanding at April 30, 2001, and no shares designated, issued or outstanding at April 30, 2000	1	—
Common stock, $0.001 par value, 200,000,000 shares authorized: 179,163,306 shares issued and outstanding at April 30, 2001, and 159,842,784 shares issued and outstanding at April 30, 2000	179	160
Additional paid-in capital	1,064,294	384,526
Notes receivable from stockholders	(2,045)	(3,248)
Deferred stock compensation	(17,079)	(9,404)
Accumulated other comprehensive income (loss)	1,380	(182)
Accumulated deficit	(104,879)	(19,430)

Total stockholders' equity	941,851	352,422

Total liabilities and stockholders' equity	$1,029,995	$364,920

See accompanying notes.

F–3

FINISAR CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Years Ended April 30,
	2001	2000	1999
Revenues	$188,800	$67,147	$35,471
Cost of revenues	131,551	34,190	15,514
Amortization of acquired developed technology	10,900	—	—

Gross profit	46,349	32,957	19,957

Operating expenses:
Research and development	33,696	13,806	7,864
Sales and marketing	16,673	7,122	4,145
General and administrative	10,160	3,516	2,299
Amortization of deferred stock compensation	13,542	5,530	428
Acquired in-process research and development	35,218	—	—
Amortization of goodwill and other purchased intangibles	53,122	—	—
Other acquisition costs	1,130	—	—

Total operating expenses	163,541	29,974	14,736

Income (loss) from operations	(117,192)	2,983	5,221
Interest income	14,233	3,704	154
Interest expense	(16)	(452)	(429)
Other income (expense), net	18,546	(99)	(28)

Income (loss) before income taxes	(84,429)	6,136	4,918
Provision for income taxes	1,020	3,255	1,873

Net income (loss)	$(85,449)	$2,881	$3,045

Net income (loss) per share:
Basic	$(0.53)	$0.03	$0.03

Diluted	$(0.53)	$0.02	$0.02

Shares used in computing net income (loss) per share:
Basic	160,014	113,930	110,580

Diluted	160,014	144,102	134,814

See accompanying notes.

F–4

FINISAR CORPORATION
CONSOLIDATED STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK,
REDEEMABLE PREFERRED STOCK AND
CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share and per share data)

					Stockholders' Equity (Deficit)
	Convertible Redeemable Preferred Stock		Redeemable Preferred Stock		Series A Preferred Stock
							Common Stock
									Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at April 30, 1998	—	$—	—	$—	—	$—	125,400,000	$95	$—	$—	$—	$—	$6,352	$6,447
Stock options exercised	—	—	—	—	—	—	15,118,980	1,806	—	(1,521)	—	—	—	285
Issuance of preferred stock at $2.1932 per share, net of issuance costs of $145	12,039,486	26,260	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of common stock at $0.7311 per share	—	—	—	—	—	—	(43,371,885)	—	—	—	—	—	(31,708)	(31,708)
Deferred stock compensation	—	—	—	—	—	—	—	2,403	—	—	(2,403)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	—	428	—	—	428
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	3,045	3,045

Balance at April 30, 1999	12,039,486	26,260	—	—	—	—	97,147,095	4,304	—	(1,521)	(1,975)	—	(22,311)	(21,503)
Reincorporation in State of Delaware	—	—	—	—	—	—	—	(4,207)	4,207	—	—	—	—	—
Conversion of preferred stock	(12,039,486)	(26,260)	12,039,486	2,640	—	—	26,945,691	27	23,593	—	—	—	—	23,620
Issuance of common stock, net of issuance costs of $2,720	—	—	—	—	—	—	31,815,699	32	341,534	—	—	—	—	341,566
Redemption of preferred stock	—	—	(12,039,486)	(2,640)	—	—	—	—	—	—	—	—	—	—
Stock options exercised net of loans and repurchase of unvested shares	—	—	—	—	—	—	3,934,299	4	2,233	(1,897)	—	—	—	340
Deferred stock compensation	—	—	—	—	—	—	—	—	12,959	—	(12,959)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	—	5,530	—	—	5,530
Payments received on stockholder notes receivable	—	—	—	—	—	—	—	—	—	170	—	—	—	170
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	(182)	—	(182)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	2,881	2,881

Comprehensive income														2,699

F–5

FINISAR CORPORATION
CONSOLIDATED STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK,
REDEEMABLE PREFERRED STOCK AND
CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
(in thousands, except share and per share data)

					Stockholders' Equity (Deficit)
	Convertible Redeemable Preferred Stock		Redeemable Preferred Stock		Series A Preferred Stock
							Common Stock
									Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at April 30, 2000	—	—	—	—	—	—	159,842,784	160	384,526	(3,248)	(9,404)	(182)	(19,430)	352,422
Issuance of common stock and assumption of options upon acquisition of subsidiaries	—	—	—	—	—	—	18,661,765	19	542,056	—	—	—	—	542,075
Issuance of Series A preferred stock and assumption of options upon acquisition of subsidiary	—	—	—	—	1,120,984	1	—	—	112,020	—	—	—	—	112,021
Exercise of stock options, net of loans and repurchase of unvested shares	—	—	—	—	—	—	179,461	—	1,702	—	—	—	—	1,702
Issuance of common stock through employee stock purchase plan	—	—	—	—	—	—	479,296	—	2,773	—	—	—	—	2,773
Deferred stock compensation from acquisitions	—	—	—	—	—	—	—	—	21,217	—	(21,217)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	—	13,542	—	—	13,542
Payments received on stockholder notes receivable	—	—	—	—	—	—	—	—	—	1,203	—	—	—	1,203
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	1,562	—	1,562
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(85,449)	(85,449)
Comprehensive loss														(83,887)

Balance at April 30, 2001	—	$—	—	$—	1,120,984	$1	179,163,306	$179	$1,064,294	$(2,045)	$(17,079)	$1,380	$(104,879)	$941,851

See accompanying notes.

F–6

FINISAR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended April 30,
	2001	2000	1999
Operating activities
Net income (loss)	$(85,449)	$2,881	$3,045
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,236	1,161	433
Amortization of deferred stock compensation	13,542	5,530	428
Acquired in-process research and development	35,218	—	—
Amortization of other intangibles	53,122	—	—
Amortization of acquired developed technology	10,900	—	—
Gain on sale of product line	(19,099)	—	—
Loss on fixed assets disposal	—	—	237
Loss on impairment of minority investments	1,282	—	—
Tax benefit on employee stock options	21,191	—	—
Changes in operating assets and liabilities:
Accounts receivable	(17,800)	(7,695)	(3,868)
Inventories	(44,374)	(11,258)	(2,505)
Other assets	(21,003)	(745)	(490)
Income tax receivable	(5,029)	(769)	—
Deferred income taxes	(20,409)	(1,606)	(660)
Accounts payable	3,982	4,514	1,129
Accrued compensation	4,423	1,502	1,383
Income tax payable	—	—	824
Other accrued liabilities	(5,074)	2,113	1,103
Other liabilities	110	—	—

Net cash provided by (used in) operating activities	(69,231)	(4,372)	1,059

Investing activities
Purchases of land, building and equipment	(68,957)	(7,605)	(2,100)
Purchase of short-term investments	(467,428)	(150,109)	—
Sale/maturity of short-term investments	534,368	—	—
Acquisition of subsidiaries, net of cash assumed	(37,623)	—	—
Proceeds from sale of product line	5,000	—	—
Purchase of minority investments	(29,622)	—	—

Net cash used in investing activities	(64,262)	(157,714)	(2,100)

F–7

FINISAR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) (Continued)

	Fiscal Years Ended April 30,
	2001	2000	1999
Financing activities
Payments on capital lease obligations	(204)	(71)	(39)
Proceeds from borrowings under bank note	—	—	11,015
Repayments of borrowings under bank note	(1,029)	(11,015)	(450)
Payment received on stockholder note receivable	1,203	—	—
Proceeds from exercise of stock options and stock purchase plan, net of loans and repurchase of unvested shares	4,475	396	285
Proceeds from issuance of common stock in initial and additional public offerings, net of issue costs	—	341,566	—
Proceeds from issuance of preferred stock	—	—	26,260
Redemption of preferred stock	—	(2,640)	—
Repurchase of common stock	—	—	(31,708)

Net cash provided by financing activities	4,445	328,236	5,363

Net increase (decrease) in cash and cash equivalents	(129,048)	166,150	4,322
Cash and cash equivalents at beginning of year	171,194	5,044	722

Cash and cash equivalents at end of year	$42,146	$171,194	$5,044

Supplemental disclosure of cash flow information
Cash paid for interest	$101	$481	$364

Cash paid for taxes	$6,783	$5,028	$1,710

Supplemental schedule of non-cash investing activities
Issuance of common stock in exchange for notes receivable	$—	$1,950	$1,521

Conversion of preferred stock to common stock	$—	$23,620	$—

Deferred stock compensation related to options granted	$—	$12,959	$2,403

Deferred stock compensation from acquisitions	$21,217	$—	$—

Borrowing under capital lease obligations	$519	$—	$—

Issuance of common stock and assumption of options in acquisitions	$542,075	$—	$—

Issuance of Series A preferred stock and assumption of options in acquisition	$112,021	$—	$—

Stock received as consideration for sale of product line	$16,430	$—	$—

See accompanying notes.

F–8

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

    Finisar Corporation was incorporated in the state of California on April 17, 1987. In November 1999, Finisar Corporation reincorporated in the state of Delaware. Finisar Corporation designs, manufactures, and markets fiber optic components and subsystems and network test and monitoring systems for high-speed data communications.

Basis of Presentation

    These consolidated financial statements include the accounts of Finisar Corporation and its wholly-owned subsidiaries (collectively "Finisar" or the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Periods

    In fiscal 2000, the Company began to maintain its financial records on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (thirteen-week periods). For ease of reference, all references to period end dates have been presented as though the period ended on the last day of the calendar month. The first three quarters of fiscal 2000 ended on August 1, 1999, October 31, 1999 and January 30, 2000, respectively. The first three quarters of fiscal 2001 ended on July 30, 2000, October 29, 2000, and January 28, 2001.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

    The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Allowances for estimated returns and warranty expenses are also estimated and provided for at the time revenue is recognized.

Segment Reporting

    Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has determined that, beginning in fiscal 2001, it operates in two segments consisting of optical components and subsystems and network test and monitoring systems.

F–9

Concentrations of Credit Risk

    Financial instruments which potentially subject Finisar to concentrations of credit risk include cash, cash equivalents, short-term investments and accounts receivable. Finisar places its cash, cash equivalents and short-term investments with high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. One customer represented 16.5% of the total accounts receivable balance at April 30, 2001. Two customers represented 12.8% and 12.5% of the total accounts receivable at April 30, 2000. Generally, Finisar does not require collateral or other security to support customer receivables. Finisar performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

Current Vulnerabilities Due to Certain Concentrations

    Finisar sells products primarily to customers located in North America. During fiscal 2001, 2000 and 1999, revenues from three, two and two customers, respectively, represented 48.4%, 49.0% and 49.8% of total revenues, respectively. No other customer accounted for more than 10% of revenues.

Research and Development

    Research and development expenditures are charged to operations as incurred.

Advertising Costs

    Advertising costs are expensed as incurred. Advertising is used infrequently in marketing the company's products. Advertising costs were $346,000 in fiscal 2001, $70,000 in fiscal 2000 and $84,000 in fiscal 1999.

Cash and Cash Equivalents

    Finisar's cash equivalents consist of money market funds and highly liquid short-term investments with qualified financial institutions. Finisar considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

Investments

  Short-Term

    Short-term investments consist of interest bearing securities with maturities greater than 90 days and an equity security. The Company has adopted the provisions of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, the Company has classified its short-term investments as available-for-sale. Available-for-sale securities are stated at market value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of the security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. At April 30, 2001, the Company's marketable investment securities consisted of highly

F–10

liquid investments in both taxable and tax free municipal obligations with various maturity dates through February 1, 2004 and an equity security. The difference between market value and amortized cost of these securities at April 30, 2001 was a gain of approximately $2,276,000 or approximately $1,380,000 on an after-tax basis.

  Other

    The Company uses the cost method of accounting for investments in which it holds an interest of less than 20% and over which it does not have the ability to exercise significant influence.

Inventories

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Property, Equipment and Improvements

    Property, equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Property, equipment and improvements are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five to forty years. Land is carried at acquisition cost and not depreciated. The cost of equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and is amortized over the shorter of the term of the related lease or the estimated useful life of the asset.

Goodwill and other intangible assets

    Goodwill and other intangible assets result from acquisitions accounted for under the purchase method. Amortization of goodwill and other intangibles is provided on the straight-line basis over the respective estimated useful lives of the assets. As April 30, 2001, goodwill and other intangible assets were being amortized over periods ranging from three to five years. As of April 30, 2001, the accumulated amortization of acquired goodwill and other intangible assets totaled $64.0 million.

Accounting for the Impairment of Long-Lived Assets

    In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), the Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property, improvements and assigned intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. No such assessment has been performed subsequent to April 30, 2001.

Stock-Based Compensation

    Finisar accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company accounts for stock issued to non-employees in accordance with provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18,

F–11

"Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or in Conjunctions with Selling Goods, or Services."

Net Income (Loss) Per Share

    Basic and diluted net income per share are presented in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares and convertible preferred shares issued or granted for nominal consideration prior to the effective date of Finisar's initial public offering are required to be included in the calculation of basic and diluted net income per share as if they had been outstanding for all periods presented. To date, Finisar has not had any issuances or grants for nominal consideration.

    Effective April 12, 2000, the Company's shareholders approved a three-for-one stock split in the form of a stock dividend. Accordingly, all share and per-share data for all prior periods presented have been restated to reflect this event.

    Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from options (under the treasury stock method) and convertible redeemable preferred stock (on an if-converted basis) outstanding during the period.

F–12

    The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Fiscal Years Ended April 30,
	2001	2000	1999
Numerator:
Net income (loss)	$(85,449)	$2,881	$3,045
Denominator for basic net income per share:
Weighted-average shares outstanding—total	174,172	124,674	110,580
Weighted-average shares outstanding—subject to repurchase	(8,651)	(10,748)	—
Weighted-average shares outstanding—performance stock	(5,507)	—	—

Weighted-average shares outstanding—basic	160,014	113,930	110,580
Effects of dilutive securities:
Employee stock options	—	4,994	2,187
Stock subject to repurchase	—	10,748	9,129
Convertible redeemable preferred stock	—	14,430	12,918
Dilutive potential common shares	—	30,172	24,234

Denominator for diluted net income (loss) per share	160,014	144,102	134,814

Basic net income (loss) per share	$(0.53)	$0.03	$0.03

Diluted net income (loss) per share	$(0.53)	$0.02	$0.02

Common stock equivalents related to potentially dilutive securities excluded from computation above because they are anti-dilutive:
Employee stock options	5,578	—	—
Stock subject to repurchase	8,651	—	—
Performance stock	788	—	—
Series A preferred stock issued in acquisition	350	—	—

	15,367	—	—

Comprehensive Income

    Effective May 1, 1998, Finisar adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes rules for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in comprehensive income. The amount of the change in net unrealized loss on available-for-sale securities in fiscal 2000 was approximately $303,000 or $182,000 on an after-tax basis. The amount of the change in net unrealized gain on available-for-sale securities in fiscal 2001 was approximately $2,637,000 or approximately $1,562,000 on an after-tax basis. Prior to fiscal 2000, net income equaled comprehensive income.

F–13

Effect of New Accounting Statements

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Finisar is required to adopt SFAS 133 for the year ending April 30, 2002. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because Finisar currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on Finisar's financial condition or results of operations.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 effective May 1, 2000. Adoption of SAB 101 had no material effect on Finisar's consolidated financial position or results of operations.

    In February 2001, the FASB issued a limited revision of its September 1999 Exposure Draft, "Business Combinations and Intangible Assets—Accounting for Goodwill", that proposes to significantly change the accounting for goodwill acquired in a purchase business combination. Under the revised proposal, goodwill would not be amortized but would be reviewed for impairment annually when an event occurs indicating the potential for impairment. Goodwill impairment charges would be presented as a separate line item within the operating section of the income statement. The nonamortization approach would apply to previously recorded goodwill as well as goodwill arising from acquisitions completed after June 30, 2001. Amortization of the remaining book value of goodwill would cease and the impairment only approach would apply. The FASB expects to release the final statement in the latter half of July 2001. The statement will be effective for fiscal years beginning after December 15, 2001. The Company will adopt this statement in fiscal year 2003.

F–14

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Short-Term Investments

    The following table summarizes the Company's short-term investments in terms of type of investment, original cost, gross unrealized gain or (loss) and fair market value as of April 30, 2001 and 2000 (in thousands).

Investment Type	Amortized Cost	Gross Unrealized Gain (Loss)	Market Value
As of April 30, 2001
Certificates of deposit	$264	$—	$264
Debt:
Corporate	18,643	445	19,088
Government Agency	2,038	33	2,071
Municipal	64,314	672	64,986

	84,995	1,150	86,145
Equity:
Corporate	16,430	1,126	17,556

Total	$101,689	$2,276	$103,965

As of April 30, 2000
Debt:
Corporate	$65,685	$(195)	$65,490
Government Agency	2,037	(13)	2,024
Municipal	82,122	(95)	82,027

	$149,844	$(303)	$149,541

    Included in the above table as of April 30, 2001 is $56,340,000 of investments with maturities in the years ended April 30, 2003 and 2004 and as of April 30, 2000, is $67,812,000 of investments with maturities in the years ended April 30, 2002 and 2003. The realized gain for the year ended April 30, 2001 totaled $531,000.

3. Inventories

    Inventories consist of the following (in thousands):

	April 30,
	2001	2000
Raw materials	$41,592	$8,960
Work-in-process	15,840	6,524
Finished goods	5,186	1,010

	$62,618	$16,494

    During 2001, the Company recognized an inventory charge of $19.8 million, including an accrual of $9.5 million for non-cancelable purchase commitments. The Company generally performs its assessment of excess and obsolete inventory at the end of each reporting period and there has been no such assessment since April 30, 2001.

F–15

4. Property, Equipment and Improvements

    Property, equipment and improvements consist of the following (in thousands):

	April 30,
	2001	2000
Land	$18,780	$—
Building	13,986	—
Computer equipment	9,558	2,603
Office equipment, furniture and fixtures	2,645	833
Machinery and equipment	36,469	6,144
Leasehold improvements	4,042	1,470

Total	85,480	11,050
Accumulated depreciation and amortization	(6,212)	(1,624)

Property, equipment and improvements (net)	$79,268	$9,426

5. Commitments

    Future minimum payments under capital and non-cancelable operating lease agreements are as follows as of April 30, 2001 (in thousands):

	Capital Leases	Operating Leases
Fiscal years ending April 30:
2002	$670	$4,752
2003	—	2,967
2004	—	2,795
2005	—	2,423
2006	—	2,308
Thereafter	—	986

Total minimum payments required	670	$16,231

Less amount representing interest	(12)

Present value of minimum lease payments	658
Less current portion	(658)

Long-term lease obligation	$—

    Rent expense was approximately $3.4 million in fiscal 2001, $1.5 million in fiscal 2000 and $0.4 million in fiscal 1999. The Company subleases a portion of its facilities that it considers to be in excess of current requirements. Sublease income was $2.7 million in fiscal 2001, $0.5 million in fiscal 2000 and none in fiscal 1999. Total lease income to be recognized for the remaining term of the lease through May 2002, totals $1.7 million.

6. Loan Agreement

    On November 4, 1998, Finisar borrowed the principal amount of $11,015,000 under a secured term loan agreement and entered into a secured revolving loan facility for additional borrowings of up to

F–16

$6,500,000. The term loan was repaid in November 1999 with proceeds from the common stock offering (see Note 7). The revolving loan facility expires in October 2003. No amounts were outstanding under the revolving loan facility at April 30, 2001 or April 30, 2000. All business assets have been pledged as collateral for borrowings under the revolving loan facility.

7. Stockholders' Equity

Common Stock and Preferred Stock

    Following the Company's re-incorporation in November 1999, Finisar is authorized to issue 200,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The holder of each share of common stock has the right to one vote.

    Common stock subject to future issuance as of April 30, 2001 is as follows:

Exercise of outstanding options	13,895,142
Common stock available for grant under stock option plans	780,795
Common stock reserved for issuance under the employee stock purchase plan	270,704

14,946,641

    In connection with the acquisition of Sensors Unlimited, Inc., the unearned Deferred Consideration of 6,320,765 shares of common stock which are held in escrow and the Additional Consideration that may be earned in future periods are not included in the accompanying balance sheet and are excluded from the table above.

    Effective November 11, 1999, the Company sold 27,915,000 shares in an initial public offering of its common stock at a price of $6.33, including 3,465,000 shares that were sold upon exercise of the underwriters' overallotment option. Of the shares sold, 25,815,699 shares, with an aggregate offering price of $163,499,427, were sold by Finisar, and 2,099,301 shares, with an aggregate offering price of $13,295,573, were sold by selling stockholders. An aggregate underwriting discount of $12,375,650 was paid in connection with the offering, $11,444,960 of which was paid by Finisar and $930,690 of which was paid by the selling stockholders. Other expenses of the offering incurred by Finisar were approximately $1,500,000. Net proceeds of the offering to the Company after deducting underwriting discounts and commissions, and other expenses aggregated approximately $150.6 million. Of the net proceeds raised in the initial public offering, $11.0 million was used to repay bank loans and another $2.6 million was used to redeem the Company's no par value, redeemable preferred stock.

    Effective April 6, 2000, the Company sold 23,175,000 shares in an additional public offering of its common stock at a price of $33.33 per share, including 75,000 shares that were sold upon exercise of the underwriters' overallotment option. Of the shares sold, 6,000,000 shares, with an aggregate offering price of $200,000,000, were sold by Finisar, and 17,175,000 shares, with an aggregate offering price of $572,500,000, were sold by selling stockholders. An aggregate underwriting discount of $30,127,500 was paid in connection with the offering, $7,800,000 of which was paid by Finisar and $22,327,500 of which was paid by the selling stockholders. Other expenses of the offering incurred by Finisar were

F–17

approximately $1,100,000. Net proceeds of the offering to the Company after deducting underwriting discounts and commissions, and other expenses aggregated approximately $191.1 million.

Convertible Redeemable Preferred Stock and Redeemable Preferred Stock

    On November 6, 1998 and November 25, 1998, Finisar issued an aggregate of 12,039,486 shares of convertible redeemable preferred stock to investors at $2.1932 per share, resulting in gross cash proceeds of $26,405,000. In conjunction with the Company's initial public offering on November 11, 1999, the convertible redeemable preferred shares were converted into 26,945,691 shares of common stock and 12,039,486 shares of redeemable preferred stock; the Company then paid $2.6 million to redeem the redeemable preferred stock.

Preferred Stock

    The Company has authority for the issuance of up to 5,000,000 shares of preferred stock, $0.001 par value. The preferred stock may be issued in one or more series having such rights, preferences and privileges as may be designated by the Company's Board of Directors. Pursuant to such Board action, the Company designated 4,500,000 shares of its preferred stock as Series A Preferred Stock. Each share of Series A Preferred Stock will automatically be converted into three shares of the Company's common stock, subject to adjustment for stock splits, stock dividends, recapitalizations and similar events, upon the effectiveness of an increase in the authorized number of shares of the Company's common stock to not less than the number of shares sufficient to allow the conversion of each share of the Series A Preferred Stock (the "Charter Amendment"). Pending conversion of the Series A Preferred Stock, a holder of a share of Series A Preferred Stock will have the same rights as a holder of the number of shares of the Company's common stock into which the share of Series A Preferred Stock is convertible with respect to the rights to vote, to receive dividends and to receive distributions on a liquidation or winding up of Finisar. Shares of Series A Preferred Stock were issued in connection with the acquisitions of Shomiti Systems, Inc. ("Shomiti") (see Note 11). As of the balance sheet date, 1,120,984 shares of the Company's Series A Preferred Stock were issued and outstanding. On June 19, 2001, the Charter Amendment was approved and the outstanding shares of the Series A Preferred Stock were automatically converted into common stock on a 3 for 1 basis upon the filing of an amendment to the Company's Certificate of Incorporation with the Delaware Secretary of State (see Note 13).

1999 Employee Stock Purchase Plan

    Finisar's 1999 Employee Stock Purchase Plan was adopted by the board of directors and approved by the stockholders in September 1999. A total of 750,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 750,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year. However, the first such offering period commenced on the effective date of the initial public offering and terminated on November 30, 2000. In addition, a six-month offering period will generally commence on June 1 of each year.

F–18

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Stockholders' Equity (Continued)

    The employee stock purchase plan permits eligible employees to purchase Finisar common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of Finisar common stock on either the first or the last day of the offering period, whichever is lower.

Stock Option Plans

    As discussed in Note 1 and as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), Finisar has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees.

    During fiscal 1989 and 1999, Finisar adopted the 1989 and 1999 Stock Option Plans (the "Plans"). Under the Plans, options to purchase common stock may be granted at an exercise price of not less than 85% of the fair value of a share of common stock on the date of grant (110% of the fair value in certain instances) as determined by the board of directors. Options generally vest over five years and have a maximum term of 10 years. All options granted under the Plans are immediately exercisable. As of April 30, 2001, 7,168,995 shares issued upon exercise of options are subject to repurchase.

    Finisar's 1999 Stock Option Plan was amended by the board of directors and approved by the stockholders in September 1999. The amendment increased the aggregate maximum number of shares that may be issued under the Plan on May 1, 2001 and each May 1 thereafter by a number of shares equal to 5% of the number of shares of Finisar's common stock issued and outstanding as of the immediately preceding April 30, subject to certain restrictions on the aggregate maximum number of shares that may be issued pursuant to incentive stock options.

    In connection with the acquisitions of Sensors and Demeter, the Company agreed to limit the number of options that could be granted under the Company's 1999 stock option plan. The Company also agreed to suspend the automatic annual increase in shares reserved for issuance under the 1999 stock option plan until the number of shares of its common stock authorized for issuance has been increased.

    The Company also authorized the issuance of 880,877 options in connection with the assumption of all options outstanding upon the acquisitions of Sensors, Demeter and Medusa. The new options that were issued carry forward the same vesting schedules as the underlying options assumed which generally vest over four years.

F–19

    A summary of activity under the Plans for common stock is as follows:

	Options Outstanding
Options for Common Stock	Options Available for Grant	Number of Shares	Price Per Share	Weighted-Average Exercise Price
Balance at April 30, 1998	66,221,400	10,878,600	$0.004-$0.043	$0.038
Decrease in authorized shares	(37,916,400)	—	—	—
Options granted	(8,700,000)	8,700,000	$0.05-$.437	$0.234
Options exercised	—	(15,118,980)	$0.004-$.437	$0.120

Balance at April 30, 1999	19,605,000	4,459,620	$0.017-$.437	$0.190
Options granted	(5,497,710)	5,497,710	$0.47-$21.708	$2.287
Options exercised	—	(4,041,099)	$0.017-$3.40	$0.591
Options canceled	237,525	(237,525)	$0.017-$6.33	$0.775
Shares repurchased	25,800	—	$0.043-$0.050	$0.050
Options expired	(241,800)	—	—	—

Balance at April 30, 2000	14,128,815	5,678,706	$0.017-$21.708	$1.916
Options granted	(8,299,815)	(8,299,815)	$7.06-$32.50	$21.247
Increase in authorized shares related to acquisitions	880,877	—	—	—
Options assumed in acquisitions	(880,877)	880,877	$0.23-$0.960	$0.749
Options exercised	—	(752,461)	$0.017-$6.333	$1.941
Options repurchased	573,000	—	$0.043-$0.437	$0.210
Options canceled	211,795	(211,795)	$6.333-$30.875	$24.505
Options expired	(333,000)	—	—	—
Decrease in authorized shares	(5,500,000)	—	—	—

Balance at April 30, 2001	780,795	13,895,142	$0.017-$32.500	$13.043

    The following table summarizes information about options outstanding for common stock at April 30, 2001:

Exercise Price for Common Stock	Number Outstanding at April 30, 2001	Number Exercisable at April 30, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
			(In years)
$0.02-$1.00	4,116,204	3,295,791	7.83	$0.34
$2.18	55,687	—	9.56	$2.18
$3.40-$3.67	878,041	63,241	8.46	$0.92
$6.33	705,920	30,092	8.53	$6.33
$7.06	350,000	—	9.93	$7.06
$10.23	1,444,000	1,200	9.96	$10.23
$20.50	92,000	—	9.09	$20.50
$21.56-$21.71	2,526,790	6,750	9.12	$21.57
$22.13-$22.50	1,712,500	400	9.44	$22.15
$25.69	400,000	—	9.56	$25.69
$30.88	1,264,000	—	9.47	$30.88
$32.50	350,000	—	9.29	$32.50

$0.02-$21.71	13,895,142	3,397,474	8.81	$13.04

F–20

    The weighted-average fair value of options granted for common stock was $20.00 during fiscal 2001 and $2.287 during fiscal 2000.

    In connection with the acquisitions of Shomiti, Medusa and Transwave, the Company's Board adopted the Finisar Corporation 2001 nonstatutory stock option plan which provides for the grant of nonstatutory options to purchase Series A Preferred Stock. An aggregate of 1,950,000 shares of Series A Preferred Stock are reserved for issuance under the 2001 stock option plan. The 2001 stock option plan will primarily be used for the grant of options to employees of Shomiti, Medusa and Transwave following the completion of the acquisitions of these companies. However, the Company may also grant options under the 2001 stock option plan to its employees if the Company does not have a sufficient number of shares of common stock available for grant under its 1999 stock option plan.

    A summary of activity under the 2001 Stock Option Plan for preferred stock is as follows:

	Options Outstanding
Options for Preferred Stock	Options Available for Grant	Number of Shares	Price Per Share	Weighted-Average Exercise Price
Options authorized	1,950,000	—	—	—
Options granted	(1,595,586)	1,595,586	$30.69-$37.875	$33.12
Increase in authorized shares related to acquisition	139,991	—	—	—
Options assumed in acquisitions	(139,991)	139,991	$0.60-$12.39	$9.315
Options canceled	500	(500)	$30.69	$30.69

Balance at April 30, 2001	354,914	1,735,077	$0.60-$37.875	$31.20

As if converted to common at 3:1	1,064,742	5,205,231	$0.20-$12.625	$10.40

F–21

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Stockholders' Equity (Continued)

    The following table summarizes information about options outstanding for preferred stock at April 30, 2001:

Exercise Price or Preferred Stock	Number Outstanding at April 30, 2001	Number Exercisable at April 30, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
			(In years)
$0.60 - $3.00	1,579	1,579	5.12	$1.99
$6.00 - $6.09	60,546	41,017	7.38	$6.00
$12.03 - $12.39	77,866	19,158	8.85	$12.04
$30.69	943,750	—	9.96	$30.69
$33.19	171,067	—	9.84	$33.19
$37.88	480,269	—	9.90	$37.88

$0.60 - $37.88	1,735,077	61,754	9.79	$31.20

    The weighted-average fair value of options granted for preferred stock was $30.19 during fiscal 2001.

Restricted Shares Issued for Promissory Notes

    During fiscal 1999, employees exercised options for 7,938,924 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,520,788. During fiscal 2000, employees exercised options for 2,792,523 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,632,413. During fiscal 2001, no options were exercised for shares of common stock in exchange for promissory notes. All notes are full recourse, are secured by the shares and bear interest at a rate of 6% per annum. The shares are restricted and are subject to a right of repurchase at the original exercise price in favor of Finisar. This repurchase right lapses in accordance with the original vesting schedule of the option, which is generally five years.

Deferred Stock Compensation

    In connection with the grant of certain stock options to employees, Finisar recorded deferred stock compensation of $2.4 million during fiscal 1999 and $13.0 million during fiscal 2000 prior to the Company's initial public offering, representing the difference between the deemed value of the Company's common stock for accounting purposes and the option exercise price of these options at the date of grant. During fiscal 2001, the Company recorded additional deferred compensation of $21.2 million related to the assumptions of stock options associated with companies acquired during the year. Deferred stock compensation is presented as a reduction of stockholders' equity, with graded amortization recorded over the five year vesting period. The amortization expense relates to options awarded to employees in all operating expense categories. The following table summarizes the amount of deferred stock compensation expense which Finisar has recorded and the amortization it has recorded and expects to record in future periods in connection with grants of certain stock options to employees during fiscal years 1999 and 2000 and assumptions of stock options associated with companies acquired during the fiscal year 2001. Amounts to be recorded in future periods could

F–22

decrease if options for which accrued but unvested compensation has been recorded are forfeited (in thousands):

	Deferred Stock Compensation Generated	Amortization Expense
Fiscal year ended April 30, 1999	$2,403	$428
Fiscal year ended April 30, 2000	12,959	5,530
Fiscal year ended April 30, 2001	21,217	13,542
Fiscal year ending April 30, 2002 (unaudited)	—	10,843
Fiscal year ending April 30, 2003 (unaudited)	—	4,374
Fiscal year ending April 30, 2004 (unaudited)	—	1,653
Fiscal year ending April 30, 2005 (unaudited)	—	209

Total	$36,579	$36,579

Accounting for Stock-Based Compensation

    Pro forma information regarding net income is required by SFAS 123 as if Finisar had accounted for its employee stock options granted subsequent to April 30, 1995 under the fair value method of SFAS 123. The fair value for Finisar's stock option grants prior to the Company's initial public offering was estimated at the date of grant using the minimum value option valuation model. The fair value of stock options grants subsequent to the initial public offering were valued using Black-Scholes valuation model based on the actual stock closing price on the day previous to the date of grant. The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Finisar's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the following weighted-average assumptions for fiscal years 2001, 2000 and 1999: risk-free interest rates of 5% for 2001, 6% for 2000 and 5.5% for 1999; a dividend yield of 0%; a volatility factor of 1.49 for 2001, 0.91 for 2000 and 1.00 for 1999; and a weighted-average expected life of the option of four years.

F–23

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Finisar Corporation's pro forma information is as follows (in thousands, except per share amounts):

	Years Ended April 30,
	2001	2000	1999
Net income (loss):
As reported	$(85,449)	$2,881	$3,045

Pro forma	$(105,809)	$2,463	$3,000

Basic net income (loss) per share:
As reported	$(0.53)	$0.03	$0.03

Pro forma	$(0.66)	$0.02	$0.03

Diluted net income (loss) per share:
As reported	$(0.53)	$0.02	$0.02

Pro forma	$(0.66)	$0.02	$0.02

8. Income Taxes

    The expense for income taxes consists of the following (in thousands):

	Years Ended April 30,
	2001	2000	1999
Current:
Federal	$17,537	$3,875	$1,995
State	5,349	473	538

	22,886	4,348	2,533
Deferred:
Federal	(17,311)	(968)	(508)
State	(4,555)	(125)	(152)

	(21,866)	(1,093)	(660)

Provision for income taxes	$1,020	$3,255	$1,873

    The tax benefit associated with exercises of stock options assumed in acquisitions reduced taxes currently payable by $21.2 million in fiscal year 2001 and was recorded as a reduction of goodwill.

F–24

    A reconciliation of the income tax provision (benefit) at the federal statutory rate to the income tax provision (benefit) at the effective tax rate is as follows:

	Years Ended April 30,
	2001	2000	1999
Expected income tax provision (benefit) at U.S. federal statutory rate	(35.0)%	34.0%	34.0%
State taxes, net of federal benefit	0.5	3.7	4.8
Deferred Compensation	1.8	30.6	3.0
Tax Exempt Interest	(2.4)	(7.6)	—
Research and development credits	(0.8)	(7.9)	(4.0)
Non-deductible amortization	21.4	—	—
Non-deductible acquired in-process research and development	14.6	—	—
Non-deductible merger related expenses	0.5	—	—
Other permanent differences	0.6	0.2	0.3

	1.2%	53.0%	38.1%

    The components of deferred taxes consist of the following (in thousands):

	Years Ended April 30,
	2001	2000	1999
Deferred tax assets:
Inventory reserve	$10,267	$1,091	$503
Accruals and reserves	7,893	787	680
Tax credits	1,422	654	—
Net operating loss carryforwards	27,574	—	—
Other	513	121	—

Total deferred tax assets	47,669	2,653	1,183
Valuation allowance	(16,419)	—	—

Net deferred tax assets	31,250	2,653	1,183
Deferred tax liabilities:
Acquired intangibles	(54,075)	—	—
Unrealized gains on marketable securities	(955)	—	—
Tax depreciation over book depreciation	(954)	(392)	—

Total deferred tax liabilities	(55,984)	(392)	—

Total net deferred tax assets (liabilities)	$(24,734)	$2,261	$1,183

    The valuation allowance increased by approximately $16.4 million in fiscal year 2001.

    Approximately $9.7 million of the valuation allowance at April 30, 2001 is attributable to stock option deductions, the benefit of which will be credited to paid-in-capital when realized. Approximately $6.7 million of the valuation allowance at April 30, 2001 is attributable to stock option deductions that

F–25

when realized, will first reduce unamortized goodwill, other non-current intangible assets of acquired subsidiaries, and then income tax expense.

    At April 30, 2001, the Company had federal and state net operating loss carryforwards of approximately $28.9 million and $11.6 million respectively, and federal and state research and development credit carryforwards of approximately $1.1 million and $0.3 million, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2004, if not utilized.

9. Segments and Geographic Information

    The following is a summary of operations within geographic areas based on the location of the entity purchasing the Company's product (in thousands):

	Years Ended April 30,
	2001	2000	1999
Revenues from sales to unaffiliated customers:
United States	$159,100	$46,900	$24,822
Canada	15,816	16,878	8,941
Rest of the World	13,884	3,369	1,708

	$188,800	$67,147	$35,471

    Revenues generated in the U.S. and Canada (collectively, North America) are all to customers located in those geographic regions.

    The Company designs, develops, manufactures and markets optical subsystems, components and test and monitoring systems for high-speed data communications. Due to a number of companies acquired during the fiscal year, the Company changed the structure of its internal organization based on the type of customer, product application and manner in which products are marketed. Based on this new structure, the Company views its business as having two principal operating segments beginning in fiscal 2001, consisting of optical components and subsystems and network test and monitoring systems. Optical subsystems consist primarily of transmitters, receivers and transceivers sold to manufacturers of storage and networking equipment for storage area networks (SANs) and local area networks (LANs), multiplexers, demultiplexers and optical add/drop modules for use in metropolitan access networks (MAN) applications, and digital return path products for cable television networks (CATV) networks. The Company also sells a number of optical components manufactured by the Company and used in its optical subsystems to other equipment manufacturers. These components include photodetectors and positive intrinsic negative (PIN) receivers, lasers and passive components for wavelength division multiplexing (WDM) applications. Network test and monitoring systems include products designed to test the reliabilty and performance of equipment for Fibre Channel, Gigabit Ethernet and the Infiniband protocols. These test and monitoring systems are sold to both manufacturers and end-users of the equipment.

    In fiscal 2001, the operating segments and corporate sales reported to the President and Chief Executive Officer. Where appropriate, the Company charges specific costs to these segments where they can be identified and allocates certain manufacturing costs, research and development, sales and marketing and general and administrative costs to these operating segments, primarily on the basis of manpower levels or a percentage of sales. The Company does not allocate income taxes, non-operating income, merger related costs or specifically identifiable assets to its operating segments.

F–26

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Segments and Geographic Information (Continued)

    Information about reportable segments sales and income are as follows. Segment information for the prior years has been restated to conform to the current year's presentation (in thousands):

	Years Ended April 30,
	2001	2000	1999
Revenues:
Optical components and subsystems	$158,333	$46,774	$21,254
Network test and monitoring systems	30,467	20,373	14,217

Total revenues	$188,800	$67,147	$35,471

Operating income:
Optical components and subsystems	$(7,248)	$3,088	$1,126
Network test and monitoring systems	3,968	5,425	4,523

Operating income (loss)	(3,280)	8,513	5,649
Unallocated amounts:
Amortization of acquired developed technology	(10,900)	—	—
Amortization of deferred stock compensation	(13,542)	(5,530)	(428)
In-process research and development	(35,218)	—	—
Amortization of other intangibles	(53,122)	—	—
Other acquisition costs	(1,130)	—	—
Interest income (expense), net	14,217	3,252	(275)
Other non-operating income (expense), net	18,546	(99)	(28)

Income (loss) before income tax	$(84,429)	$6,136	$4,918

10. Pending Litigation

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against the Company and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that the Company's optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. In July 1999, the Company and Hewlett-Packard filed a motion, which was opposed by Methode, to transfer the case to the United States District Court for the Northern District of California. In August 1999, the Court granted the Company's motion and the case is now pending in the Northern District of California. Methode subsequently amended its complaint to add Agilent Technologies, Inc. as a party, to allege infringement of a fifth Methode patent and to allege that the Company breached its obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks additional compensatory damages of at least $224.3 million plus interest for the alleged breach of contract. On June 5, 2000, Methode transferred the patents at issue in the litigation, as well as a number of other patents, to an affiliated company, Stratos Lightwave LLC, and on June 21, 2000, Stratos Lightwave LLC transferred the same patents to Stratos Lightwave, Inc. Methode has filed a motion to add Stratos Lightwave, Inc. to the lawsuit as an additional plaintiff. In September 2000, Methode and Stratos Lightwave filed a second lawsuit against the Company in the United States District Court for the Northern District of California, alleging

F–27

infringement of a sixth patent, which issued in August 2000. This patent is a reissue of a previous patent that is the parent of four of the five patents that are the subject of the original lawsuit filed by Methode against the Company. In January 2001, Methode and Stratos Lightwave filed a third lawsuit against the Company in the United States District Court for the Northern District of California, alleging that certain of the Company's optoelectronic products infringe a seventh patent, which issued in July 1998. This patent is not directly related to the patents at issue in the first two lawsuits, but instead is directed to a different aspect of the same optoelectronic patents that are in dispute in the other lawsuits. The claims against Hewlett-Packard and Agilent Technologies were dismissed in May 2001 pursuant to a settlement agreement between those companies and Methode and Stratos Lightwave.

    Based on consultation with counsel, it is the Company's position that the Methode patents are invalid, unenforceable and/or not infringed by the Company's products. The United States Patent and Trademark Office has rejected all of the claims asserted by Methode in one of the patents in a reexamination proceeding. That determination has been appealed by Methode. The Company also believes, based on consultation with its counsel, that the breach of contract claim included in the amended complaint is without merit and that, in any event, the amended complaint overstates the amount of damages that Methode could have suffered as a result of any such breach. The Company believes that it has strong defenses against Methode's lawsuit. In addition, the Company has filed counterclaims against Methode and Stratos Lightwave asserting, among other things, that one of the Company's founders, Frank H. Levinson, is the primary inventor of the technology that is the subject of all seven patents, that Methode improperly obtained the patents based on the Company's disclosure of the technology to Methode and that the Company is the rightful owner or co-owner of the patents. The Company has also asserted federal and state antitrust claims against Methode and Stratos Lightwave for restraint of trade, conspiracy to monopolize and attempted monopolization. Portions of the Company's counterclaim, based on principles of state law, were dismissed in May 2000 on grounds of federal preemption; however, the Company's basic claims of ownership of the patents remains subject to its pending counterclaims. A settlement conference in the first and second lawsuits is scheduled for the fall of 2001.

    The Company intends to defend Methode's lawsuits and pursue its counterclaims vigorously. However, the litigation is in the preliminary stage, and the Company cannot predict its outcome with certainty. The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, the Company has incurred, and expects to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of the Company's key management and technical personnel. As a result, the Company's defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to the Company, it could be required to pay significant monetary damages to Methode and could be enjoined from selling those of the Company's products found to infringe Methode's patents unless and until the Company is able to negotiate a license from Methode. In the event the Company obtains a license from Methode, the Company would likely be required to make royalty payments with respect to sales of its products covered by the license. Any such royalty payments would increase the Company's cost of revenues and reduce its gross profit. If the Company is required to pay significant monetary damages,

F–28

is enjoined from selling any of its products or is required to make substantial royalty payments pursuant to any such license agreement, its business would be significantly harmed.

11. Acquisitions

SENSORS UNLIMITED, INC.

    On August 16, 2000 Finisar and Sensors Unlimited, Inc. ("Sensors") entered into an Agreement and Plan of Reorganization pursuant to which Finisar effectively acquired Sensors. The transaction closed on October 17, 2000, and was accounted for under the purchase method of accounting.

    Sensors is headquartered in Princeton, New Jersey and is a leading supplier of optical components that monitor the performance of dense wavelength division multiplexing, or DWDM, systems. Finisar designated September 30, 2000 as the acquisition date for accounting purposes and, accordingly, the accompanying consolidated financial statements include the results of operations of Sensors subsequent to September 30, 2000.

    Pursuant to the reorganization agreement, Finisar issued 18,962,141 shares of common stock in exchange for the outstanding shares of Sensors common stock. In addition, Finisar assumed options to purchase Sensors common stock and reserved 381,417 shares of Finisar common stock for issuance upon the exercise of the assumed options. At the closing of the merger transaction, the assumed Sensors options converted into Finisar options and vested to the extent of the greater of (i) 25% of the total number of shares subject to the option or (ii) the vested percentage of the Sensors option at the closing of the merger transaction, up to a maximum of 50% of the total number of shares subject to the option. The unvested portion of each assumed option will vest in three approximately equal annual installments on each of the first three anniversaries of the date of closing of the transaction, subject to the option holder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 9,481,109 shares of Finisar common stock were issued to the former stockholders of Sensors (the "Initial Consideration") and 9,481,032 shares of common stock, or one-half of the shares issued pursuant to the transaction, were deposited into escrow with U.S. Bank Trust, National Association (the "Deferred Consideration"). One-third of the shares deposited in escrow will be released on each of the first three anniversaries of October 17, 2000, the closing date, subject to the achievement of certain development milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares. Further, one-third of the escrow shares that would otherwise be delivered to the principal shareholders of Sensors on the third anniversary of the closing of the transaction will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification have been resolved.

    In addition to the Initial Consideration and Deferred Consideration, on each of the first three anniversaries of the closing of the transaction, Finisar will issue and deliver to the former shareholders of Sensors, on a pro rata basis, additional shares of Finisar common stock (valued on the basis of the average closing trading price per share of such stock on the Nasdaq National Market for the ten

F–29

trading days preceding the applicable payment date) (the "Additional Consideration"). These shares of Finisar common stock, with an estimated value of $48 million, will be distributed as follows:

  •
  If on the first anniversary of the closing of the transaction, at least 75% of the key management and technical employees originally employed by Sensors, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $2.375 multiplied by the total number of shares initially deposited in escrow, rounded to the nearest whole share;

  •
  If on the second anniversary of the closing of the transaction, at least 65% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $1.58333 multiplied by the total number of escrow shares, rounded to the nearest whole share; and

  •
  If on the third anniversary of the closing of the transaction, at least 50% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, and if prior to that date all six development milestones set forth in the Agreement have been achieved, Finisar will issue Finisar shares having an aggregate value of $0.79167 multiplied by the total number of escrow shares, rounded to the nearest whole share.

    At the date of acquisition, only the Initial Consideration has been recorded for accounting purposes since the payment of the Deferred and Additional Consideration is contingent upon future events that are not assured of occurring beyond a reasonable doubt. The Deferred Consideration, if any, will be recorded as additional purchase cost at the then current market price of the common stock when the milestones are attained. The Additional Consideration, if any, will be recorded as additional purchase cost at the then current market price of common stock on the first, second and third anniversaries of closing. Accordingly, Finisar's initial cost to acquire Sensors is calculated to be $355.0 million using a Finisar common stock price of $33.47, which is the average of the closing market prices of Finisar's common shares for a period from three days before through three days after August 16, 2000, the day the transaction was announced. The fair value of the options of $12.7 million, as well as estimated direct transaction expenses of $25.0 million, have been included as a part of the initial purchase cost. Sensors currently operates as a wholly-owned subsidiary of Finisar.

    The initial costs to acquire Sensors have been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

    The estimated total initial purchase cost of Sensors is as follows (in thousands):

Value of securities issued	$317,342
Assumption of common stock options	12,675
Estimated transaction costs and expenses	25,156

$355,173

F–30

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Acquisitions (Continued)

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in years
Net tangible assets	$740
Intangible assets acquired:
Developed technology	54,825	5
In-process research and development	22,764	N/A
Assembled workforce	1,539	3
Customer base	1,901	3
Tradename	3,722	5
Goodwill	288,677	5
Deferred income tax	(24,974)	3-5
Deferred compensation	5,979	3

Total preliminary purchase price allocation	$355,173

    As of April 30, 2001, an additional 3,160,344 common shares were earned as Deferred Consideration in accordance with the provisions of the merger agreement. As a result, an additional $48,859,000 in goodwill was recorded and will be amortized over the remaining estimated useful life beginning in the first quarter ending July 31, 2001.

    An independent valuation specialist performed an allocation of the total purchase price of Sensors to its individual assets. The purchase price was allocated to Sensors' tangible assets, specific intangible assets such as assembled workforce, customer base, tradename, and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes optical components that monitor the performance of dense wavelength division multiplexing networks. Sensors' technology enables telecommunications companies to optimize the use of existing bandwidth in fiber optic networks. Finisar will amortize the acquired developed technology of approximately $54.8 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Sensors and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $1.5 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Sensors management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $1.9 million on a straight-line basis over an average estimated useful life of three years.

    The acquired tradename is recognized for the intrinsic value of the Sensors name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $3.7 million on a straight-line basis over an average estimated useful life of five years.

F–31

    Deferred compensation is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Sensors employees. The $6.0 million of deferred compensation will be amortized over the remaining vesting period of approximately three years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years. Deferred Consideration and Additional Consideration earned, if any, will be recorded as goodwill.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, the Company recognized an expense of $22.8 million during the year ended April 30, 2001, in conjunction with the acquisition.

DEMETER TECHNOLOGIES, INC.

    On November 21, 2000, the Company completed the acquisition of Demeter Technologies, Inc. ("Demeter"), a privately-held company located in El Monte, California, and accounted for the acquisition under the purchase method of accounting. Demeter was founded in August 2000 and is focused on the development of long wavelength Fabry Perot and distributed feedback lasers for data communications and telecommunications applications. Finisar designated November 1, 2000 as the acquisition date for accounting purposes and, accordingly, the accompanying consolidated financial statements include the results of operations of Demeter subsequent to November 1, 2000.

    Pursuant to the reorganization agreement, the Company issued 6,020,012 shares of common stock in exchange for the outstanding shares of Demeter capital stock. In addition, Finisar assumed options to purchase Demeter common stock and reserved 491,448 shares of Finisar common stock for issuance upon the exercise of the assumed options. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the optionholder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 601,993 shares of Finisar common stock were deposited into escrow with the U.S. Bank Trust, National Association. The escrow shares will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification, if any, have been resolved.

    Finisar's cost to acquire Demeter is calculated to be $187.7 million using a Finisar common stock price of $28.05, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after November 21, 2000, the day the transaction was announced. The fair value of the assumed stock options of $15.4 million, as well as estimated direct transaction expenses of $3.4 million, have been included as a part of the total purchase cost. Demeter currently operates as a wholly-owned subsidiary of Finisar.

    The costs to acquire Demeter have been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

F–32

    The estimated total purchase cost of Demeter is as follows (in thousands):

Value of securities issued	$168,882
Assumption of common stock options	15,438
Estimated transaction costs and expenses	3,373

$187,693

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in years
Net tangible assets	$3,716
Intangible assets acquired:
Developed technology	32,381	5
In-process research and development	6,457	N/A
Assembled workforce	380	3
Customer base	244	3
Goodwill	149,648	5
Deferred income tax	(18,434)	3-5
Deferred compensation	13,301	4

Total preliminary purchase price allocation	$187,693

    An independent valuation specialist performed an allocation of the total purchase price of Demeter to its individual assets. The purchase price was allocated to Demeter's tangible assets, specific intangible assets such as assembled workforce, customer base and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes long wavelength Fabry Perot and distributed feedback lasers for datacom and telecommunications applications. Finisar will amortize the acquired developed technology of approximately $32.4 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $0.4 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Demeter management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $0.2 million on a straight-line basis over an average estimated useful life of three years.

    Deferred compensation is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Demeter's employees. The $13.3 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

F–33

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, the Company recognized an expense of $6.5 million during the year ended April 30, 2001, in conjunction with the acquisition.

MEDUSA TECHNOLOGIES, INC.

    The Company completed the acquisition of Medusa Technologies, Inc. ("Medusa"), a privately-held company located near Austin, Texas, on March 2, 2001, and accounted for the acquisition under the purchase method of accounting. Medusa was established in June 1997 and provides training and testing services focusing on Fibre Channel and other networking technologies. Medusa also provides training services and develops proprietary test and analysis tools and software for internal and third-party use. Finisar designated March 1, 2001, as the acquisition date for accounting purposes and, accordingly, the accompanying consolidated financial statements include the results of operations of Medusa subsequent to March 1, 2001. Medusa currently operates as a wholly owned subsidiary of Finisar.

    Pursuant to the acquisition, the Company paid approximately $7.2 million in cash for all outstanding shares of Medusa and assumed the outstanding options to purchase Medusa's common stock. The Company reserved 8,012 shares of its common stock for issuance upon the exercise of the assumed options. The assumed options vest monthly at the rate of 1/48 of the total number of shares originally subject to the assumed option.

    At the closing of the acquisition, approximately $617,000 in cash was deposited into escrow with U.S. Bank Trust, National Association, and will be subject to claims for indemnification by the Company under the reorganization agreement and the procedures specified in the escrow agreement. The funds deposited in escrow will remain in escrow until the later of the first anniversary of the closing of the merger or the date on which all pending claims for indemnification, if any, have been resolved.

    The costs to acquire Medusa have been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill.

    The estimated total purchase cost of Medusa is as follows (in thousands):

Cash including estimated transaction costs and expenses	$7,316
Assumption of common stock options	96

$7,412

F–34

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in years
Net tangible assets	$653
Intangible assets acquired:
Developed technology	910	5
Assembled workforce	490	3
Customer base	160	3
Tradename	600	5
Goodwill	5,424	5
Deferred income tax	(890)	3-5
Deferred compensation	65	4

Total preliminary purchase price allocation	$7,412

    The purchase price was allocated to Medusa tangible assets, specific intangible assets such as assembled workforce, customer base, tradename and to developed technology. The acquired developed technology, which is comprised of products that are already technologically feasible, mainly relates to a mechanism (some times called an engine) for extracting information from data collected by a Fibre Channel analyzer and generates protocol statistics. These statistics present the information in visual format which is easier to understand. This product can be used by developers, integrators, and system administers to determine operational characteristics and adherence to the standard of Fibre Channel products. Finisar will amortize the acquired developed technology of approximately $0.9 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Medusa and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $0.5 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Medusa management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $0.2 million on a straight-line basis over an average estimated useful life of three years.

    The acquired tradename is recognized for the intrinsic value of the Medusa name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $0.6 million on a straight-line basis over an average estimated remaining useful life of five years.

    Deferred compensation expense is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Medusa's employees. The $0.1 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated useful life of five years.

F–35

FINISAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Acquisitions (Continued)

SHOMITI SYSTEMS, INC.

    On November 21, 2000, Finisar and Shomiti entered into an Agreement and Plan of Reorganization pursuant to which Finisar acquired Shomiti and accounted for the acquisition under the purchase method of accounting. On February 7, 2001 the agreement was amended to provide for the issuance of convertible Series A preferred stock which will be automatically converted into common stock on a three-for-one basis upon the approval of additional authorized common shares by the stockholders of Finisar. The transaction closed on March 23, 2001, and the accompanying consolidated financial statements include the results of operations since the date of acquisition. Shomiti is headquartered in San Jose, California. Shomiti was founded in July 1995 and designs products which monitor the performance of Ethernet networks in order to enhance their quality of service.

    Pursuant to the reorganization agreement, Finisar issued 1,120,984 shares of its convertible Series A preferred stock (convertible into 3,362,952 shares of common stock) in exchange for the outstanding shares of Shomiti common and preferred stock. In addition, Finisar assumed options to purchase Shomiti common stock and reserved 139,991 shares of Finisar convertible Series A preferred stock for issuance upon the exercise of the assumed options. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the first anniversary of the date of grant, with the remainder vesting in 48 equal monthly installments, subject to the optionholder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 112,098 shares of Finisar convertible Series A preferred stock were deposited into escrow. The escrow shares will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification, if any, have been resolved.

    Prior to closing, a third party asserted that certain of Shomiti's products infringed a patent. Shomiti believes it has defenses to the claim and intends to defend its position. Finisar has notified Shomiti that any settlement or damages arising out of the claim would be subject to a claim for indemnification under the escrow. Should the amount held in escrow not be sufficient to satisfy the claim for indemnification, Finisar would assess whether the excess would be additional purchase price or an expense.

    Finisar's initial cost to acquire Shomiti is calculated to be $113.2 million using a Finisar common stock price of $30.03, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after February 7, 2001, the day the transaction was amended. The fair value of the assumed stock options of $11.0 million, as well as estimated direct transaction expenses of $1.2 million, have been included as a part of the estimated total purchase cost. Shomiti currently operates as a wholly-owned subsidiary of Finisar.

    The initial cost to acquire Shomiti has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

F–36

    The estimated total initial purchase cost of Shomiti is as follows (in thousands):

Value of securities issued on an as-if converted basis	$100,989
Assumption of common stock options on an as-if converted basis	11,032
Estimated transaction costs and expenses	1,206

$113,227

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in years
Net tangible assets (liabilities)	$(1,241)
Intangible assets acquired:
Developed technology	37,092	5
In-process research and development	5,997	N/A
Assembled workforce	1,449	3
Customer base	3,522	3
Tradename	2,267	5
Goodwill	80,700	5
Deferred income tax	(18,432)	3-5
Deferred compensation	1,873	4

Total preliminary purchase price allocation	$113,227

    An independent valuation specialist performed an allocation of the total purchase price of Shomiti to its individual assets. The purchase price was allocated to Shomiti's tangible assets, specific intangible assets such as assembled workforce, customer base, tradename and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes the Surveyor software suite including Surveyor, Remote, Expert, Packet Blaster, and Multi-QOS; the Explorer analyzer family including the 10/100, Gigabit, and THG systems and modules; and a series of probes which include multiple models for the Century Tap, Fiber Tap, and Voyager. The products are used for monitoring, measuring, analyzing and troubleshooting network quality of service (QOS) for extended enterprise ethernet local area networks (LANs) and VoIP (Voice Over Internet Protocol) communications. Finisar will amortize the acquired developed technology of approximately $37.1 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Shomiti and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $1.4 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Shomiti management's estimation of resources that have been devoted to the development of the relationships

F–37

with key customers. Finisar will amortize the value assigned to customer relationships of approximately $3.5 million on a straight-line basis over an average estimated useful life of three years.

    The acquired tradename is recognized for the intrinsic value of the Shomiti name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $2.3 million on a straight-line basis over an average estimated useful life of five years.

    Deferred compensation expense is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Shomiti's employees. The $1.9 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, Finisar recognized an expense of $6.0 million during the quarter ended April 30, 2001 in conjunction with the acquisition.

    PRO FORMA INFORMATION (unaudited)

    The following pro forma results of operations combines the results of operations of the Company and Sensors, Demeter, Medusa and Shomiti, excluding the charge for acquired in-process research and development attributable to Sensors, Demeter, Medusa and Shomiti, as if the acquisitions occurred at the beginning of each period presented (in thousands, except per share data):

	Years Ended April 30,
	2001	2000
Revenue	$212,184	$91,841

Net income (loss)	(133,909)	(120,935)

Net income (loss) per share:
Basic	$(0.80)	$(0.93)

Diluted	$(0.80)	$(0.93)

12. Sale of Opticity Product Line

    On February 28, 2001, the Company completed the sale of technology and other assets associated with its Opticity product line to ONI Systems, Inc. At the same time, Finisar entered into a supply agreement for certain optical components for ONI's new ONLINE2500™ product incorporating the technology to be purchased from Finisar. Under the terms of the agreement, upon closing, ONI Systems, Inc., paid the Company $5 million in cash and 488,624 shares of ONI common stock having a value of approximately $16.4 million based on a closing price of $33.625 per share. The Company recorded a net gain of approximately $19.1 million as other income when earned.

    Up to an additional $25 million in cash is payable to the Company upon the achievement of certain post-closing development milestones which will be recorded as other income when earned.

F–38

13. Subsequent Events (unaudited)

TRANSWAVE FIBER, INC.

    On November 21, 2000 Finisar and Transwave entered into an Agreement and Plan of Reorganization pursuant to which Finisar acquired Transwave and will account for the acquisition under the purchase method of accounting. On February 14, 2001 the agreement was amended to provide for the issuance of convertible Series A preferred stock which will be automatically converted into common stock on a three-for-one basis upon the approval of additional authorized common shares by the stockholders of Finisar. The agreement was further amended on March 19, 2001. The transaction closed on May 3, 2001. Transwave has operations in Northern California and Shanghai, China. Transwave was founded in February 2000 and is focused on the development of a line of passive optical components for data communications and telecommunications applications.

    Pursuant to the reorganization agreement, Finisar issued 870,303 shares of its convertible Series A preferred stock (convertible into 2,610,909 shares of common stock) in exchange for the outstanding shares of Transwave common and preferred stock. In addition, Finisar assumed options to purchase Transwave common stock and reserved 182,463 shares of Finisar convertible Series A preferred stock for issuance upon the exercise of the assumed options. The assumed options generally vest to the extent of 20% of the total number of shares subject to the option at the closing of the merger, with the remainder vesting in 4 equal annual installments, subject to the optionholder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 580,172 shares of Finisar convertible Series A preferred stock were issued to the former stockholders of Transwave (the "Initial Consideration") and certificates representing 290,131 shares of convertible Series A preferred stock, or approximately one-third of the shares issued pursuant to the transaction, were deposited into escrow (the "Deferred Consideration"). One-third of the shares deposited in escrow will be released on each of the first three anniversaries of the closing date subject to the achievement of certain financial, development and personnel milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares. Further, a portion of the escrowed shares will be subject to claims for indemnification by Finisar under the agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification have been resolved.

    Only the Initial Consideration has been recorded for accounting purposes since the payment of the Deferred Consideration is contingent upon future events that are not assured of occurring beyond a reasonable doubt. The Deferred Consideration, if any, will be recorded as additional purchase cost at the then current market price of the common stock when the milestones are attained. Accordingly, Finisar's initial cost to acquire Transwave is calculated to be $49.6 million using a Finisar common stock price of $21.74, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after February 14, 2001, the day the transaction was amended. The fair value of the assumed stock options of $11.3 million, as well as estimated direct transaction expenses of $0.5 million, have been included as a part of the total purchase cost. Transwave will operate as a wholly-owned subsidiary of Finisar.

    The cost to acquire Transwave has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

F–39

    The estimated total initial purchase cost of Transwave is as follows (in thousands):

Value of securities issued on an as-if converted basis	$37,839
Assumption of common stock options on an as-if converted basis	11,279
Estimated transaction costs and expenses	500

$49,618

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in years
Net tangible assets	$428
Intangible assets acquired:
Developed technology	13,281	5
In-process research and development	2,458	N/A
Assembled workforce	1,019	3
Customer base	124	3
Goodwill	36,156	5
Deferred income tax	(5,105)	3-5
Deferred compensation	1,257	4

Total preliminary purchase price allocation	$49,618

    An independent valuation specialist performed a preliminary allocation of the total purchase price of Transwave to its individual assets. The purchase price was allocated to Transwave's tangible assets, specific intangible assets such as assembled workforce, customer base and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes wave plates used to prevent background reflections and enhance the performance of lasers and a broadband light source for testing wavelength division multiplexing systems. Finisar will amortize the acquired developed technology of approximately $13.3 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Transwave and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $1.0 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Transwave management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $0.1 million on a straight-line basis over an average estimated useful life of three years.

    Deferred compensation expense is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Transwave's employees. The $1.3 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

F–40

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, Finisar expects to recognize an expense of $2.5 million during the quarter ending July 31, 2001 in conjunction with the acquisition.

ACQUISITION OF MANUFACTURING FACILITY IN MALAYSIA.

    On May 10, 2001, the Company purchased a manufacturing facility in Ipoh, Malaysia, for a cash payment of $10 million of which $2 million was for processing equipment and $8 million was for a building consisting of approximately 700,000 square feet of space, 200,000 of which is suitable for cleanroom operations. The $8 million payment for the building is being held in escrow pending approval by the Malaysian government of the transfer of the real property.

INCREASE IN AUTHORIZED COMMON STOCK

    On June 19, 2001, the shareholders approved an increase in the number of authorized shares of common stock from 200,000,000 to 500,000,000 shares. Accordingly, the preferred stock issued in the acquisitions of Shomiti Systems and Transwave Fiber and options to purchase preferred stock issued under the 2001 Nonqualified Stock Option Plan were converted into common stock on a 3 for 1 basis.

F–41

FINANCIAL STATEMENTS

SENSORS UNLIMITED, INC.

As of December 31, 1999 and 1998 and for the years then ended

F–42

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Sensors Unlimited, Inc.:

    We have audited the accompanying balance sheets of Sensors Unlimited, Inc. (a New Jersey corporation) as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sensors Unlimited, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                      /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 28, 2000

F–43

SENSORS UNLIMITED, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS
CURRENT ASSETS:
Cash	$371,673	$7,911
Accounts receivable, less allowance for doubtful accounts of $40,000 and $10,000 in 1999 and 1998, respectively (Note 1)	1,809,325	956,272
Unbilled costs (Note 1)	464,524	354,949
Inventory (Note 1)	696,093	431,181
Prepaid expenses	24,763	20,118

Total current assets	3,366,378	1,770,431
PROPERTY AND EQUIPMENT, net (Notes 1 and 2)	848,214	594,913
OTHER ASSETS	242,325	22,151

Total assets	$4,456,917	$2,387,495

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Short-term borrowings and current maturities of long-term debt (Note 3)	$111,535	$122,948
Accounts payable	918,535	803,719
Accrued expenses	338,126	310,712
Deferred revenue (Note 1)	41,477	170,624

Total current liabilities	1,409,673	1,408,003
LONG-TERM DEBT (Note 3)	43,816	987,824

Total liabilities	1,453,489	2,395,827

COMMITMENTS (Note 6)
STOCKHOLDERS' EQUITY (DEFICIT) (Note 4):
Preferred stock, $.01 par value, 2,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 5,000,000 shares authorized, 750,833 and 750,000 shares issued and outstanding as of December 31, 1999 and 1998, respectively	22,033	22,000
Retained earnings (deficit)	2,984,921	(26,806)
Treasury stock, 219 shares at cost	(3,526)	(3,526)

Total stockholders' equity (deficit)	3,003,428	(8,332)

Total liabilities and stockholders' equity (deficit)	$4,456,917	$2,387,495

The accompanying notes to financial statements are an integral part of these balance sheets.

F–44

SENSORS UNLIMITED, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
REVENUES (Note 1):
Net product sales	$8,402,623	$2,790,703
Contract revenues	3,939,758	2,992,617

	12,342,381	5,783,320

OPERATING EXPENSES:
Cost of product sales	2,380,632	1,053,264
Cost of contract revenues	2,933,042	1,981,562
Research and development expense	383,904	341,710
Selling, general and administrative expense	3,233,201	2,290,825

	8,930,779	5,667,361

Operating income	3,411,602	115,959
OTHER EXPENSE—Interest expense, net (Note 3)	75,700	104,038

Income before income tax expense	3,335,902	11,921
INCOME TAX EXPENSE (Note 1)	284,675	200

Net income	$3,051,227	$11,721

Net income per common share
Basic	$4.01	$0.02

Diluted	$3.05	$0.01

Shares used in computing net income per share
Basic	750,198	749,781

Diluted	988,564	964,864

The accompanying notes to financial statements are an integral part of these statements.

F–45

SENSORS UNLIMITED, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	Common Stock
			Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity (Deficit)
	Shares	Amounts
BALANCE, December 31, 1997	750,000	$22,000	$(38,527)	$(3,526)	$(20,053)
Net income	—	—	11,721	—	11,721

BALANCE, December 31, 1998	750,000	22,000	(26,806)	(3,526)	(8,332)
Distributions paid to stockholders	—	—	(39,500)	—	(39,500)
Exercise of stock options	833	33	—	—	33
Net income	—	—	3,051,227	—	3,051,227

BALANCE, December 31, 1999	750,833	$22,033	$2,984,921	$(3,526)	$3,003,428

The accompanying notes to financial statements are an integral part of these statements.

F–46

SENSORS UNLIMITED, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,051,227	$11,721
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation	218,389	198,308
Provision for bad debts	43,060	—
Provision for obsolescence	53,567	—
Change in assets and liabilities—
Increase in accounts receivable	(896,113)	(298,466)
Increase in unbilled costs	(109,575)	(72,980)
Increase in inventory	(318,479)	(150,152)
(Increase) decrease in prepaid expenses	(4,645)	20,903
Increase in other assets	(60,174)	(12,433)
Increase in accounts payable	114,816	338,724
Increase (decrease) in accrued expenses	27,414	(31,735)
(Decrease) increase in deferred revenue	(129,147)	49,290

Net cash provided by operating activities	1,990,340	53,180

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(471,690)	(142,569)
Deposit for construction	(160,000)	—

	(631,690)	(142,569)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under subordinated convertible promissory note	(776,000)	186,000
Net repayments under line of credit	(74,000)	(6,000)
Repayment of notes payable	(105,421)	(112,670)
Exercise of stock options	33	—
Distributions paid to stockholders	(39,500)	—

Net cash (used in) provided by financing activities	(994,888)	67,330

Net increase (decrease) in cash	363,762	(22,059)
CASH, beginning of year	7,911	29,970

CASH, end of year	$371,673	$7,911

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for—
Interest	$68,249	$104,038
Income taxes	274,675	200

The accompanying notes to financial statements are an integral part of these statements.

F–47

SENSORS UNLIMITED, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

1. The Company and Summary of Significant Accounting Policies

The Company

    Sensors Unlimited, Inc. (the "Company") was established in 1991 to capitalize on advances in III-V compound materials technology for telecommunications and imaging applications in the 1.0 micrometer—1.2 micrometer infrared spectrum. The Company performs applied research and development and manufacturing of state-of-the-art Indium Gallium Arsenide (InGaAs) photodetector arrays and cameras. The Company is recognized as a leader in the field of detector arrays for wavelength division multiplexing channel monitors, cameras and imaging products. The arrays are used in dense wavelength division multiplexing (DWDM) fiber optic systems addressing the demand for bandwidth on the Internet.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

    Revenue derived from sales of products is recognized upon shipment, passage of title and when all significant obligations of the Company have been satisfied. Revenue derived from research and development contracts is recognized in the same period as the professional services are rendered, related costs are incurred and significant contract terms have been satisfied.

    Revenue from research and development contracts that include performance milestones is recognized in accordance with the terms of the respective contracts. Revenue from achievement of milestone events is recognized when all parties concur that the scientific results stipulated in the agreement have been met. Unbilled costs represent revenues provided in excess of amounts billed. Deferred revenue represents billings in excess of costs and earnings and customer advances.

Allowance for Doubtful Accounts

    The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. In determining the amount of the allowance, management is required to make certain estimates and assumptions regarding the timing and amount of collection.

F–48

Inventory

    Inventory is stated at the lower of cost (moving average method) or market. The following is a summary of inventory at December 31, 1999 and 1998—

	1999	1998
Raw materials and spare parts	$652,476	$400,669
Finished goods	103,617	70,512

	756,093	471,181
Inventory reserve	(60,000)	(40,000)

	$696,093	$431,181

Property and Equipment

    Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years.

    The Company reviews the recoverability of its long-lived assets when events or changes in circumstances arise in order to identify business conditions which may indicate a possible impairment. The Company believes that there have been no such events or changes in circumstances. The assessment for potential impairment is based primarily on the Company's ability to recover the unamortized balance of its long-lived assets from expected future cash flows from its operations on an undiscounted basis.

Income Taxes

    The Company has elected to be treated as an "S" corporation for Federal income tax purposes. The stockholders are liable for income taxes on the Company's taxable income, as it passes through to the stockholders' individual income tax returns. During 1999 and 1998, the Company has provided for state income taxes at statutory rates. Effective January 1, 2000, the Company has elected to be taxed as an "S" corporation in the State of New Jersey and will pay a reduced (2%) state corporate income tax on its taxable income. Deferred state income taxes for differences in timing in reporting income for financial statement and tax purposes are not significant.

    During 1999 and 1998, the Company utilized approximately $94,000 and $58,000, respectively, of state net operating loss carryforwards to offset taxable income. At December 31, 1999, all state net operating loss carryforwards have been utilized.

    Subsequent to the year-ended December 31, 1999, the Company anticipates making distributions to stockholders to cover their income taxes relating to 1999 Company earnings.

Stock-based Compensation

    The Financial Accounting Standards Board has issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation plans based on the fair value method using an option pricing model or to continue to apply APB No. 25,

F–49

"Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method. The Company continues to apply APB No. 25 and provides pro forma footnote disclosures.

Net Income Per Share

    Basic net income per share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding, adjusted for the incremental dilution of outstanding stock options (238,366 and 215,083 in 1999 and 1998, respectively).

Concentrations

    In 1999 and 1998, approximately 32% and 52%, respectively, of revenues were derived under contracts with agencies within the U. S. Government. In addition, approximately 6% of 1999 revenues and 9% of 1998 revenues were derived from export sales.

    During 1999 and 1998, sales to one customer approximated 44% and 13% of revenues, respectively. Accounts receivable from this customer as of December 31, 1999 and 1998 approximated $1,181,000 and $285,000, respectively.

2. Property and Equipment, Net

    Property and equipment as of December 31, 1999 and 1998 consists of the following—

	1999	1998
Laboratory equipment	$1,195,346	$851,405
Computer equipment and software	234,473	192,731
Furniture and fixtures	177,032	100,125
Leasehold improvements	137,001	127,901

	1,743,852	1,272,162
Less—Accumulated depreciation	895,638	677,249

	$848,214	$594,913

F–50

3. Borrowings

    Borrowings as of December 31, 1999 and 1998 consist of the following—

	1999	1998
Equipment loan	$148,975	$236,607
Note payable	6,376	24,165
Subordinated convertible promissory note	—	776,000
Lines of credit	—	74,000

	155,351	1,110,772
Less—Current maturities	111,535	122,948

	$43,816	$987,824

    On October 5, 1999, a bank extended a $1,900,000 line of credit to the Company, secured by substantially all Company assets and partially guaranteed by the Company's president and primary stockholder. The proceeds are restricted for use by the Company solely for the purchase of equipment related to the Company's business and to finance the construction of additional space within the Company's place of business (see Note 5). The line of credit terminates on April 15, 2000, and is expected to be converted into a promissory note payable. As of December 31, 1999, there were no amounts outstanding under the line of credit.

    Pursuant to a subordinated convertible promissory note dated March 5, 1997, the Company borrowed $800,000 from its president, and primary stockholder, and utilized the proceeds to repay a note payable due April 30, 1997 to a bank. The subordinated convertible promissory note was convertible into the Company's common stock on a mandatory basis upon the consummation of an initial equity financing by the Company, such number of shares being equal to the outstanding principal and interest under the note outstanding divided by the price per share paid in connection with the initial equity financing. The note was also convertible at the option of the holder at any time into shares of Company common stock, cash or any combination thereof. During 1999, the Company repaid the balance on the subordinate convertible promissory note. On August 6, 1999, the credit agreement was amended to allow borrowings in amounts up to $300,000.

    On March 6, 1997, a bank extended a $300,000 line of credit to the Company, secured by substantially all Company assets and guaranteed by the Company's president. On August 6, 1999, the line of credit was increased to $1,000,000, and was amended to bear interest at the bank's base rate, as defined, plus 1% (9.5% as of December 31, 1999). As of December 31, 1999 and 1998, $0 and $74,000 was outstanding under the line of credit, respectively. During 1999, all amounts outstanding were repaid by the Company. This facility matures on April 30, 2000 and it is the Company's intent to renew the facility.

    On August 31, 1995, the Company entered into a note payable agreement with a bank for $500,000. On March 31, 1998, the Company refinanced the remaining note balance of $315,476. The refinanced note requires 36 monthly installments of $8,763 plus interest at the prime rate plus 1.5% (10% as of December 31, 1999). The principal balance outstanding was $148,975 and $236,607 as of December 31, 1999 and 1998, respectively.

F–51

    The Company's debt agreements contain covenant restrictions, which, among other things, require minimum financial ratios and the maintenance of minimum net worth, as defined.

    On April 17, 1995, the Company entered into a note payable with a third party for $75,000. The note has an annual interest rate of 11.0% and requires 60 monthly installments of $1,631 which commenced May 1, 1995. The principal balance outstanding was $6,376 and $24,165 as of December 31, 1999 and 1998, respectively.

    The future principal amounts due under the aforementioned loans are as follows—

2000	$111,535
2001	43,816

$155,351

4. Stock Option Plan

    The Company established the 1993 Stock Option Plan ("1993 Plan") to offer employees and consultants to the Company, incentive to enhance the long-term objectives of the Company. The 1993 Plan includes both incentive and nonqualified stock options. 230,000 shares of the Company's common stock have been reserved for issuance under the 1993 Plan. Options are issued at the discretion of the Board of Directors and at such amounts that the Board of Directors has determined is the fair value at the date of grant. Options vest 25% on the first anniversary of the grant and then ratably over 36 months following the first anniversary.

    During 1997, the Company established the 1997 Stock Option Plan ("1997 Plan") to attract and retain personnel, to provide additional incentive to employees, nonemployee members of the Board and consultants of the Company. The 1997 Plan includes both incentive and nonqualified stock options. 150,000 shares of the Company's common stock has been reserved for issuance under the 1997 Plan. A committee appointed by the Board of Directors determines option grants, their related fair value at the date of grant, the related exercise prices and the vesting period.

    In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123), the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions used for grants in all years-dividend yield of 0%, risk-free interest rate of 6% and expected option life

F–52

of 10 years. The weighted average fair value of options granted during 1999 and 1998 was $2.23 and $0.74, respectively. The activity and options outstanding under the Plans are as follows—

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 1997 (191,480 exercisable)—	243,000	0.19
Granted	27,500	1.65
Forfeited	(13,000)	1.65

Outstanding, December 31, 1998 (214,438 exercisable)—	257,500	$0.27
Granted	18,000	1.65
Exercised	(1,000)	0.04
Forfeited	(11,000)	1.65

Outstanding, December 31, 1999	263,500	$0.31

Exercisable, December 31, 1999	229,563	$0.16

    The following table summarizes information about stock options outstanding at December 31, 1999—

Exercise Prices	Number Outstanding at December 31, 1999	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 1999
$0.04	219,000	3.0	$0.04	212,854
1.65	44,500	6.6	1.65	16,709
0.04 to 1.65	263,500	3.6	0.31	229,563

    Subsequent to December 31, 1999, the Company granted stock options to purchase 99,000 shares of the Company's common stock at an exercise price of $5.00, the estimated fair value at the date of grant.

    As permitted by FAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation expense has been recognized for its stock option compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, the tax-effected impact would be as follows—

	1999	1998
Net income as reported	$3,051,227	$11,721
Estimated fair value of the year's option grants, net of tax	11,156	5,928

Net income adjusted	$3,040,071	$5,793

    This proforma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized over the vesting period.

F–53

5. Commitments

    In January 1996, the Company signed a Patent and Technical information License Agreement with a third party research provider. The Agreement grants the Company a nonexclusive, worldwide license relating to certain technology for a period of twelve years. The Company is obligated to pay to the third party research provider a royalty equal to specified percentages of net product sales, as defined. Royalty rates are as follows—

Net Product Sales	Rate
Up to $1,000,000	10%
$1,000,000 - $3,000,000	8%
$3,000,000 - $5,000,000	6%
$5,000,000 - $10,000,000	4%
In excess of $10,000,000	3%

    Royalty expense under this agreement was approximately $23,000 and $25,000 in 1999 and 1998, respectively.

    The Company rents office space under a noncancellable lease agreement that expires January 1, 2001. The future minimum lease obligations under the agreement are as follows—

2000	$173,000

    During 1999 and 1998, rent expense approximated $173,000 and $136,000, respectively.

    On November 4, 1999, the Company entered into an $800,000 agreement with a contractor for the construction of additional space within the Company's place of business to be completed in 2000. During 1999, the Company paid a $160,000 down payment on the construction which is included in other assets as of December 31, 1999.

F–54

UNAUDITED INTERIM FINANCIAL STATEMENTS

SENSORS UNLIMITED, INC.

As of September 30, 2000 and for the nine months ended September 30, 2000 and 1999

F–55

SENSORS UNLIMITED, INC.

UNAUDITED BALANCE SHEET

SEPTEMBER 30, 2000

(in thousands)

ASSETS
Current assets:
Cash	$427
Accounts receivable, net	3,695
Accounts receivable, other	357
Inventory	1,615
Prepaid expenses	194

Total current assets	6,288
Property and equipment, net	4,464
Other assets	85

Total assets	$10,837

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$1,141
Accounts payable	1,504
Accrued compensation	553
Other accrued liabilities	501
Dividend payable	5,723
Income tax payable	40

Total current liabilities	9,462
Long term debt	1,515
Stockholders' deficit:
Preferred stock	—
Common stock	382
Accumulated deficit	(522)

Total stockholders' deficit	(140)

Total liabilities and stockholders' equity	$10,837

See accompanying note to unaudited financial statements.

F–56

SENSORS UNLIMITED, INC.

UNAUDITED STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30

(in thousands, except per share data)

	2000	1999
Revenue	$14,597	$5,087
Cost of revenue	5,228	1,626

Gross profit	9,369	3,461
Operating expenses:
Research and development	1,338	—
Sales and marketing	1,738	629
General and administrative	1,551	562

Total operating expenses	4,627	1,191

Operating income	4,742	2,270
Interest expense	36	73

Income before income tax expense	4,706	2,197
Income tax expense	100	100

Net income	$4,606	$2,097

Net income (loss) per common share
Basic	$(4.50)	$2.75

Diluted	$(4.50)	$2.09

Shares used in computing net income (loss) per share
Basic	780	750

Diluted	780	989

See accompanying note to unaudited financial statements.

F–57

SENSORS UNLIMITED, INC.

UNAUDITED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(in thousands)

	2000	1999
Operating Activities:
Net income	$4,606	$2,097
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	439	141
Changes in operating assets and liabilities:
Accounts receivable	(1,430)	(86)
Accounts receivable, other	(348)	(526)
Inventory	(919)	(135)
Prepaid expenses	(169)	(34)
Other assets	157	—
Accounts payable	571	(182)
Accrued compensation	401	(135)
Other accrued liabilities	298	(25)
Income tax payable	30	—

Net cash provided by operating activities	3,636	1,115

Investing Activities:
Purchases of property and equipment	(4,055)	(221)

Financing Activities:
Net borrowings under line of credit	800	—
Net borrowings under notes payable	1,702	(724)
Proceeds from exercise of stock options	363	—
Dividends payable	5,723	—
Distributions paid to stockholders	(8,113)	(34)

Net cash provided by financing activities	475	(758)

Net increase in cash	56	136
Cash, beginning of period	371	8

Cash, end of period	$427	$144

See accompanying note to unaudited financial statements.

F–58

SENSORS UNLIMITED, INC.

NOTE TO UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2000

1. Basis of Presentation

    The accompanying unaudited condensed financial statements as of September 30, 2000, and for the nine months period ended September 30, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position at September 30, 2000 and the operating results for the nine months ended September 30, 2000 and 1999 and the cash flows for the nine months ended September 30, 2000 and 1999. These unaudited condensed financial statements should be read in conjunction with the Company's audited financial statements and notes for the years ended December 31, 1999 and 1998 included elsewhere in this Registration Statement and Prospectus.

    The results of operations for the nine months ended September 30, 2000 and 1999 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year ending December 31, 2000.

F–59

FINANCIAL STATEMENTS

DEMETER TECHNOLOGIES, INC.

As of October 31, 2000 and for the period from inception (June 22, 2000) to October 31, 2000

F–60

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Demeter Technologies, Inc.

    We have audited the accompanying balance sheet of Demeter Technologies, Inc. as of October 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (June 22, 2000) to October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Demeter Technologies, Inc. at October 31, 2000, and the results of its operations and its cash flows for the period from inception (June 22, 2000) to October 31, 2000, in conformity with accounting principles generally accepted in the United States.

                      /s/ ERNST & YOUNG LLP

Palo Alto, California
January 23, 2001

F–61

DEMETER TECHNOLOGIES, INC.

BALANCE SHEET

October 31, 2000

Assets
Current assets:
Cash and cash equivalents	$564,333
Short-term investments	3,371,655
Accounts receivable (net allowance for doubtful accounts of $1,646)	20,960
Inventories	233,026
Prepaid expenses and other current assets	107,706

Total current assets	4,297,680
Property, equipment, and improvements, net	608,550

Total assets	$4,906,230

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$527,042
Payable to American Xtal Technology, Inc.	827,725
Payable to private stockholders	175,000
Other accrued liabilities	209,877
Total current liabilities	1,739,644
Commitments
Stockholders' equity:
Preferred stock, $0.001 par value, 40,000,000 shares authorized:
Convertible Series A, 20,000,000 shares designated, $0.001 par value, 14,000,701 shares issued and outstanding; aggregate liquidation preference of $8,000,000	14,000
Common stock, $0.001 par value; 40,000,000 shares authorized, 4,000,000 shares issued and outstanding	4,000
Additional paid-in capital	17,992,000
Stock subscription receivable	(4,050,000)
Deferred stock compensation	(7,529,000)
Purchased technology	(1,653,000)
Accumulated other comprehensive income	33,919
Accumulated deficit	(1,645,333)

Total stockholders' equity	3,166,586

Total liabilities and stockholders' equity	$4,906,230

See accompanying notes.

F–62

DEMETER TECHNOLOGIES, INC.

STATEMENT OF OPERATIONS

Period from inception (June 22, 2000) to October 31, 2000

Revenues	$53,754

Operating expenses:
Cost of revenues	115,625
Research and development	518,259
General and administrative	649,849
Amortization of deferred stock compensation	371,000
Amortization of purchased technology	57,000

Total operating expenses	1,711,733
Loss from operations	(1,657,979)
Interest and other income	12,646

Net loss	$(1,645,333)

See accompanying notes.

F–63

DEMETER TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Period from inception (June 22, 2000) to October 31, 2000

	Series A Convertible Preferred Stock
			Common Stock						Accumulated Other Comprehensive Income
					Additional Paid-In Capital	Stock Subscription Receivable	Deferred Stock Compensation	Contributed Technology		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Issuance of 4,000,000 shares of common stock at $0.10 per share	—	$—	4,000,000	$4,000	$396,000	$—	$—	$—	$—	$—	$400,000
Issuance of shares of Series A preferred stock at $0.5714 per share	14,000,701	14,000	—	—	7,986,000	(4,050,000)	—	—	—	—	3,950,000
Issuance of warrant to purchase up to 4,500,000 shares of Series A convertible preferred stock in exchange for purchased technology	—	—	—	—	1,710,000	—	—	(1,710,000)	—	—	—
Deferred stock compensation	—	—	—	—	7,900,000	—	(7,900,000)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	371,000	—	—	—	371,000
Amortization of purchased technology	—	—	—	—	—	—	—	57,000	—	—	57,000
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	33,919	—	33,919
Net loss	—	—	—	—	—	—	—	—	—	(1,645,333)	(1,645,333)

Comprehensive loss											(1,611,414)

Balance at October 31, 2000	14,000,701	$14,000	4,000,000	$4,000	$17,992,000	$(4,050,000)	$(7,529,000)	$(1,653,000)	$33,919	$(1,645,333)	$3,166,586

See accompanying notes.

F–64

DEMETER TECHNOLOGIES, INC.

STATEMENT OF CASH FLOWS

Period from inception (June 22, 2000) to October 31, 2000

Operating activities
Net loss	$(1,645,333)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	6,655
Amortization of deferred stock compensation	371,000
Amortization of purchased technology	57,000
Changes in operating assets and liabilities:
Accounts receivable	(20,960)
Inventories	(233,026)
Prepaid expenses and other current assets	(107,706)
Accounts payable	527,042
Payable to American Xtal Technologies, Inc.	827,725
Other accrued liabilities	209,877

Net cash used in operating activities	(7,726)

Investing activities
Purchase of property and equipment	(615,205)
Purchase of short-term investments	(3,337,736)

Net cash used in investing activities	(3,952,941)

Financing activities
Proceeds from issuance of Series A convertible preferred stock	3,950,000
Proceeds from issuance of common stock	400,000
Payable to private stockholders	175,000

Net cash provided by financing activities	4,525,000

Net increase in cash and cash equivalents and cash and cash equivalents end of period	$564,333

See accompanying notes.

F–65

DEMETER TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

October 31, 2000

1. Summary of Significant Accounting Policies

Description of Business

    Demeter Technologies, Inc. (the Company) was incorporated in the state of Delaware on June 22, 2000 to engage in the development of long wavelength Fabry Perot (FP) and Distributed Feedback (DFB) lasers for datacom and telecommunications applications.

    In June, 2000, the founders of the Company were issued 4,000,000 shares of common stock in exchange for cash of $400,000. In August, 2000, the Company issued 14,000,701 shares of Series A convertible preferred stock at $0.5714 per share (see Note 6). Each preferred stockholder paid approximately one half in cash and one half was recorded as a subscription receivable. Concurrently with the Series A convertible preferred stock, the Company issued a warrant for 4,500,000 shares of Series A convertible preferred stock (see Note 6) to American Xtal Technologies, Inc. (AXT) in exchange primarily for technology related to FP lasers. AXT also leases certain facilities and equipment to the Company (see Note 5). The president of the Company is the brother of the president of AXT.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturity from the date of purchase of three months or less to be cash equivalents.

Short-Term Investments

    In accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its short-term investments as available-for-sale. Available-for-sale securities are stated at market value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of the security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. The cost of short-term investments sold is based on specific identification. The fair value of short-term investments is based on quoted market prices. The difference between market value and cost of these securities at October 31, 2000 was an unrealized gain of $33,919.

Inventories

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

F–66

Property and Equipment

    Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally two to seven years.

Revenue Recognition

    Revenue is recognized at the time of product shipment and no significant obligations remain, net of allowance for estimated returns. Warranty expenses are also estimated and provided for at the time of shipment.

Advertising Costs

    Advertising costs are expensed as incurred. Advertising costs were not material for the period ending October 31, 2000.

Concentration of Credit Risk

    Financial instruments which potentially subject the Company to concentrations of credit risk include cash, cash equivalents, short-term investments, and accounts receivable. The Company places its cash, cash equivalents, and short-term investments with high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Accounts receivable from two customers represented 66% and 21% of the total balance at October 31, 2000. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

Current Vulnerabilities Due to Certain Concentrations

    During the period from inception (June 22, 2000) to October 31, 2000, revenues from two customers represented 50% and 31% of total revenues.

Research and Development

    Research and development expenditures are charged to operations as incurred.

Stock-Based Compensation

    The Company accounts for employee stock options and common stock purchase right grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and has adopted the disclosure-only alternative of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

F–67

Comprehensive Income (Loss)

    Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) requires unrealized gains or losses on the Company's available-for-sale investments to be included in other comprehensive income. The net unrealized gain on available-for-sale securities for the period from inception (June 22, 2000) to October 31, 2000 was $33,919.

2. Short-Term Investments

    As of October 31, 2000, short-term investments consist of certificates of deposit with a fair value of $3,371,655 and an amortized cost of $3,337,736. The average maturity of the short-term investments was approximately two months and the weighted-average effective interest rate was 6%.

3. Inventories

    Inventories consist of the following:

October 31, 2000
Raw materials	$188,380
Work in-process	18,560
Finished goods	26,086

$233,026

4. Property, Equipment, and Improvements

    Property and equipment consists of the following:

October 31, 2000
Computers, machinery, and equipment	$304,894
Furniture and fixtures	32,065
Software	36,799
Construction in progress	241,447

615,205
Less accumulated depreciation and amortization	6,655

Property and equipment, net	$608,550

    Construction in progress consists of leasehold improvements not placed into service. No depreciation or amortization was recorded on these assets.

5. Operating Lease Commitments

    The Company leases its facilities and equipment under various agreements with AXT expiring August 2003 and August 2002, respectively. Rent expense was approximately $117,000 for the period

F–68

ended October 31, 2000. The Company has the option to extend the term of its operating leases for three additional years for leased facilities and for two additional years for leased equipment. The Company also has an option to purchase certain of the equipment for the depreciated value of the equipment owned by AXT and at the buy-out value of the equipment leased by AXT. At October 31, 2000, minimum rental payments under operating leases are as follows:

Year ended October 31,
2001	$488,428
2002	426,813
2003	152,535

$1,067,776

    AXT is currently constructing improvements at the leased facilities. AXT is funding the entire cost of such improvements; however, the Company is obligated to reimburse AXT on demand for any portion of such cost of improvements which exceeds $1,150,000. In addition, the Company shall pay AXT additional monthly rent equal to the total amount of AXT's depreciation costs of such improvements plus the interest cost to AXT on any funds borrowed for such purpose or the interest cost on any funds used to build such improvements (based on 10% per annum simple interest, regardless of how AXT finances such improvements), calculated on a monthly basis; the Company shall continue to pay such additional rent monthly until AXT has recovered from the Company the entire building costs of such improvements (up to $1,150,000).

6. Stockholders' Equity

Common Stock and Preferred Stock

    Following the Company's incorporation in June 2000, the Company is authorized to issue 80,000,000 shares consisting of 40,000,000 shares of common stock, par value $0.001 per share and 40,000,000 shares of preferred stock, par value $0.001. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof.

Series A Convertible Preferred Stock

    On August 10, 2000, the Company designated 20,000,000 shares as Series A convertible preferred stock, and in August 2000, he Company issued 14,000,701 shares of Series A convertible preferred stock at $0.5714 per share, resulting in cash proceeds of approximately $4,000,000 and a receivable of $4,000,000.

    The holders of shares of Series A preferred stock are entitled to receive dividends, out of assets legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holders thereof to receive, directly or indirectly, additional shares of common stock) on the common stock, at the rate of 8% of the liquidation preference per share per annum for the Series A preferred

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stock, payable when, as, and if declared by the board of directors. Such dividends will not be cumulative. No dividends have been declared.

    Each share of Series A convertible preferred stock is convertible, at the option of the holder, at any time, into common stock at the current conversion rate (currently one-for-one). Conversion is automatic upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, which results in a price per share of not less than five times the then applicable conversion price and gross offering proceeds of not less than $10,000,000 or upon the approval of the holders of at least a majority of the outstanding shares of the preferred stock. The preferred stock has voting rights on an as-if-converted to common stock basis.

    Series A convertible preferred stockholders are entitled to receive, upon liquidation, an amount per share equal to the issuance price, plus all declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed pro rata among the common stockholders and Series A convertible preferred stockholders on an as-if-converted basis.

Warrants and Related Purchased Technology

    On August 10, 2000, the Company granted a warrant to AXT to purchase up to 4,500,000 shares of the Company's Series A convertible preferred stock at $0.5714 per share. The warrant may be exercised in whole or in part at any time, and will expire the later of (i) August 10, 2005 and (ii) the closing of a qualified public offering or the sale of substantially all of the assets of the Company or the merger or consolidation with a public company. The value of the warrant was estimated using the Black-Scholes option pricing model with the following assumptions: weighted-average, risk-free interest rate of 5%, estimated life of 5 years, volatility of 0.8%, and no dividend yield. The warrant was primarily issued for access to certain technology related to FP lasers. The Company has recorded the $1,710,000 estimated fair value of the warrant as a contra-equity amount and is being amortized to income over the 5-year estimated life of the warrant.

2000 Stock Plan

    In September 2000, the Company adopted the 2000 Stock Plan (the Plan) which provides for the issuance of common stock options and common stock purchase rights to employees and consultants of the Company of up to 3,000,000 shares of the Company's common stock. The Plan permits the Company to (i) grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, and (ii) nonstatutory stock options, which are not intended to qualify as incentive stock options. Options generally vest 25% upon completion of one year of service and 1/48 per month thereafter. Options expire after 10 years.

    During the period from inception (June 22, 2000) to October 31, 2000, the Company granted options for 1,137,000 shares of common stock at an exercise price of $0.25 per share. None of these options were exercised or canceled during the period from inception (June 22, 2000) to October 31, 2000 and none of the options were exercisable as of October 31, 2000. The weighted-average deemed fair value of the options granted during the period from inception (June 22, 2000) to October 31, 2000 was $7.64 per share. The Company also reserved for issuance 1,048,000 options at an exercise price of $0.25 per share to certain individuals, not yet employees with the Company, with vesting commencing

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the first day of employment with the Company. The weighted-average remaining contractual life of the options outstanding as of October 31, 2000 was 9.8 years. As of October 31, 2000, 815,000 shares of common stock were available for future grants.

Deferred Stock Compensation

    In connection with the grant of stock options to employees, the Company recorded deferred stock compensation of $7,900,000 for the period from inception (June 22, 2000) through October 31, 2000, representing the difference between the deemed fair value of the Company's common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred stock compensation is presented as a reduction of stockholders' equity, with graded amortization recorded over the four-year vesting period. The amortization expense relates to options awarded to employees in all operating expense categories. The Company will recognize additional deferred compensation for the options reserved for issuance to certain individuals who have not yet commenced employment with the Company.

Accounting for Stock-Based Compensation

    Pro forma information regarding net income is required by SFAS 123 as if the Company had accounted for its employee stock options granted under the fair value method of SFAS 123. The fair value for the Company's stock option grants was estimated at the date of grant using the minimum value option valuation model. The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's stock-based awards have characteristics significantly different from those of traded options and because changes in the subject input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessary provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions: risk-free interest rates of 5%; no dividend yield; and a weighted-average expected life of the option of five years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. For the period from inception (June 22, 2000) to October 31, 2000 the pro forma net loss was $(1,795,333).

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Shares Reserved

    Common stock subject to future issuance is as follows:

October 31, 2000
Conversion of Series A convertible preferred stock	14,000,701
Exercise of outstanding options	1,137,000
Shares reserved for outstanding options	1,048,000
Common stock available for grant under stock option plan	815,000
Common stock reserved for exercise of warrant for Company's Series A convertible preferred stock	4,500,000

21,500,701

7. Income Taxes

    There is no provision for U.S. federal, U.S. state or foreign income taxes as the Company has incurred operating losses since inception for all jurisdictions.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax assets are as follows:

October 31, 2000
Deferred tax assets:
Net operating loss carryforwards	$300,000
Other	200,000

Total deferred tax assets	500,000
Valuation allowance	(500,000)

Net deferred tax assets	$—

    Realization of the deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

    As of October 31, 2000, the Company has net operating loss carryforwards for federal income tax purposes of approximately $800,000, which expire in 2020. The Company also had net operating loss carryforwards for state income tax purposes of approximately $800,000 expiring in 2008. Utilization of the Company's net operating loss may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

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8. Segments and Geographic Information

    The Company operates in one reportable segment, the design, manufacture, and marketing of lasers for datacom and telecommunications applications. During the period from inception (June 22, 2000) to October 31, 2000, 10%, 50% and 40% of the Company's revenues were from United States, Taiwan, and UK based entities, respectively.

9. Subsequent Events

    On November 21, 2000, all of the stockholders' of the Company sold their ownership interest to Finisar Corporation (Finisar). Finisar will record the transaction using the purchase method of accounting. Pursuant to the Agreement and Plan of Reorganization, Finisar issued 6,020,012 shares of its common stock in exchange for the outstanding shares of Demeter common and preferred stock and the outstanding warrant. In addition, Finisar assumed options to purchase the Company's common stock and reserved 566,573 shares of Finisar common stock for issuance upon the exercise of the assumed options.

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UNAUDITED PRO FORMA INFORMATION

FINISAR CORPORATION, SENSORS UNLIMITED, INC.,
DEMETER TECHNOLOGIES, INC., MEDUSA TECHNOLOGIES, INC. AND SHOMITI SYSTEMS, INC.
For the year ended April 30, 2001

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FINISAR CORPORATION, SENSORS UNLIMITED, INC.
DEMETER TECHNOLOGIES, INC., MEDUSA TECHNOLOGIES, INC. AND SHOMITI SYSTEMS, INC.
For the year ended April 30, 2001

INTRODUCTION TO PRO FORMA FINANCIAL INFORMATION

    The Unaudited Pro Forma Condensed Statement of Operations for the year ended April 30, 2001 are based on the historical financial statements of Finisar Corporation ("Finisar"), Sensors Unlimited, Inc. ("Sensors"), Demeter Technologies, Inc. ("Demeter"), Medusa Technologies, Inc. ("Medusa") and Shomiti Systems, Inc. ("Shomiti"), after giving effect to the acquisition of Sensors, Demeter, Medusa and Shomiti under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Financial Statements. The Unaudited Pro Forma Condensed Statements of Operations are presented as if the combinations had taken place on May 1, 2000.

    The Unaudited Pro Forma Condensed Statement of Operations for the year ended April 30, 2001 combines the historical year ended April 30, 2001 for Finisar (which includes seven months of operations of Sensors, six months of operations of Demeter, two months of operations of Medusa and approximately one month of operations of Shomiti), the historical five months ended September 30, 2000 for Sensors, the period from June 22, 2000 (the date of incorporation) to October 31, 2000 for Demeter, the historical ten months ended March 2, 2001 for Medusa and the historical eleven months ended March 23, 2001 for Shomiti. Since the acquisitions of Sensors, Demeter, Medusa and Shomiti occurred prior to April 30, 2001, no Unaudited Pro Forma Condensed Balance Sheet is presented because the balance sheet of Finisar as of April 30, 2001 includes the purchase of Sensors, Demeter, Medusa and Shomiti.

    The Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of Finisar, Sensors, Demeter, Medusa and Shomiti. The pro forma information does not purport to be indicative of the results that would have been reported if the above transaction had been in effect for the period presented or which may result in the future.

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FINISAR, SENSORS, DEMETER, MEDUSA AND SHOMITI
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
Year ended April 30, 2001
(in thousands, except per share data)

						ProForma Adjustments
														Combined Pro Forma
	Finisar	Sensors	Demeter	Medusa	Shomiti	Sensors		Demeter		Medusa		Shomiti
	Year Ended April 30, 2001	5 Months Ended Sept. 30, 2000	From June 22, 2000 (inception) to Oct. 31, 2000	From May 1, 2000 to Mar. 2, 2001	From May 1, 2000 to Mar. 23, 2001
Revenue	$188,800	8,723	54	2,497	12,110	—		—		—		—		212,184
Cost of revenues	131,551	3,454	116	863	4,812	—		—		—		—		140,796
Amortization of acquired developed technology	10,900	—	—	—	—	4,569	(A)	3,238	(B)	152	(C)	6,182	(D)	25,041

Gross profit	46,349	5,269	(62)	1,634	7,298	(4,569)		(3,238)		(152)		(6,182)		46,347
Operating expenses:
Research and development	33,696	1,110	518	355	8,430	—		—		—		—		44,109
Sales and marketing	16,673	1,214	—	153	9,282	—		—		—		—		27,322
General and administrative	10,160	1,044	650	447	6,458	—		—		—		—		18,759
Amortization of deferred stock compensation	13,542	—	371	—	—	1,184	(A)	2,540	(B)	37	(C)	1,534	(D)	19,208
Amortization of goodwill and other purchased intangibles	53,122	—	57	—	—	24,844	(A)	15,069	(B)	1,184	(C)	15,209	(D)	109,485
Other acquisition costs	1,130	—	—	—	—	—		—		—		—		1,130

Total operating expenses	128,323	3,368	1,596	955	24,170	26,028		17,609		1,221		16,743		220,013

Income (loss) from operations	(81,974)	1,901	(1,658)	679	(16,872)	(30,597)		(20,847)		(1,373)		(22,925)		(173,666)
Interest income (expense), net	14,217	(41)	13	16	(153)	—		—						14,052
Other income (expense), net	18,546	—	—	16	2	—		—						18,564

Income (loss) before income taxes	(49,211)	1,860	(1,645)	711	(17,023)	(30,597)		(20,847)		(1,373)		(22,925)		(141,050)
Provision for income taxes	1,020	100	—	227	1	(2,616	)(A)	(2,353	)(B)	(188	)(C)	(3,790	)(D)	(7,141	)(F)
						458	(E)

Net income (loss)	(50,231)	1,760	(1,645)	484	(17,024)	(28,439)		(18,494)		(1,185)		(19,135)		(133,909)

Net income (loss) per share:
Basic	$(0.31)													$(0.80)

Diluted	$(0.31)													$(0.80)

Shares used in computing net income (loss) per share:
Basic	160,014													167,040	(G)

Diluted	160,014													167,040	(G)

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NOTES TO FINISAR, SENSORS, DEMETER, MEDUSA AND SHOMITI

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    (A) On August 16, 2000 Finisar and Sensors entered into an Agreement and Plan of Reorganization pursuant to which Finisar effectively acquired Sensors. The transaction closed on October 17, 2000, and was accounted for under the purchase method of accounting.

    Sensors is headquartered in Princeton, New Jersey and is a leading supplier of optical components that monitor the performance of dense wavelength division multiplexing, or DWDM, systems. Finisar designated September 30, 2000 as the acquisition date for accounting purposes.

    Pursuant to the reorganization agreement, Finisar issued 18,962,141 shares of common stock in exchange for the outstanding shares of Sensors common stock. In addition, Finisar assumed options to purchase Sensors common stock and reserved 381,417 shares of Finisar common stock for issuance upon the exercise of the assumed options. At the closing of the merger transaction, the assumed Sensors options converted into Finisar options and vested to the extent of the greater of (i) 25% of the total number of shares subject to the option or (ii) the vested percentage of the Sensors option at the closing of the merger transaction, up to a maximum of 50% of the total number of shares subject to the option. The unvested portion of each assumed option will vest in three approximately equal annual installments on each of the first three anniversaries of the date of closing of the transaction, subject to the option holder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 9,481,109 shares of Finisar common stock were issued to the former stockholders of Sensors (the "Initial Consideration") and 9,481,032 shares of common stock, or one-half of the shares issued pursuant to the transaction, were deposited into escrow with U.S. Bank Trust, National Association (the "Deferred Consideration"). One-third of the shares deposited in escrow will be released on each of the first three anniversaries of October 17, 2000, the closing date, subject to the achievement of certain development milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares. Further, one-third of the escrow shares that would otherwise be delivered to the principal shareholders of Sensors on the third anniversary of the closing of the transaction will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification have been resolved.

    In addition to the Initial Consideration and Deferred Consideration, on each of the first three anniversaries of the closing of the transaction, Finisar will issue and deliver to the former shareholders of Sensors, on a pro rata basis, additional shares of Finisar common stock (valued on the basis of the average closing trading price per share of such stock on the Nasdaq National Market for the ten trading days preceding the applicable payment date) (the "Additional Consideration"). These shares of Finisar common stock, with an estimated value of $48 million, will be distributed as follows:

  •
  If on the first anniversary of the closing of the transaction, at least 75% of the key management and technical employees originally employed by Sensors, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $2.375 multiplied by the total number of shares initially deposited in escrow, rounded to the nearest whole share;

  •
  If on the second anniversary of the closing of the transaction, at least 65% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $1.58333 multiplied by the total number of escrow shares, rounded to the nearest whole share; and

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  •
  If on the third anniversary of the closing of the transaction, at least 50% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, and if prior to that date all six development milestones set forth in the Agreement have been achieved, Finisar will issue Finisar shares having an aggregate value of $0.79167 multiplied by the total number of escrow shares, rounded to the nearest whole share.

    At the date of acquisition, only the Initial Consideration has been recorded for accounting purposes since the payment of the Deferred and Additional Consideration is contingent upon future events that are not assured of occurring beyond a reasonable doubt. The Deferred Consideration, if any, will be recorded as additional purchase cost at the then current market price of the common stock when the milestones are attained. The Additional Consideration, if any, will be recorded as additional purchase cost at the then current market price of common stock on the first, second and third anniversaries of closing. Accordingly, Finisar's initial cost to acquire Sensors is calculated to be $355.0 million using a Finisar common stock price of $33.47, which is the average of the closing market prices of Finisar's common shares for a period from three days before through three days after August 16, 2000, the day the transaction was announced. The fair value of the options of $12.7 million, as well as estimated direct transaction expenses of $25.0 million, have been included as a part of the initial purchase cost. Sensors currently operates as a wholly-owned subsidiary of Finisar.

    The initial costs to acquire Sensors have been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

    The estimated total initial purchase cost of Sensors is as follows (in thousands):

Value of securities issued	$317,342
Assumption of common stock options	12,675
Estimated transaction costs and expenses	25,156

$355,173

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in years
Net tangible assets	$740
Intangible assets acquired:
Developed technology	54,825	5
In-process research and development	22,764	N/A
Assembled workforce	1,539	3
Customer base	1,901	3
Tradename	3,722	5
Goodwill	288,677	5
Deferred income tax	(24,974)	3-5
Deferred compensation	5,979	3

Total preliminary purchase price allocation	$355,173

    An independent valuation specialist performed an allocation of the total purchase price of Sensors to its individual assets. The purchase price was allocated to Sensors' tangible assets, specific intangible

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assets such as assembled workforce, customer base, tradename, and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes optical components that monitor the performance of dense wavelength division multiplexing networks. Sensors' technology enables telecommunications companies to optimize the use of existing bandwidth in fiber optic networks. Finisar will amortize the acquired developed technology of approximately $54.8 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Sensors and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $1.5 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Sensors management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $1.9 million on a straight-line basis over an average estimated useful life of three years.

    The acquired tradename is recognized for the intrinsic value of the Sensors name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $3.7 million on a straight-line basis over an average estimated useful life of five years.

    Deferred compensation is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Sensors employees. The $6.0 million of deferred compensation will be amortized over the remaining vesting period of approximately three years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years. Deferred Consideration and Additional Consideration earned, if any, will be recorded as goodwill.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, the Company recognized an expense of $22.8 million during the year ended April 30, 2001, in conjunction with the acquisition.

    (B) On November 21, 2000, the Company completed the acquisition of Demeter, a privately-held company located in El Monte, California, and accounted for the acquisition under the purchase method of accounting. Demeter was founded in August 2000 and is focused on the development of long wavelength Fabry Perot and distributed feedback lasers for data communications and telecommunications applications. Finisar designated November 1, 2000 as the acquisition date for accounting purposes.

    Pursuant to the reorganization agreement, the Company issued 6,020,012 shares of common stock in exchange for the outstanding shares of Demeter capital stock. In addition, Finisar assumed options to purchase Demeter common stock and reserved 566,573 shares of Finisar common stock for issuance upon the exercise of the assumed options. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the optionholder's continued service with Finisar or a subsidiary.

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    At the closing of the transaction, certificates representing 601,993 shares of Finisar common stock were deposited into escrow with the U.S. Bank Trust, National Association. The escrow shares will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification, if any, have been resolved.

    Finisar's cost to acquire Demeter is calculated to be $187.7 million using a Finisar common stock price of $28.05, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after November 21, 2000, the day the transaction was announced. The fair value of the assumed stock options of $15.4 million, as well as estimated direct transaction expenses of $3.4 million, have been included as a part of the total purchase cost. Demeter currently operates as a wholly-owned subsidiary of Finisar.

    The costs to acquire Demeter have been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

    The estimated total purchase cost of Demeter is as follows (in thousands):

Value of securities issued	$168,882
Assumption of common stock options	15,438
Estimated transaction costs and expenses	3,373

$187,693

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful life in years
Net tangible assets	$3,716
Intangible assets acquired:
Developed technology	32,381	5
In-process research and development	6,457	N/A
Assembled workforce	380	3
Customer base	244	3
Goodwill	149,648	5
Deferred income tax	(18,434)	3-5
Deferred compensation	13,301	4

Total preliminary purchase price allocation	$187,693

    An independent valuation specialist performed an allocation of the total purchase price of Demeter to its individual assets. The purchase price was allocated to Demeter's tangible assets, specific intangible assets such as assembled workforce, customer base and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes long wavelength Fabry Perot and distributed feedback lasers for datacom and telecommunications applications. Finisar will amortize the acquired developed technology of approximately $32.4 million on a straight-line basis over an average estimated remaining useful life of five years.

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    The acquired assembled workforce is comprised of all the skilled employees and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $0.4 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Demeter management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $0.2 million on a straight-line basis over an average estimated useful life of three years.

    Deferred compensation is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Demeter's employees. The $13.3 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, the Company recognized an expense of $6.5 million during the year ended April 30, 2001, in conjunction with the acquisition.

    (C) The Company completed the acquisition of Medusa, a privately-held company located near Austin, Texas, on March 2, 2001, and accounted for the acquisition under the purchase method of accounting. Medusa was established in June 1997 and provides training and testing services focusing on Fibre Channel and other networking technologies. Medusa also provides training services and develops proprietary test and analysis tools and software for internal and third-party use. Finisar designated March 1, 2001, as the acquisition date for accounting purposes. Medusa currently operates as a wholly owned subsidiary of Finisar.

    Pursuant to the acquisition, the Company paid approximately $7.2 million in cash for all outstanding shares of Medusa and assumed the outstanding options to purchase Medusa's common stock. The Company reserved 8,012 shares of its common stock for issuance upon the exercise of the assumed options. The assumed options vest monthly at the rate of 1/48 of the total number of shares originally subject to the assumed option.

    At the closing of the acquisition, approximately $617,000 in cash was deposited into escrow with U.S. Bank Trust, National Association, and will be subject to claims for indemnification by the Company under the reorganization agreement and the procedures specified in the escrow agreement. The funds deposited in escrow will remain in escrow until the later of the first anniversary of the closing of the merger or the date on which all pending claims for indemnification, if any, have been resolved.

    The costs to acquire Medusa have been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill.

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    The estimated total purchase cost of Medusa is as follows (in thousands):

Cash including estimated transaction costs and expenses	$7,316
Assumption of common stock options	96

$7,412

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful Life in Years
Net tangible assets	$653
Intangible assets acquired:
Developed technology	910	5
Assembled workforce	490	3
Customer base	160	3
Tradename	600	5
Goodwill	5,424	5
Deferred income tax	(890)	3-5
Deferred compensation	65	4

Total preliminary purchase price allocation	$7,412

    The purchase price was allocated to Medusa tangible assets, specific intangible assets such as assembled workforce, customer base, tradename and to developed technology. The acquired developed technology, which is comprised of products that are already technologically feasible, mainly relates to a mechanism (some times called an engine) for extracting information from data collected by a Fibre Channel analyzer and generates protocol statistics. These statistics present the information in visual format which is easier to understand. This product can be used by developers, integrators, and system administers to determine operational characteristics and adherence to the standard of Fibre Channel products. Finisar will amortize the acquired developed technology of approximately $0.9 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Medusa and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $0.5 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Medusa management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $0.2 million on a straight-line basis over an average estimated useful life of three years.

    The acquired tradename is recognized for the intrinsic value of the Medusa name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $0.6 million on a straight-line basis over an average estimated remaining useful life of five years.

    Deferred compensation expense is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Medusa's employees. The $0.1 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

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    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated useful life of five years.

    (D) On November 21, 2000, Finisar and Shomiti entered into an Agreement and Plan of Reorganization pursuant to which Finisar acquired Shomiti and accounted for the acquisition under the purchase method of accounting. On February 7, 2001, the agreement was amended to provide for the issuance of convertible Series A preferred stock which will be automatically converted into common stock on a three-for-one basis upon the approval of additional authorized common shares by the stockholders of Finisar. The transaction closed on March 23, 2001. Shomiti is headquartered in San Jose, California. Shomiti was founded in July 1995 and designs products which monitor the performance of Ethernet networks in order to enhance their quality of service.

    Pursuant to the reorganization agreement, Finisar issued 1,120,984 shares of its convertible Series A preferred stock (convertible into 3,362,952 shares of common stock) in exchange for the outstanding shares of Shomiti common and preferred stock. In addition, Finisar assumed options to purchase Shomiti common stock and reserved 139,991 shares of Finisar convertible Series A preferred stock for issuance upon the exercise of the assumed options. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the first anniversary of the date of grant, with the remainder vesting in 48 equal monthly installments, subject to the optionholder's continued service with Finisar or a subsidiary.

    At the closing of the transaction, certificates representing 112,098 shares of Finisar convertible Series A preferred stock were deposited into escrow. The escrow shares will be subject to claims for indemnification by Finisar under the reorganization agreement and the procedures specified in the escrow agreement. Those shares will remain in escrow until all pending claims for indemnification, if any, have been resolved.

    Prior to closing, a third party asserted that certain of Shomiti's products infringed a patent. Shomiti believes it has defenses to the claim and intends to defend its position. Finisar has notified Shomiti that any settlement or damages arising out of the claim would be subject to a claim for indemnification under the escrow. Should the amount held in escrow not be sufficient to satisfy the claim for indemnification, Finisar would assess whether the excess would be additional purchase price or an expense.

    Finisar's initial cost to acquire Shomiti is calculated to be $113.2 million using a Finisar common stock price of $30.03, which is the average of the closing market prices of Finisar's common stock for a period from three days before through three days after February 7, 2001, the day the transaction was amended. The fair value of the assumed stock options of $11.0 million, as well as estimated direct transaction expenses of $1.2 million, have been included as a part of the estimated total purchase cost. Shomiti currently operates as a wholly-owned subsidiary of Finisar.

    The initial cost to acquire Shomiti has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The fair value of the acquired assets and liabilities is based upon an independent valuation.

F–83

NOTES TO FINISAR, SENSORS, DEMETER, MEDUSA AND SHOMITI

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (Continued)

    The estimated total initial purchase cost of Shomiti is as follows (in thousands):

Value of securities issued on an as-if converted basis	$100,989
Assumption of common stock options on an as-if converted basis	11,032
Estimated transaction costs and expenses	1,206

$113,227

    The preliminary purchase price allocation is as follows (in thousands):

	Amount	Useful Life in Years
Net tangible assets (liabilities)	$(1,241)
Intangible assets acquired:
Developed technology	37,092	5
In-process research and development	5,997	N/A
Assembled workforce	1,449	3
Customer base	3,522	3
Tradename	2,267	5
Goodwill	80,700	5
Deferred income tax	(18,432)	3-5
Deferred compensation	1,873	4

Total preliminary purchase price allocation	$113,227

    An independent valuation specialist performed an allocation of the total purchase price of Shomiti to its individual assets. The purchase price was allocated to Shomiti's tangible assets, specific intangible assets such as assembled workforce, customer base, tradename and developed technology and to in-process research and development.

    The acquired developed technology, which is comprised of products that are already technologically feasible, mainly includes the Surveyor software suite including Surveyor, Remote, Expert, Packet Blaster, and Multi-QOS; the Explorer analyzer family including the 10/100, Gigabit, and THG systems and modules; and a series of probes which include multiple models for the Century Tap, Fiber Tap, and Voyager. The products are used for monitoring, measuring, analyzing and troubleshooting network quality of service (QOS) for extended enterprise ethernet local area networks (LANs) and VoIP (Voice Over Internet Protocol) communications. Finisar will amortize the acquired developed technology of approximately $37.1 million on a straight-line basis over an average estimated remaining useful life of five years.

    The acquired assembled workforce is comprised of all the skilled employees of Shomiti and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Finisar will amortize the value assigned to the assembled workforce of approximately $1.4 million on a straight-line basis over an average estimated useful life of three years.

    The acquired customer base is based on historical costs incurred and is comprised of Shomiti management's estimation of resources that have been devoted to the development of the relationships with key customers. Finisar will amortize the value assigned to customer relationships of approximately $3.5 million on a straight-line basis over an average estimated useful life of three years.

F–84

    The acquired tradename is recognized for the intrinsic value of the Shomiti name and products in the marketplace. Finisar will amortize the value assigned to the tradename of approximately $2.3 million on a straight-line basis over an average estimated useful life of five years.

    Deferred compensation expense is recognized for the intrinsic value on the date of closing of the unvested Finisar options exchanged for options held by Shomiti's employees. The $1.9 million of deferred compensation will be amortized over the remaining vesting period of approximately four years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets and deferred compensation, will be amortized on a straight-line basis over its estimated remaining useful life of five years.

    In-process research and development represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, Finisar recognized an expense of $6.0 million during the year ended April 30, 2001 in conjunction with the acquisition.

    (E) Historically, Sensors elected to be treated as an "S" corporation for Federal income tax purposes; therefore the Sensors stockholders were liable for income taxes on Sensors' taxable income. The pro forma provision for income taxes includes estimated income taxes on Sensors' income at a tax rate of 30%.

    (F) The pro forma combined provision for income taxes does not represent the amounts that would have resulted had Finisar, Sensors, Demeter, Medusa and Shomiti filed consolidated income tax returns during the period presented.

    (G) The pro forma basic and diluted net earnings per share for the year ended April 30, 2001 are based on the weighted average number of shares of Finisar common stock outstanding, the 3,974,273 shares (representing the difference between the shares issued by Finisar in the Sensors transaction and the amount already included in the weighted average number of shares of Finisar common stock outstanding) issued by Finisar in the Sensors transactions, and the 3,051,239 shares (representing the difference between the shares issued by Finisar in the Demeter transaction and the amount already included in the weighted average number of shares of Finisar common stock outstanding) issued by Finisar in the Demeter transaction.

F–85

FINISAR CORPORATION
5,332,806 Shares
Common Stock
P R O S P E C T U S
              , 2001

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15.  Recent Sales of Unregistered Securities.

    (a) Since November 30, 1997, Finisar has issued and sold the following unregistered securities:

      1.  From inception through July 31, 1999, Finisar issued options to purchase an aggregate of 40,328,200 shares of common stock under its 1989 and 1999 stock options plans, of which 6,769,660 have been exercised.

      2.  In November 1998, Finisar sold 12,039,486 shares of its convertible redeemable preferred stock to certain investors at a purchase price of $2.1932 per share, for an aggregate purchase price of $26,405,000.

      3.  In October 2000, Finisar issued 18,962,141 shares of common stock in exchange for the outstanding securities of Sensors Unlimited, Inc.

      4.  In November 2000, Finisar issued 6,020,012 shares of common stock in exchange for the outstanding securities of Demeter Technologies, Inc.

      5.  In March 2001, Finisar issued 1,120,984 shares of Series A preferred stock in exchange for the outstanding securities of Shomiti Systems, Inc.

      6.  In May 2001, Finisar issued 870,303 shares of Series A preferred stock in exchange for all outstanding securities of Transwave Fiber, Inc.

    There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

    The issuances described in Items 15(a)(1), 15(a)(2), 15(a)(4), 15(a)(5) and 15(a)(6) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuances described in 15(a)(3), 15(a)(5) and 15(a)(6) were deemed exempt from registration under the Securities Act in reliance on Section 3(a)(10) thereof after a hearing upon the fairness of such issuance. Certain issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Finisar or had access, through employment or other relationships, to such information.

Item 16.  Exhibits and Financial Statement Schedules.

  Exhibits.

Exhibit Number	Description of Document
2.1	Agreement and Plan of Reorganization by and among Finisar Corporation, Gemstone Acquisition Corp., Sensors Unlimited, Inc. and Certain Principal Shareholders of Sensors, dated August 16, 2000(1)
2.2	Agreement and Plan of Reorganization by and among Finisar Corporation, Onyx Acquisition Corp. and Demeter Technologies, Inc., dated November 20, 2000(2)

II–1

2.3	Amended and Restated Agreement and Plan of Reorganization by and among Finisar Corporation, Silver Acquisition Corp., and Shomiti Systems, Inc., dated February 7, 2001(3)
2.4	Second Amended and Restated Agreement and Plan of Reorganization by and among Finisar Corporation, Transwave Fiber, Inc. and certain principal shareholders of Transwave, dated as of March 19, 2001(4)
†3.4	Amended Bylaws of Registrant
3.5	Restated Certificate of Incorporation of Registrant(5)
3.6	Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on June 19, 2001(6)
3.7	Restated Certificate of Incorporation of Registrant (as amended through June 19, 2001(6)
4.1	Specimen certificate representing the common stock(5)
4.2	Certificate of Designation of Preferences and Rights of the Series A Preferred Stock(7)
†5.1	Opinion of Gray Cary Ware & Freidenrich LLP
10.1	Form of Indemnity Agreement between Registrant and Registrant's directors and officers(5)
10.2	1989 Stock Option Plan(5)
10.3	1999 Stock Option Plan(5)
10.4	1999 Employee Stock Purchase Plan(5)
10.5	Securities Purchase Agreement between Registrant and certain investors, dated as of November 6, 1998(5)
10.6	Shareholders' Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998(5)
10.7	Voting Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998(5)
10.8	Loan Agreement between Registrant and Fleet National Bank, dated as of November 6, 1998(5)
10.9	Security Agreement between Registrant and Fleet National Bank, dated as of November 4, 1998(5)
10.10	Security Agreement Re: Contracts, Leases, License and Permits between Registrant and Fleet National Bank, dated as of November 4, 1998(5)
10.11	Building Office Lease for 582 Market Street, Suite 609-610, San Francisco, CA, dated December 17, 1996 between Registrant and Niantic Corporation(5)
10.12	Building Lease for 274 Ferguson Drive, Mountain View, CA, dated April 30, 1997 between Registrant and DM Group VIII and DM Group VIII-E(5)
10.13	Building Lease for 1308 Moffett Park Drive, Sunnyvale, CA, dated May 26, 1999 between Registrant and Aetna Life Insurance Company(5)
10.14	Employment Agreement by and between Finisar Corporation and Gregory H. Olsen, dated October 17, 2000(6)
10.15	Noncompetition Agreement by and between Gregory H. Olsen and Finisar Corporation, dated October 17, 2000(6)
21.1	List of Subsidiaries of the Registrant(6)
23.1	Consent of Ernst & Young LLP, Independent Auditors

II–2

†23.2	Consent of Gray Cary Ware & Freidenrich LLP
23.3	Consent of Arthur Andersen LLP, Independent Auditors
†24.1	Power of Attorney. Reference is made to page II-5 of Amendment No. 1 to the Registration Statement, as originally filed.

†
Previously filed.

(1)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed November 1, 2000.

(2)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed December 6, 2000.

(3)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed April 3, 2001.

(4)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed May 15, 2001.

(5)
Incorporated by reference to the same numbered exhibit to Registrant's Registration Statement on Form S-1 (File No. 333-87017).

(6)
Incorporated by reference to the same numbered exhibit to Registrant's Annual Report on Form 10-K filed July 18, 2001.

(7)
Incorporated by reference to the same numbered exhibit to Registrant's Quarterly Report on Form 10-Q filed March 14, 2001.

  Financial Statement Schedules.

    The following financial statement schedule of Finisar is filed as part of this Registration Statement and should be read in conjunction with the financial statements and related notes.

Schedule	Page
II—Valuation and Qualifying Accounts	S-1
		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts(1)	Deductions— write-offs	Balance at end of period
	(in thousands)
Allowance for doubtful accounts
Year ended April 30, 1999	$16	$249	—	—	$265
Year ended April 30, 2000	265	190	—	—	455
Year ended April 30, 2001	455	344	$430	—	1,229

(1)
Allowance assumed through the acquisitions of Sensors, Demeter, Medusa and Shomiti in fiscal 2001.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

II–3

Item 17.  Undertakings

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

II–4

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California on July 31, 2001.

FINISAR CORPORATION
By:	/s/ JERRY S. RAWLS* Jerry S. Rawls President and Chief Executive Officer
Signature	Title	Date

/s/ JERRY S. RAWLS* Jerry S. Rawls	President and Chief Executive Officer (Principal Executive Officer)	July 31, 2001
/s/ FRANK H. LEVINSON* Frank H. Levinson	Chairman of the Board and Chief Technical Officer	July 31, 2001
/s/ STEPHEN K. WORKMAN Stephen K. Workman	Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	July 31, 2001
/s/ MICHAEL C. CHILD* Michael C. Child	Director	July 31, 2001
/s/ ROGER C. FERGUSON* Roger C. Ferguson	Director	July 31, 2001
/s/ RICHARD B. LIEB* Richard B. Lieb	Director	July 31, 2001
/s/ LARRY D. MITCHELL* Larry D. Mitchell	Director	July 31, 2001
/s/ GREGORY H. OLSEN* Gregory H. Olsen	Director	July 31, 2001
*By:	/s/ STEPHEN K. WORKMAN
Stephen K. Workman Attorney-in-fact

II–5

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Reorganization by and among Finisar Corporation, Gemstone Acquisition Corp., Sensors Unlimited, Inc. and Certain Principal Shareholders of Sensors, dated August 16, 2000(1)
2.2	Agreement and Plan of Reorganization by and among Finisar Corporation, Onyx Acquisition Corp. and Demeter Technologies, Inc., dated November 20, 2000(2)
2.3	Amended and Restated Agreement and Plan of Reorganization by and among Finisar Corporation, Silver Acquisition Corp., and Shomiti Systems, Inc., dated February 7, 2001(3)
2.4	Second Amended and Restated Agreement and Plan of Reorganization by and among Finisar Corporation, Transwave Fiber, Inc. and certain principal shareholders of Transwave, dated as of March 19, 2001(4)
†3.4	Amended Bylaws of Registrant
3.5	Restated Certificate of Incorporation of Registrant(5)
3.6	Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on June 19, 2001(6)
3.7	Restated Certificate of Incorporation of Registrant (as amended through June 19, 2001(6)
4.1	Specimen certificate representing the common stock(5)
4.2	Certificate of Designation of Preferences and Rights of the Series A Preferred Stock(7)
†5.1	Opinion of Gray Cary Ware & Freidenrich LLP
10.1	Form of Indemnity Agreement between Registrant and Registrant's directors and officers(5)
10.2	1989 Stock Option Plan(5)
10.3	1999 Stock Option Plan(5)
10.4	1999 Employee Stock Purchase Plan(5)
10.5	Securities Purchase Agreement between Registrant and certain investors, dated as of November 6, 1998(5)
10.6	Shareholders' Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998(5)
10.7	Voting Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998(5)
10.8	Loan Agreement between Registrant and Fleet National Bank, dated as of November 6, 1998(5)
10.9	Security Agreement between Registrant and Fleet National Bank, dated as of November 4, 1998(5)
10.10	Security Agreement Re: Contracts, Leases, License and Permits between Registrant and Fleet National Bank, dated as of November 4, 1998(5)
10.11	Building Office Lease for 582 Market Street, Suite 609-610, San Francisco, CA, dated December 17, 1996 between Registrant and Niantic Corporation(5)
10.12	Building Lease for 274 Ferguson Drive, Mountain View, CA, dated April 30, 1997 between Registrant and DM Group VIII and DM Group VIII-E(5)

10.13	Building Lease for 1308 Moffett Park Drive, Sunnyvale, CA, dated May 26, 1999 between Registrant and Aetna Life Insurance Company(5)
10.14	Employment Agreement by and between Finisar Corporation and Gregory H. Olsen, dated October 17, 2000(6)
10.15	Noncompetition Agreement by and between Gregory H. Olsen and Finisar Corporation, dated October 17, 2000(6)
21.1	List of Subsidiaries of the Registrant(6)
23.1	Consent of Ernst & Young LLP, Independent Auditors
†23.2	Consent of Gray Cary Ware & Freidenrich LLP
23.3	Consent of Arthur Andersen LLP, Independent Auditors
†24.1	Power of Attorney. Reference is made to page II-5 of Amendment No. 1 to the Registration Statement, as originally filed.

†
Previously filed.

(1)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed November 1, 2000.

(2)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed December 6, 2000.

(3)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed April 3, 2001.

(4)
Incorporated by reference to the same numbered exhibit to Registrant's Current Report on Form 8-K filed May 15, 2001.

(5)
Incorporated by reference to the same numbered exhibit to Registrant's Registration Statement on Form S-1 (File No. 333-87017).

(6)
Incorporated by reference to the same numbered exhibit to Registrant's Annual Report on Form 10-K filed July 18, 2001.

(7)
Incorporated by reference to the same numbered exhibit to Registrant's Quarterly Report on Form 10-Q filed March 14, 2001.

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5,332,806 Shares Finisar Corporation Common Stock
TABLE OF CONTENTS
PROSPECTUS SUMMARY
Finisar Corporation
Recent Developments
Corporate Information
The Offering
Summary Financial Data (in thousands, except per share data)
RISK FACTORS
FORWARD-LOOKING STATEMENTS
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Options Granted in Fiscal Year Ended April 30, 2001
Option Exercises and Fiscal 2001 Year-End Values.
Aggregate Option Exercises In Fiscal 2001 and Values at April 30, 2001
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS FINISAR CORPORATION As of April 30, 2000 and 2001 and for each of the three years in the period ended April 30, 2001
INDEX TO FINANCIAL STATEMENTS
FINISAR CORPORATION CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)
FINISAR CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
FINISAR CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
FINISAR CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (Continued)
FINISAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL STATEMENTS
SENSORS UNLIMITED, INC. BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
SENSORS UNLIMITED, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999 AND 1998
UNAUDITED INTERIM FINANCIAL STATEMENTS
SENSORS UNLIMITED, INC. UNAUDITED BALANCE SHEET SEPTEMBER 30, 2000 (in thousands)
SENSORS UNLIMITED, INC. UNAUDITED STATEMENTS OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30 (in thousands, except per share data)
SENSORS UNLIMITED, INC. UNAUDITED STATEMENT OF CASH FLOWS NINE MONTHS ENDED SEPTEMBER 30 (in thousands)
SENSORS UNLIMITED, INC. NOTE TO UNAUDITED FINANCIAL STATEMENTS SEPTEMBER 30, 2000
FINANCIAL STATEMENTS DEMETER TECHNOLOGIES, INC. As of October 31, 2000 and for the period from inception (June 22, 2000) to October 31, 2000
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
DEMETER TECHNOLOGIES, INC. BALANCE SHEET October 31, 2000
DEMETER TECHNOLOGIES, INC. STATEMENT OF OPERATIONS Period from inception (June 22, 2000) to October 31, 2000
DEMETER TECHNOLOGIES, INC. STATEMENT OF CASH FLOWS Period from inception (June 22, 2000) to October 31, 2000
DEMETER TECHNOLOGIES, INC. NOTES TO FINANCIAL STATEMENTS October 31, 2000
UNAUDITED PRO FORMA INFORMATION
FINISAR CORPORATION, SENSORS UNLIMITED, INC. DEMETER TECHNOLOGIES, INC., MEDUSA TECHNOLOGIES, INC. AND SHOMITI SYSTEMS, INC. For the year ended April 30, 2001
INTRODUCTION TO PRO FORMA FINANCIAL INFORMATION
NOTES TO FINISAR, SENSORS, DEMETER, MEDUSA AND SHOMITI UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX